8/11


08004235

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saipem

*CURRENT ADDRESS

PROCESSED
AUG 1 9 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04776 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlc

DAT : 8/14/08


Eni
Saipem

Annual Report at December 31, **2007**

MISSION STATEMENT

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
We entrust our competent and multi-local teams to provide sustainable development for our company and the communities in which we operate

OUR CORE VALUES

Commitment to safety, integrity, openness, flexibility, integration commitment, innovation, quality, competitiveness, teamwork, humility, internationalisation

Countries in which Saipem operates

EUROPE
Austria, Belgium, Croatia, Cyprus, Denmark, France, Italy, Luxembourg, Malta, Norway, Netherlands, Portugal, Principality of Monaco, Romania, Spain, Switzerland, Turkey, United Kingdom

AMERICAS
Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad and Tobago, United States, Venezuela

CSI
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Ivory Coast, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

FAR EAST AND OCEANIA
Australia, China, India, Indonesia, Malaysia, Pakistan, Singapore, Thailand


Eni
Saipem

Annual Report
at December 31, **2007**

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

General Shareholders' Meeting of April 28, 2008

Notice of Shareholders' Meeting was published in the daily newspapers Il Sole 24 Ore, Corriere della Sera and La Repubblica on March 20, 2008

Saipem Group consolidated financial report



Pietro Franco Tali
Chairman



Hugh James O'Donnell
Managing Director



Jacques Yves Léost
Director of Saipem SpA and Chairman of Saipem sa

Letter to the Shareholders

Messrs. Shareholders,

in 2007 your Company achieved once more record results, profit and new contract acquisitions. Positive operational results and high financial profits have resulted in an outstanding stock market performance by the Saipem share (+38.5% in 2007, the best percentage increase recorded amongst MIB 30 stocks), enabling the distribution of a dividend that is 51.7% greater compared to the previous year.
The improvement in financial results interested all three Business Units and is due both to strong operational efficiency and increased volumes of operations.
Main areas of operations were as follows: the Far East, West Africa and Kazakhstan in the Offshore sector; the Middle East in the Onshore sector; West and North Africa in the Offshore Drilling sector; and the Middle East and Latin America in the Onshore Drilling sector.

The level of operational efficiency that was achieved has confirmed that your Company is once again at the top of its industry. In terms of safety, the LTIFR (Lost Time Injury Frequency Rate) index stood at 0.71 (0.84 in 2006) and the TRIFR (Total Recordable Incident Frequency Rate) index was equal to 2.33 (2.34 in 2006). In 2007 engineering and project management expertise increased by approximately 1,000 resources. Also, preparatory activities were launched to transform the Chennai office (India) into a hub capable of managing entire projects.

The total new contracts awarded to the Group in 2007 amounted to €12 billion (€10.7 billion in 2006 on a perimeter-unchanged basis), whilst the backlog at December 31, 2007 totalled €15.4 billion, a 19.6% increase compared to the end of 2006 on a perimeter-unchanged basis.

Revenues amounted to €9.5 billion (€7.5 billion in 2006 on a perimeter-unchanged basis), operating profit stood at €867 million (€586 million in 2006 on a perimeter-unchanged basis) and adjusted net profit reached €580 million (€369 million in 2006 on a perimeter-unchanged basis).

Revenues and margin distribution across the various business units of your Company were as follows: the Onshore sector accounted for 56% of revenues and 29% of margins; the Offshore sector generated 36% of revenues and 49% of margins; Drilling accounted for 8% of revenues and 22% of margins.

Investments in 2007 amounted to €1,644 million, broken down as follows:
- €575 million in the Offshore sector, relating to preparatory works for the new pipe lay vessel, the conversion of a tanker into an FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P, the construction of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, in addition to maintenance and upgrading of the existing asset base;
- €693 million in the Offshore Drilling sector, relating to works on the construction of two new semi-submersible drilling platforms and a new ultra-deep water drillship, the purchase of a jack-up, currently under construction at the Labroy Offshore Shipyard in Batam (Indonesia), in addition to maintenance and upgrading of existing assets;
- €267 million in the Onshore Drilling sector relating mainly to the purchase of 10 rigs due to operate in South America and the construction of a further 10 rigs, in addition to maintenance and upgrading of existing assets;
- €109 million in the Onshore sector relating to the purchase of project-specific equipment in addition to maintenance and upgrading of the existing asset base.

Furthermore, Saipem finalised with PetroJack the timecharter, with an option to purchase after 12 months for the price of approximately €135 million, of a jack-up that is currently being built at the Jurong Shipyard in Singapore, whose delivery is expected in the second quarter of 2008. The jack-up will operate in Saudi Arabia on behalf of Saudi Aramco under a three-year contract, with the option of an additional year.
Despite the high levels of investment, net financial debt at December 31, 2007 amounted to €1,694 million, representing a relatively modest increase of €277 million from December 31, 2006. Financial requirements were almost entirely offset by the cash flow from operations, an increase in current assets and proceeds from the disposal of non-core assets.

The programme for the disposal of non-core assets in 2007 saw the sale of Camom, of the 50% holding in Haldor Topsøe AS, and the 15% holding in Tecnomare, generating proceeds totalling €413 million and a pre-tax capital gain of €302 million. These proceeds are intended to contribute to the Company's development plan and accordingly will have no impact on the dividend policy.
On February 14, 2008, agreements were finalised for the sale of the 30% holding in Gaztransport & Technigaz ('GTT') for the price of €310 million, generating a pre-tax capital gain of €186 million.

Global spending by the oil industry is forecast to increase further in 2008, creating particularly favourable market conditions both in the Drilling and Construction sectors.
The challenge facing global contractors like Saipem is combining fast growth, aimed at improving their competitive positioning, with financial results comparable to those achieved by their peers.

The level of capital expenditure envisaged for 2008 is around €1,600 million, broken down as follows:

- approximately €700 million in the Offshore sector to be expended on completing the conversion of the FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P; the construction of the new pipe lay vessel; a new field development vessel; a new diving support vessel; the development of a new fabrication yard for large offshore facilities, in addition to the maintenance and upgrading of the existing asset base. These initiatives essentially complete the programme which is designed to strengthen our position in the Offshore sector; other future investments, besides routine maintenance works, may originate from the award of contracts in the leased FPSO segment or possible requirements for assets on projects to consolidate local content;
- approximately €700 million in the Offshore Drilling sector (inclusive of commitments from financial leasing contracts) to be expended on deepwater drilling vessels. The principal initiatives include: two 6th generation semi-submersible rigs, plus one ultra-deepwater drillship; 5-year lease contracts have already been secured for all three vessels; and two jack-ups, the first already under a 3-year lease contract; and the second for which a contract is expected to be signed well in advance of its delivery;
- approximately €150 million in the Onshore Drilling sector, to be expended on upgrading existing assets and the construction of nine rigs, for which long-term contracts have already been secured.
  Initiatives for further expansion in the drilling sectors will be reviewed selectively, in light of the strong demand in skilled resources required to manage and supervise the current construction programme;
- €50 million in the Onshore sector, for the maintenance of the existing asset base.

In 2009, these investment initiatives will require a level of capital expenditure close to that of 2008; thereafter, capex is expected to fall significantly.

These efforts will be accompanied by a further growth in human resources expertise; the target for 2008 is an

increase of approximately 1,000 personnel, in line with that of 2007; growth will occur mainly in India.
The above investment programme and the increase in engineering and project management expertise are aimed at improving Saipem's competitive positioning across the three business units.

With regard to financial performance:
- the devaluation of the US dollar – the currency in which approximately 70% of revenues are denominated – has a negative impact on results due to the translation into euros of revenues and profits denominated in US dollars. Considering contracts in the backlog, which have already been hedged, and those to be awarded, the average euro/US dollar exchange rate for 2008 is forecast at 1.41, compared with 1.34 in 2007. This will negatively impact 2008 revenues by approximately €400 million and operating profit by approximately €40 million;
- depreciation for 2008 is expected to increase by approximately €100 million, due mainly to investments made in recent years, depreciated over the life of projects;
- the effect on 2007 results of assets that had been disposed of in 2007 and those classified, at the end of 2007, as assets available for disposal and therefore not having any effect on the 2008 adjusted income statement, was as follows: revenues €212 million; operating profit €15 million; income from investments €46 million; net profit €45 million. Thus, to correctly compare 2007 results with those of 2008, 2007 results have to be restated to make them consistent with the 2008 perimeter of consolidation.

Conversely, the strong overall market performance, the high level of backlog and the positive performance of projects under execution underpin management's expectations of attaining, in 2008, revenues in excess of €10 billion and adjusted operating and net profits to increase by at least 20% compared to those for 2007 (restated).

In 2008, Saipem is also planning to complete the programme for the disposal of non-core assets, with the sale of the 30% holding in GTT (already finalised), the 20% holding in Fertinitro and other minor assets. Proceeds are expected to total approximately €400 million, with a pre-tax capital gain of around €200 million.

The Board of Directors, bearing out the policy of distributing approximately one third of the adjusted consolidated net profit, proposes to the Shareholders' Meeting a dividend of €0.44 per ordinary share and €0.47 per savings share (2006: €0.29 and €0.32 respectively).

On behalf of the Board of Directors

The Chairman Pietro Franco Tali

Saipem is a subsidiary of Eni SpA

Saipem Group structure
(main companies)

Saipem SpA

- Saipem International BV (100.00%)
  - Snamprogetti USA Inc (100.00%)
  - Saipem UK Ltd (100.00%)
  - Saipem Asia Sdn Bhd (100.00%)
  - Saipem (Portugal) - Gestão de Participações SGPS SA (100.00%)
    - Saipem Perfurações e Construções Petrolíferas Lda (100.00%)
    - Saipem Luxembourg SA (100.00%)
    - Saipem (Portugal) Comércio Marítimo Lda (100.00%)
      - Star Gulf Free Zone Co (20.00%)
    - Star Gulf Free Zone Co (80.00%)
    - Varisal - Serviços de Consultadoria e Marketing Lda (50.00%)
    - Mangrove Gas Netherlands BV (50.00%)
    - Charville Consultores e Serviços, Lda (50.00%)
    - Southern Gas Constructors Ltd (50.00%)
  - PT Saipem Indonesia (100.00%)
  - Saipem America Inc (100.00%)
  - Saipem Mediterranean Services Llc (100.00%)
  - Petrex SA (100.00%)
  - Saudi Arabian Saipem Ltd (60.00%)
  - ER SAI Caspian Contractor Llc (50.00%)
  - Saipem Contracting (Nigeria) Ltd (97.94%)
  - Snamprogetti Canada Inc (100.00%)
  - Saipem (Nigeria) Ltd (89.41%)
  - Sonsub AS (100.00%)
  - Saipem (Malaysia) Sdn Bhd (41.94%)
  - Sonsub International Pty Ltd (100.00%)
  - North Caspian Service Co Llp (100.00%)
  - Saipem Logistic Services Ltd (100.00%)
  - Snamprogetti Romania Srl (1.00%)
  - Moss Maritime AS (100.00%)
  - Global Petroprojects Services AG (100.00%)
  - Saipem Misr for Petroleum Services (S.A.E.) (100.00%)
  - Snamprogetti Saudi Arabia Ltd (95.00%)
  - ERS Equipment Rental & Services BV (100.00%)
    - European Maritime Commerce BV (100.00%)
    - Saipem Services sa (0.02%)
  - Saipem Services sa (99.98%)
- Energy Maintenance Services SpA (100.00%)
- Saipem FPSO SpA (100.00%)
  - Saipem do Brasil Serviços de Petróleo Ltda (100.00%)
- Saipem Energy International SpA (100.00%)
- Saipem sa (100.00%)
  - Delong Hersent Unipessoal Lda (100.00%)
    - Petromar Lda (70.00%)
  - Boscongo sa (99.99%)
  - TBE Ltd (70.00%)
  - Saipem Singapore Pte Ltd (100.00%)
  - Entreprise Nouvelle Marcellin sa (100.00%)
  - Saipem India Project Services Ltd (100.00%)
  - Saimexicana SA de Cv (100.00%)
    - Saipem Services Mexico SA de Cv (100.00%)
    - Saigut SA de Cv (100.00%)
  - Sofresid sa (100.00%)
    - Sofresid Engineering sa (99.99%)
    - Saipem Contracting Algerie SpA (99.95%)
  - SAS Port de Tanger (100.00%)
  - Saibos Construções Marítimas Lda (100.00%)
  - Services et Equipements Gaziers et Pétroliers sa (99.76%)
    - Société de Construction d'Oleoducts Snc (100.00%)
- Frigstad Discoverer Invest Ltd (100.00%)
- Intermare Sarda SpA (100.00%)
- Saipem Projects SpA (100.00%)
  - Snamprogetti SpA (100.00%)
    - Snamprogetti Sud SpA (100.00%)
    - Engineering & Management Services SpA (100.00%)
    - Andromeda Consultoria Tecnica e Representações Ltda (99.00%)
    - Snamprogetti Netherlands BV (100.00%)
      - Andromeda Consultoria Tecnica e Representações Ltda (1.00%)
    - Snamprogetti Management Services SA (100.00%)
    - Snamprogetti Ltd (100.00%)
    - Snamprogetti Romania Srl (99.00%)
    - Snamprogetti Lummus Gas Ltd (99.00%)
    - Snamprogetti Saudi Arabia Ltd (5.00%)

The diagram only includes companies consolidated using the full consolidation method



Directors' Report

Saipem SpA share performance

On December 31, 2007, the trading price of Saipem's ordinary shares on the Milan Stock Exchange stood at €27.3, an increase in excess of 38% compared to the closing price the previous year. The year-on-year share increase has exceeded 35% for the fourth consecutive year; Saipem's share has achieved, twice in three years, the best annual performance on S&P MIB index, which has fallen by 7% in 2007.

At the end of 2007 Saipem's market capitalisation stood at €12 billion (€8.7 billion at the end of 2006), meaning that Saipem is, for the first time, one of the first ten Italian companies by market capitalisation.

In 2007, the reference market bore out the strong positive trend of the previous two years, underpinned as it was by high levels of investments by the oil companies and contributing to sustained levels of activity across the oil service industry. Having completed the integration with Snamprogetti, which raised the Company's profile in the Onshore sector, Saipem pursued the programme of investments launched in 2006, the largest in the sector, in order to be on the cutting edge in terms of equipment, thereby consolidating its leadership position and strengthening its operational capacity in a fast growing market with an increased risk profile. The share recorded continuous steady growth throughout the first ten months of the year, exceeding €30 for the first time and reaching the new all-time-high of €31.56 in the first half of November. In the latter part of the year, tension and uncertainty generated by the financial credit crisis caused a downturn on all main international financial markets and also affected, although to a lesser extent, the Saipem share, which closed 2007 at €27.30.

Share liquidity increased during 2007, with a trade over the entire year of approximately 980 million shares (950 million in 2006), equal to an average daily trade

Stock exchange data and indices		Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	**Dec. 31, 2007**
Share capital	(€)	440,713,700	441,177,500	441,410,900	441,410,900	**441,410,900**
Ordinary shares		440,499,432	440,987,734	441,239,414	441,251,799	**441,251,800**
Savings shares		214,268	189,766	171,486	159,101	**159,100**
Market capitalisation	(€ million)	2,847	3,909	6,087	8,699	**12,051**
Gross dividend per share:						
- ordinary shares	(€)	0.148	0.150	0.190	0.290	**0.440** (1)
- savings shares	(€)	0.178	0.180	0.220	0.320	**0.470** (1)
Price/earning ratio per share: (2)						
- ordinary shares		14.68	19.84	23.87	22.65	**13.77**
- savings shares		15.86	19.57	25.97	22.55	**14.38**
Price/cash flow ratio per share: (2)						
- ordinary shares		6.27	8.94	13.41	14.17	**10.42**
- savings shares		6.77	8.82	14.58	14.11	**10.88**
Price/adjusted earning ratio per share:						
- ordinary shares		14.68	19.84	23.87	22.65	**20.78**
- savings shares		15.86	19.57	25.97	22.55	**21.69**
Price/adjusted cash flow ratio per share:						
- ordinary shares		6.27	8.94	13.41	14.17	**14.00**
- savings shares		6.77	8.82	14.58	14.11	**14.61**

(1) To be approved by the Shareholders' Meeting to be held on April 21 or 28, 2008, first and second summons respectively.
(2) Figures pertain to the consolidated financial statements.

approaching 4 million shares (3.8 million in 2006). The trade total value also increased in excess of 40%, reaching €24 billion (€16.9 billion in 2006), equal to a daily average of approximately €96 million.

On May 22, 2007, a dividend of €0.29 per ordinary share was distributed to shareholders, an increase in excess of 52% compared to the previous year (€0.19 per share).

Savings shares in circulation (159,100), are convertible at par with ordinary shares, closed the year at €28.50, a 45.3% increase compared to the 2006 year-end quotation of €19.62. Volumes traded were minimal.

Share prices on the Milan Stock Exchange (€)	2003	2004	2005	2006	**2007**
Ordinary shares:					
- maximum	7.31	9.42	14.34	21.14	**31.56**
- minimum	5.24	6.16	8.69	13.79	**18.32**
- average	6.30	7.93	11.40	17.85	**24.72**
- year-end	6.46	8.86	13.79	19.71	**27.30**
Savings shares:					
- maximum	7.48	9.45	15.52	21.50	**41.50**
- minimum	5.80	6.60	8.74	14.42	**19.10**
- average	6.71	8.14	11.95	18.24	**26.97**
- year-end	6.98	8.74	15.00	19.62	**28.50**

Saipem and S&P MIB - Average monthly prices January 2003-March 2008


Price in euro Saipem shares
S&P MIB value
2003
2004
2005
2006
2007
2008
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
50,000
46,000
42,000
38,000
34,000
30,000
26,000
22,000
18,000
Saipem
S&P MIB

Glossary

ANNUAL TERMS

Contribution from operations: operating profit before general and administrative expenses.

IFRS International Financial Reporting Standards: issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise of: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to principles issued after May 2003. Principles issued before May 2003 have maintained the denomination IAS.

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

ROACE Return On Average Capital Employed: the ratio between net profit before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

OPERATIONAL TERMS

Buckle detection: system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Drillship: vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

Dynamically Positioned Heavy Lift Vessel: vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, Construction): a type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.
Hydrotesting: operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.
Hydrotreating: refining process aimed at improving the characteristics of oil fractions.
Jacket: platform underside structure fixed to the seabed using piles.
Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.
J-laying: method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.
LNG: Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C. At normal pressure gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. One tonne of LNG equates to 1,500 cubic metres of gas.
Midstream: sector comprising all those activities relating to the construction and management of the oil transport infrastructure.
Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.
Mooring buoy: offshore mooring system.
Offshore/Onshore: the term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.
Pig: piece of equipment used to internally clean, descale and survey a pipeline.
Piggy backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.
Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.
Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.
Piping and Instrumentation Diagram (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.
Pre-commissioning: comprises pipeline cleaning out and drying.
Pre-drilling template: support structure for a drilling platform.
Pulling: minor operations on oil wells due to maintenance or marginal replacements.
Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.
Riser: manifold connecting the subsea wellhead to the surface.
ROV (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.
S-laying: method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.
Slug catcher: equipment for the purification of gas.
Sour water: water containing dissolved pollutants.
Spar: floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.
Spare capacity: ratio between production and production capacity, i.e. the quantity of oil in excess of demand.
Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.
Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.
Surf facilities: pipelines and equipment connecting the well or subsea system to a floating unit.
Template: rigid and modular subsea structure where the oilfield well-heads are located.
Tender-assisted drilling unit: offshore platform complete with drilling tower, connected to a drilling support tender vessel housing all necessary ancillary infrastructure.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension Leg Platform (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

Operating review



NEW CONTRACTS AND BACKLOG

Saipem Group - New contracts awarded to the Saipem Group as at December 31

(€ million)	2006 (1)		2007	
	Amount	%	Amount	%
Saipem SpA	2,807	26	1,957	16
Group companies	7,901	74	10,054	84
Total	**10,708**	**100**	**12,011**	**100**
Offshore	3,653	34	3,496	29
Onshore	4,487	42	6,236	52
Offshore Drilling	2,230	21	1,644	14
Onshore Drilling	338	3	635	5
Total	**10,708**	**100**	**12,011**	**100**
Italy	918	9	574	5
Abroad	9,790	91	11,437	95
Total	**10,708**	**100**	**12,011**	**100**
Eni Group	2,573	24	1,923	16
Third parties	8,135	76	10,088	84
Total	**10,708**	**100**	**12,011**	**100**

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsoe.

New contracts by geographical area
(€ million)

- 574 Italy
- 1,254 Rest of Europe
- 1,058 Russia*
- 2,133 Saudi Arabia
- 1,984 Rest of Asia
- 1,776 North Africa
- 1,835 West Africa
- 1,397 Americas

(*) Russia includes Kazakhstan and Azerbaijan.

New contracts awarded to the Saipem Group in 2007 amounted to €12,011 million (€10,708 million in 2006). 52% of all contracts awarded are in the Onshore sector, 29% in the Offshore sector, 14% in the Offshore Drilling sector and 5% in the Onshore Drilling sector. New contracts to be carried out abroad make up 95% and contracts awarded by Eni Group companies represent 16% of the overall figure. Finally, orders awarded to the parent company Saipem SpA amounted to 16% of the overall total.

Backlog by geographical area
(€ million)



- 799 Italy
- 1,790 Rest of Europe
- 593 Russia*
- 2,543 Saudi Arabia
- 2,698 Rest of Asia
- 1,865 North Africa
- 3,250 West Africa
- 1,852 Americas

(*) Russia includes Kazakhstan and Azerbaijan.

The backlog of the Saipem Group as at December 31, 2007 stands at a record level of €15,390 million. Breakdown of activities by sector is as follows: 45% in the Onshore sector, 27% in the Offshore sector, 23% in Offshore Drilling sector and 5% in the Onshore Drilling sector.
95% of all orders are on behalf of overseas clients, whilst orders from Eni Group companies represent 22% of the overall backlog. Finally, the parent company Saipem SpA accounts for 26% of the total order backlog.

Saipem Group - Backlog as at December 31

(€ million)	2006 (1)		2007	
	Amount	%	Amount	%
Saipem SpA	2,916	23	3,931	26
Group companies	9,947	77	11,459	74
Total	**12,863**	**100**	**15,390**	**100**
Offshore	4,182	33	4,215	27
Onshore	6,058	47	7,003	45
Offshore Drilling	2,247	17	3,471	23
Onshore Drilling	376	3	701	5
Total	**12,863**	**100**	**15,390**	**100**
Italy	1,280	10	799	5
Abroad	11,583	90	14,591	95
Total	**12,863**	**100**	**15,390**	**100**
Eni Group	2,602	20	3,399	22
Third parties	10,261	80	11,991	78
Total	**12,863**	**100**	**15,390**	**100**

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsøe.

CAPITAL EXPENDITURE

Capital expenditure in 2007 amounted to €1,644 million (€602 million in 2006) and consisted mainly of the following:

- €575 million in the Offshore sector, relating to preparatory works for the new pipe lay vessel, the conversion of a tanker into an FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P, the construction of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, in addition to maintenance and upgrading of the existing asset base;
- €693 million in the Offshore Drilling sector, relating to works on the construction of two new semi-submersible drilling platforms and a new ultra-deep water drillship, the purchase of a jack-up, currently under construction at the Labroy Offshore Shipyard in Batam (Indonesia) to be delivered in the second quarter of 2009 (overall investment €161 million), in addition to maintenance and upgrading of existing assets;
- €267 million in the Onshore Drilling sector relating to the purchase of 13 rigs due to operate in South America and the construction of a further 10 rigs, for which long-term lease contracts have already been secured;
- €109 million in the Onshore sector relating to the maintenance and upgrading of the existing asset base.

The following table provides a breakdown of capital expenditure:

Capital expenditure (€ million)	2006 (1)	2007
Breakdown by company		
Saipem SpA	58	**149**
Other Group companies	544	**1,495**
Total	**602**	**1,644**
Breakdown by business unit		
Offshore	405	**575**
Onshore	58	**109**
Offshore Drilling	102	**693**
Onshore Drilling	37	**267**
Total	**602**	**1,644**
Breakdown by nature		
Acquisition of company interests	9	**-**
Technical	379	**1,352**
FPSO	214	**292**
Total	**602**	**1,644**

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsoe.

Details of capital expenditure for the individual business units are provided in the paragraphs to follow.

OFFSHORE



General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet in addition to a comprehensive spread of sector-leading engineering and project management expertise.
These unique capabilities and competences, together with a long-standing presence in strategic frontier markets comprise an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation, Construction) projects.
Amongst the semi-submersible fleet equipped with the most advanced state-of-the-art technologies, the vessel most worthy of note is Saipem 7000 thanks to its dynamic positioning system, 14,000-tonne lifting capacity and its capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines; the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system and a 600-tonne lifting capacity crane, in addition to a vertical pipelaying system able to work in water depths of up to 2,000 metres and the vessel Saipem 3000, capable of laying flexible pipelines and installing

umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,200 tonnes. Saipem also boasts a strong position in the subsea market, operating highly sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. specially-equipped robots, able to carry out complex deep-water pipeline interventions.
Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising FPSO Mystras and FPSO Cidade de Vitoria. FPSO-Firenze is no longer in operation.

Market conditions

In 2007, global spending on exploration and production increased by more than 10% for the fifth year running. Record oil & gas prices and the need to replace reserves underpin expectations for this trend to continue, instilling the necessary confidence amongst contractors to embark on substantial long-term investment programmes in new vessels. In fact, during the year, new technologically advanced vessels have become operational, boosting supply in the pipelaying and field-development segments. Furthermore, a wave of new orders was placed, especially for combined operations vessels and those equipped with heavy and ultra-heavy lifting capacity, whose delivery window is predominantly focused around 2010.
In the fixed platform market, installation operations plateaued at high levels of activity and experienced a certain amount of growth in the segment for structures with topsides weighing in excess of 1,000 tonnes, driven mainly by the markets in South-East Asia and the Middle East. A strong trend was also recorded in West Africa for lighter topsides structures.
FPSO installations, including both lease and sale contracts, have increased considerably when compared to 2006. The most dynamic market was Asia-Pacific, where installations are usually small. However, strong growth was recorded on a global scale, and in the North Sea and Brazil in particular. In 2007, the first ever FPSO was installed in the Gulf of Mexico. Also, the first ever FPSO is about to be installed in US waters, federal approval having been granted by the Federal Agency MMS (Minerals Management Service); a contractor has been selected to operate an FPSO in the ultra-deep waters of the Chinook and Cascade fields, which should start production in 2010.
The backlog in the second half of 2007 has reached a record level of 70 contracts; consequently, 2008 should see a record number of installations. This sector continues to offer extremely positive prospects for the future, although the exceptional number of new contracts awarded in 2007 is likely to slow down.
Also 2007 saw a steep rise in the number of shipyards that are either building new units or converting existing vessels (their number is estimated at 40 units worldwide). The current positive trend is borne out by the fact that a significant number of FPSOs are being built on a speculative basis, i.e. without contractual cover.
Subsea installations have recorded very strong growth throughout 2007, not only in the most dynamic deep-water segment, but also in the shallow-water segment. The deep-water segment, still very attractive to oil companies, has attained new records. West Africa consolidated its leadership position at global level, although the fastest growth was recorded in the US sector of the Gulf of Mexico, where important ultra-deep water oil fields have been discovered in recent years, offering very promising prospects also in the long-term. Significant developments also occurred in Brazilian waters, as well as in Asia-Pacific, outwith the so called 'golden triangle', which has become a budding market.
The North Sea, a mature market which is still the largest in the world in terms of shallow-water subsea installations, recorded strong growth in 2007, with an increase in the number of satellite wells.
Conversely, the pipelaying sector experienced a slowdown in 2007 compared to the record levels achieved the previous year, especially in the large-diameter segment.

New contracts

The most important contracts awarded to the Saipem Group during 2007 were:
- on behalf of Medgaz, an EPIC-type project, comprising installation of a subsea pipeline system which will transport natural gas from Algeria to Spain under the Mediterranean Sea;
- on behalf of Saudi Aramco, a long-term agreement for the engineering, procurement, construction, transport and installation of structures, platforms and pipelines offshore Saudi Arabia. This agreement has a binding duration of seven years and two options to extend it for a further three years;
- on behalf of Total Exploration & Production Angola, the EPIC-type project Block 17 in Angola, comprising

engineering, procurement, transport and installation of a subsea pipeline to transport gas from the Block 17 field to the onshore LNG terminal under construction in Soyo;
- on behalf of Enagas SA, the Balearic project in Spain, comprising project management, engineering, transport and installation of two gas pipelines, the first at water depths of up to 1,000 metres, connecting mainland Spain to Ibiza and the second pipeline, at water depths of up to 800 metres, connecting Ibiza to Mallorca; the contract was awarded in partnership with Fomento de Construcciones y Contratas SA (FCC);
- on behalf of Eni Australia, the EPIC-type project Blacktip, in Australia, comprising engineering, procurement, construction, installation and commissioning of production platforms and the associated subsea pipeline system for transporting oil & gas to an onshore terminal;
- on behalf of BG Tunisia Ltd, a project in Tunisia, comprising procurement, installation and commissioning of a subsea pipeline connecting the Hasdrubal field, approximately 350 kilometres south-east of Tunis, to an onshore terminal;
- on behalf of Agip KCO, as part of the experimental phase of the Kashagan field development in the Caspian Sea, a contract comprising early works for the hook-up and commissioning of offshore facilities;
- on behalf of Cabinda Gulf Oil Co Ltd, an EPIC-type project in Angola, comprising engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;
- on behalf of Eni Tunisia BV, the EPIC-type Maamoura project in Tunisia, comprising project management, engineering, procurement, construction and installation of a platform and the laying of two pipelines;
- on behalf of Cabinda Gulf Oil Co Ltd, the Malongo Oil Export contract in Angola, comprising project management, engineering, transport and installation of a subsea pipeline;
- on behalf of Petrobel, the Denise Pliocene contract in Egypt, comprising engineering, project management, transport and installation of a pipeline connecting the el Gamil gas processing plant to an existing platform located on the Denise Pliocene gas field;
- on behalf of Statoil, the Gjoa project in Norway, comprising installation of two export pipelines;
- on behalf of BP Norge AS, a project in the Norwegian sector of the North Sea, comprising transport and installation of a jacket, mooring facilities and a three-tier deck that will house all production plant and associated structures for the Valhall field;
- on behalf of Terminale GNL Adriatico, the Adriatic LNG project, comprising the laying of a gas pipeline at Porto Levante, connecting a regassification plant under construction to the national grid, in addition to the laying of fibre optic cables linking the regassification plant to onshore facilities;
- on behalf of Coogee Resources, the Montara project in Australia, comprising project management, engineering and installation of a pipeline.

Capital expenditure

The most significant investments in this sector include:
- capital expenditure on the new pipe lay vessel due to start operations in 2010;
- the continuation of construction works on the new yard in Soyo, Angola, due to be used for the fabrication of structures and modules for ongoing projects;
- strengthening of the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia;
- the construction of a new fabrication yard in Indonesia;
- the completion of the conversion of the tanker Margaux into an FPSO unit, named Cidade de Vitoria, which at the end of 2007 started operations offshore Brazil on the Petrobras field Golfinho 2;
- the conversion of the tanker Magdaleine into an FPSO unit, due to operate in Angola on behalf of Sonangol P&P;
- upgrading and maintenance works on the fleet's main vessels.

Work performed

Activities in 2007 consisted in the laying of approximately 665 km of pipelines and the installation of 187,054 tonnes of plant and equipment. Main projects were as follows.

In the north part of the Adriatic Sea, a production deck was installed and various interconnecting gas pipelines, linking existing platforms, were laid as part of the **Campagna Mare** project on behalf of Eni Exploration & Production.
Also, preparatory activities and vessel mobilisation have start as part of the **Adriatic LNG** project on behalf of Terminale GNL Adriatico, comprising the laying of a gas pipeline at Porto Levante, connecting a regassification plant under construction to the national grid, in

addition to the laying of fibre optic cables linking the regassification plant to onshore facilities.

In Libya, operation and maintenance services were provided on the EPIC project **NC41 Platform (Sabratha)**, completed in December 2005 on behalf of Eni Gas BV. The project comprised the project management, and the fabrication of the jacket, accommodation deck and flare stack. The contract was carried out by a consortium comprising Saipem SpA (leader) and Hyundai Heavy Industries.

In the Mediterranean Sea, Saipem also carried out the following works:

- the first phase of the **Gupco Sealine** project was completed in 2006 in Egypt on behalf of Gupco, comprising the installation of new pipeline systems for oil export, utilising the derrick lay barge Crawler. During the second half of 2007, phase II of the project was completed, comprising the installation of risers, spools and various pipelines, utilising the derrick lay barge Castoro II;
- engineering, procurement, as well as construction of subsea production facilities were completed; all subsea pipelines were laid utilising Saipem FDS and all deepwater structures installed as part of the EPIC-type project **West Delta Deep Concession Phase IV**, on behalf of Burullus Gas Co, in Egypt, comprising design, engineering, procurement, construction, installation and commissioning of subsea systems for the development of eight new wells on the production fields Scarab/Saffron and Simiam. This contract, for the development of a gas field in deep waters, is the first of its kind to be awarded to Saipem;
- detail engineering and project teams were mobilised from Milan (project management), Fano (detailed design) and Almeria (logistics base); subcontracts were awarded, main procurement activities expedited and welding qualification procedures completed as part of the EPIC-type **Medgaz** project, on behalf of Medgaz, comprising the installation of a subsea pipeline system which will transport natural gas from Algeria to Spain under the Mediterranean Sea;
- works are at an advanced stage of execution for the **Denise Pliocene** project on behalf of Petrobel in Egypt, comprising engineering, project management, transport and installation of a pipeline connecting the el Gamil gas processing plant with an existing platform located on the Denise Pliocene gas field; operations were carried out utilising the pipelay vessel Crawler;
- engineering and procurement activities are almost completed for the **Hasdrubal** project on behalf of BG Tunisia Ltd, in Tunisia, comprising procurement, installation and commissioning of a subsea pipeline connecting the Hasdrubal field, approximately 350 kilometres south-east of Tunis, to an onshore terminal;
- during the last part of 2007, engineering and procurement phases were mapped out for the EPIC-type **Maamoura** project on behalf of Eni Tunisia BV, in Tunisia, comprising project management, engineering, procurement, construction and installation of a platform and the laying of two pipelines;
- tunnel excavation works have begun for the construction of pipeline landing facilities as part of the **Balearic** project on behalf of Enagas SA, in Spain, comprising project management, engineering, transport and installation of two gas pipelines, connecting mainland Spain to Ibiza and Ibiza to Mallorca respectively.

In Saudi Arabia, following the award of a **Long-Term Agreement** on behalf of Saudi Aramco, for the engineering, procurement, construction, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works have started for the construction of a new fabrication yard at Damman, where platforms will be constructed with a view to their installation in 2009.

In the Far East Saipem carried out the following projects:

- following the pipeline hand-over to the Client in 2006, flowline tie-in operations were carried out in addition to the final phase of subsea works. Pre-commissioning operations are still ongoing on the **Sakhalin II Pipelines** project, in Russia, on behalf of Sakhalin Energy Investment Co Ltd (SEIC), which comprised engineering, procurement, installation and construction of a pipeline system connecting the Lunskoye and Piltun-Astkhskoye platforms to the island of Sakhalin; works were performed by the semi-submersible pipelay vessel Semac 1 and the trench barge Castoro 10;
- the **Sakhalin II Topsides** project was successfully completed, in Russia, on behalf of Samsung Heavy Industries. It comprised the transport and installation of topsides for the Lunskoye and Piltun-Astkhskoye B platforms, the latter being the largest platform ever installed using the float-over method by the derrick pipelay ship Castoro Otto;

- following the installation of two platforms in 2006 utilising the derrick pipelay ship Castoro Otto, in the first half of 2007, offshore works were completed on two EPIC-type contracts as part of the **Tangguh LNG** Project in Indonesia on behalf of BP Berau Ltd, which comprised engineering, procurement, construction and installation of two platforms and two subsea pipelines;
- pipelaying operations were completed on the **Thai Oil** project on behalf of Thai Oil Public Co Ltd; this EPIC-type contract comprised the construction of oil offloading facilities for the Sri Racha refinery in the Gulf of Siam. The contract comprised engineering, procurement, construction, installation and commissioning of a buoy mooring system, a subsea pipeline and associated shore facilities;
- engineering, procurement and onshore operations have been completed on the EPIC-type **Taishung/Tungshiao/Tatan pipeline** project on behalf of Chinese Petroleum Corp, off the Taiwanese coast, comprising engineering, part of the procurement scope, laying, testing and pre-commissioning for a pipeline supplied by the Client;
- laying operations were completed, utilising the semi-submersible pipelay vessel Semac 1; these relate to the EPIC-type **PTT-TTM New Gasline** project on behalf of PTT Public Co Ltd, in Thailand, comprising engineering, transport, installation, pre-commissioning and commissioning of a pipeline supplied by the Client;
- the derrick pipelay ship Castoro Otto completed installation works, whilst pipelaying operations have been successfully carried out by the trench barge Castoro 10; these works relate to the **Bumi, Bulan & Suriya** project on behalf of Kencana HL Sdn Bhd, in Malaysia, comprising transport and installation of three wellhead platforms, the laying of three pipelines and installation of a gas compression module onto an existing platform; engineering activities are currently ongoing;
- on behalf of Offshore Oil Engineering Co Ltd, works were completed on the **Wenchang Oil Field Development** project, in China, which comprised the installation of two pipelines utilising the semi-submersible pipelay vessel Semac 1. The Client requested additional works involving the installation of four new pipelines, two in the Wenchang field and two in the Weizhou field, due to be completed in the first half of 2008;
- preliminary works started on the **Ledong** project on behalf of COOEC, comprising transport and installation of a jacket in the Ledong field in China;
- installation works are currently being carried out by the cargo barge S45, whilst engineering activities are ongoing on the **North Belut** project on behalf of ConocoPhillips in Indonesia, comprising engineering, procurement, transport and installation of topsides for a process platform.

In Australia, Saipem carried out the following projects:
- preparatory activities were launched for the EPIC-type **Blacktip** project on behalf of Eni Australia, comprising engineering, procurement, construction, installation and commissioning of a production platform and associated subsea pipeline system for transporting oil & gas to an onshore terminal;
- preparatory activities were launched on the **Montara** project on behalf of Coogee Resources, comprising project management, engineering and installation of a pipeline.

In West Africa, Saipem carried out the following works:
- in Nigeria, installation of the jacket of the **Amenam 2** platform was successfully completed in 2005 on behalf of Elf Petroleum Nigeria Ltd; fabrication and installation of the deck as well as the interconnecting bridge between the new platform and an existing platform were completed in 2006 utilising the float-over method and the derrick crane vessel Saipem 3000. In the first half of 2007, hook-up completion and commissioning works were successfully completed. This EPIC-type project was carried out in joint venture with Technip-Coflexip;
- topside installations and commissioning have been completed for the EPIC-type **Dalia** project on behalf of Total Exploration & Production Angola, in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO vessel due to operate on the Dalia field. The contract was awarded in joint venture with Technip-Coflexip, Stolt Offshore and the Korean companies Samsung HI and DSME;
- installation of risers, spools and jumpers completed the EPIC-type **Rosa Surf** project on behalf of Total Exploration & Production Angola, in Angola, which comprised engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers at water depths of approximately 1,400 metres. These works, which will facilitate the tie-back of the Rosa field to the Girassol FPSO, were carried out by the dynamically-positioned pipelay vessels Saibos FDS and Saipem 3000;
- installation and deep-water pipelaying operations were completed by the pipelay vessels Saibos FDS, as

part of the EPIC-type **AKPO** project in Nigeria on behalf of Total Upstream Nigeria Ltd, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, in addition to the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- engineering, procurement and construction activities were completed as well as the laying of a pipeline, whilst installation and hook-up operations are currently progressing as part of the EPIC-type **Awa Paloukou** project, on behalf of Eni Congo SA in Congo, comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of a platform, in addition to the laying of an interconnecting pipeline linking the platform to the Djeno terminal. Pipelaying operations were carried out by the derrick lay barge Castoro II;
- pipelines were laid and platform jackets have been installed as part of the **Ikalou South Fields Development** project, on behalf of Eni Congo SA, in Congo, comprising the installation of two platforms, Ikalou & Ikalou South, and various flowlines and cables connecting the newly-installed pipelines to the existing system. Pipelaying operations were carried out by the derrick lay barge Castoro II, whilst installation was performed by self-propelled D.P. derrick crane ship Saipem 3000;
- the EPIC-type **Marimba** project for the development of the Marimba oil field was successfully completed on behalf of Esso Exploration Angola Ltd, in Block 15 off the coast of Angola. The contract comprised engineering, procurement, construction and installation of subsea pipelines at water depths of approximately 1,200 metres, linking the Marimba field to the existing facilities of the Kizomba A field. Operations were carried out by the dynamically-positioned vessels Saipem FDS and Saipem 3000;
- the EPIC-type **Block 17 Gas Gathering System** project was completed on behalf of Total Exploration & Production Angola Ltd, in Angola, which comprised engineering, procurement, construction, transport, installation and pre-commissioning of a subsea pipeline, umbilical and associated facilities aimed at developing an interconnection between the Dalia and Girassol fields;
- fabrication and offshore works are progressing, utilising the work barge Saibos 230, as part of the EPIC-type **FARM** project on behalf of Cabinda Gulf Oil Co Ltd, in Angola, comprising the construction of 10 flare stacks and modifications to the gas combustion and discharge systems for 14 platforms in Block 0, which are located off the coast of Cabinda province;
- pipelaying operations have been completed utilising the derrick lay barge Castoro II, as part of the EPIC-type **Mafumeira** project on behalf of Cabinda Gulf Oil Co Ltd, in Angola, comprising engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;
- project management and installation engineering activities are progressing on the EPC-type **Malongo Oil Export** project on behalf of Cabinda Gulf Oil Co Ltd in Angola, comprising project management, engineering, transport and installation of a pipeline;
- project management, detail engineering and procurement activities are ongoing on the EPIC-type **Olowi** project on behalf of CNR International (Olowi), for the development of the Olowi field in Gabon, comprising engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals.

In the North Sea, Saipem carried out the following works utilising the vessels Castoro Sei and/or Bar Protector:
- the **Tweedsmuir** project on behalf of Talisman Energy UK, in the British sector of the North Sea, comprising the laying of a pipeline and a pipe-in-pipe flowline for a piggy-backed gas pipeline;
- the EPIC-type **Tweedsmuir Subsea** project, on behalf of Talisman Energy UK, in the British sector of the North Sea, comprising engineering, procurement, installation and commissioning of various subsea structures;
- the **Halfdan Northeast Phase 3** project, on behalf of Maersk Olie og Gas AS, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway;
- the **Columba E Water Injection** project, on behalf of Canadian Natural Resources, in the British sector of the North Sea, comprising installation, trenching and tie-in of an umbilical connecting the Columba E well to the topsides on the Ninian South platform.

Again in the North Sea, Saipem continued preparatory works for installation and various other operations, for which the vessel Saipem 7000 has been utilised in the second half of the year, on the following projects:
- the **Frigg and MCP-01 Decommissioning** project on behalf of AKOP (Aker Kvaerner Offshore Partners),

comprising the removal and transport of a jacket and seven platforms from the Frigg and MCP-01 gas fields;
- the EPIC-type **Dunbar** project, on behalf of Total Exploration & Production UK in the British sector of the North Sea, comprising the replacement of an interconnecting pipeline and spools linking the Dunbar and Alwyn platforms;
- the **Ettrick** project on behalf of Nexen Petroleum UK Ltd, comprising engineering, construction and installation of a mooring system and FPSO risers, flexible pipes and umbilicals.

On behalf of AIOC (Azerbaijan International Operating Co), construction, transport and installation activities on the remaining structures were completed as part of the development of the **Azeri-Chirag-Gunashli** field, which comprised three separate contracts and involving the construction of six jackets, three templates and associated piles in addition to transport and installation of five drilling templates, four drilling platforms and two production platforms.

In Kazakhstan, on behalf of Agip KCO, as part of the programme for the development of the Kashagan field in the Caspian Sea:
- engineering, procurement and onshore pipelaying operations progressed, installation of three trunklines has been completed in ultra-shallow waters utilising new purpose-built vessels. Fibre optic cables were also laid both in the offshore and onshore areas, as part of the **Kashagan Trunkline and Production Flowlines** project, comprising engineering, procurement of materials, coating, laying and commissioning of pipelines, fibreoptic cables and umbilicals. Pipes are to be supplied by the Client;
- following a project review by the Client, installation engineering, procurement and pile installation operations resumed utilising the new construction barge Ersai 1 and other support vessels as part of the **Kashagan Piles and Flares** project. Also, four out of the sixteen barges containing plant modules have been installed. The contract comprises construction, assembly, transport and installation of piles and flares in addition to sixteen barges to accommodate plant modules; the scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures;
- as part of the preliminary contract for the **Kashagan Hook Up and Commissioning** project, on behalf of Agip KCO, vessel modification and refurbishment as well as engineering activities were launched and project teams mobilised; the contract, awarded in consortium with Aker, comprises all preliminary phases of hook-up and pre-commissioning for the experimental development of the Kashagan field.

On behalf of Pemex Exploración y Producción, activities have been completed on the **Ku-Maloob-Zaap** project, which comprised the transport and installation of six platforms as part of the development of the Ku-Maloob-Zaap oil field in Campeche Bay, Mexico.

On behalf of Companhia Mexilhao do Brasil, engineering and installation operations are ongoing as part of the **Mexilhao** contract in Brazil, comprising transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo.

The **FPSO Mystras** operated continuously throughout the whole year on behalf of Agip Energy & Natural Resources on the Okono/Okpoho fields in Nigeria, at water depths ranging from 60 to 130 metres.
In November, the **FPSO Cidade de Vitoria** started operations on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the Golfinho field development, situated off the coast of Brazil at a water depth of 1,400 metres.
Moreover, during 2007, **maintenance operations** progressed on behalf of Eni Exploration & Production on their oil and gas production plants in Italy.

Offshore fleet at December 31, 2007

Saipem 7000	Semi-submersible, self-propelled pipelay and D.P. derrick vessel capable of lifting structures of up to 14,000 tonnes and of 'J-laying' pipelines at depths of up to 3,000 metres.
Saibos FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22' diameter pipe in 'J-lay' configuration and lifting structures of up to 600 tonnes.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60' diameter and lifting structures of up to 2,200 tonnes.
Saipem 3000	Mono-hull, self-propelled D.P. derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac 1 (Bar 420)	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60' diameter and lifting structures of up to 1,000 tonnes.
Castoro 10	Trench barge capable of burying pipes of up to 60' diameter and laying pipes in shallow waters.
Castoro 12	Shallow-water pipelay barge, capable of laying pipe up to 40' diameter in waters of up to 1.4 metres.
S355	Derrick lay barge capable of laying pipe up to 42' diameter and lifting structures of up to 600 tonnes.
Crawler	Derrick lay barge capable of laying pipe up to 60' diameter and lifting structures of up to 540 tonnes.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40' diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Derrick pipelay barge capable of laying pipe up to 30' diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1 (1)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,800 tonnes respectively.
Ersai 2 (2)	Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes.
Castoro 9	Cargo barge.
Castoro XI	Heavy-duty cargo barge.
S42	Cargo barge, utilised for S7000.
S44	Launch cargo barge, for structures of up to 30,000 tonnes.
S45	Launch cargo barge, for structures of up to 20,000 tonnes.
Bos 600	Launch cargo barge, for structures of up to 30,000 tonnes.
Saibos 103	Lightweight cargo barge.
FPSO - Mystras (3)	FPSO unit producing up to 60,000 barrels a day.
FPSO - Cidade de Vitoria	FPSO unit producing up to 100,000 barrels a day.

(1) Owned by the joint company, managed by Saipem, ER SAI Caspian Contractor Llc.
(2) Owned by the joint company, managed by Saipem, Varisal - Serviços de Consultadoria e Marketing Lda.
(3) Owned by the joint company FPSO Mystras - Produção de Petròleo, Lda.

ONSHORE



General overview

The Group's Onshore expertise is centred around the execution of large and particularly challenging projects in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of Engineering, Procurement, Project Management and Construction services to the Oil & Gas Industry, particularly to national oil companies.
Particularly relevant is the emphasis placed on local content during the execution of projects, especially in areas such as the Middle East and West Africa.
In 2007, Saipem's Onshore expertise grew further, consolidating its position at the top end of this sector. New contract acquisitions in Saudi Arabia, Algeria, Pakistan and Qatar, resulted in the backlog reaching record levels. Specifically, the award of two contracts allowed the Group to reclaim its position as the world leader in the construction of large fertiliser production plants. Moreover, in 2007, Saipem has managed a quantum leap in quality in the large-diameter pipe segment, thanks to the award of new and important EPC-type contracts (Engineering, Procurement, Construction).

The regions in which the Group has a long-term presence, and operates consistently are the Arabian Peninsula, Nigeria and West Africa, North Africa, Europe, North America, Russia, Kazakhstan and the Indian sub-continent. In 2007, Saipem grew significantly in Algeria, where it carried out two contracts, in the upstream segment and that of condensate transport; furthermore, it set up commercial relations in the Far East.
The integration and rationalisation process which followed the acquisition of Snamprogetti has been completed. The local Indian office in Chennai has begun the process of changing into a new hub, increasing operational efficiency in a country of reduced costs and significant human resources. Saipem disposed of its holding in Haldor Topsøe, a company producing catalysts and developing technologies in the sector of natural gas conversion and refining; however, the two companies signed an agreement that guarantees the Saipem Group preferential access to ammonia and fertiliser production technology.
Following the disposal of maintenance operations in France, the Saipem Group continues to carry out maintenance operations in Russia and West Africa.

Market conditions

In 2007, global spending in the Onshore sector (upstream, transport and downstream) continued to grow, boosted by ever-increasing energy demand and consistently high oil & gas prices. The onshore market is expected to experience an extremely positive phase in the short-term, although, in forthcoming years, and despite high levels of investment, growth may not be as strong as in recent years. The significant rise in energy demand has resulted in an ever-increasing demand for engineering and construction services, and consequently for materials and equipment. This has led to significant price increases and delays to delivery schedules, whose effects are beginning to manifest themselves in terms of postponement or cancellation of major projects (the Exxon Palm GTL project in Qatar, investment reduction in Canada, deferment of refinery projects in the UAE, the US and Indonesia).
The progressive shift of oil & gas production and associated investments to areas that are increasingly distant from end-user markets and the growing political instability in certain countries key to the energy scenario, namely Nigeria and Venezuela, may mean greater challenges ahead for engineering and construction companies in the execution of projects.
In many oil & gas exporting areas, the role of national oil companies will continue to grow to the detriment of international oil majors, which will be relied upon to provide technical, managerial and financial support. In order to gain access to oil & gas reserves, international oil companies will have to go into partnership with NOCs, which may impose conditions to the field developments in terms of new regulations or taxation.
Investments in the upstream sector (oil and natural gas production), driven as they are by constant and sustained worldwide growth in energy demand and the continuous decline of production in traditional areas, are expected to remain high, well in excess of the levels recorded at the beginning of the decade. The new oil and natural gas fields are located in geographical areas that are increasingly further from traditional markets or ever-more challenging in terms of technology and production methods, such as tar sands in Canada and Venezuela, or the Arctic regions. Excellent development prospects will involve North Africa and Algeria in particular, thanks to its geographical proximity and the recent launch of a new investment cycle targeted at the development of its energy resources.
Strong increases in spending are expected in the transport sector from oil & gas production areas to the end-user markets. Growing quantities of natural gas will be transported over ever-increasing distances, either via pipeline or in the form of LNG. New and ever-larger LNG production installations will be built in the Middle East, West Africa and Australia.
Strong growth in investments in regassification terminals will also have a positive impact on the infrastructure sector (maritime works).
Consistent and strong growth is also expected in the long-distance pipeline sector, which can transport oil and natural gas from the most remote areas (Alaska, Canada, Russia, countries in Central Asia, West Africa and the Middle East) to end-consumers in industrialised countries, mostly in Europe and the US, and rapidly developing countries (China, India and Latin America).
The refinery sector will continue to thrive, with investments expected to be more than twice those at the beginning of the decade, as a result of sustained demand, stringent regulations being imposed on oil by-products and the progressively low-grade crudes available in the market. Investments will focus on modernisation and expansion projects as well as the construction of new plants due to turn out export products. These types of refineries are planned in areas that are of interest to Saipem, namely the Middle East (Kuwait and Saudi Arabia), North Africa, Asia and Latin America.
New world-scale petrochemical, chemical and gas-related plants (methanol, fertilisers, etc.) are due to

be built in areas where natural gas is cheap (the Middle East, North and West Africa, Latin America, Russia and countries around the Caspian Sea) and/or there is a strong rise in demand (China, South-East Asia). High levels of investment are expected to be made in forthcoming years in large ethylene plants and the plastic sector (polyethylene, polypropylene, polystyrene).
The outlook is also positive for the maintenance sector (MMO), driven as it is by key factors, namely new and more stringent environmental regulations, the demand for greater efficiency in ever-increasingly complex and sophisticated plants and processes.

New contracts

The most significant contracts awarded to the Group during 2007 include:

- on behalf of Qatar Fertiliser Co SAQ, the EPC-type contract Qafco 5 in Qatar, comprising engineering, procurement, construction and commissioning of two new ammonia and urea production plants and associated service infrastructure in the industrial area of Qafco, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
- on behalf of Sonatrach, an EPC-type contract for the engineering, procurement and construction of a crude oil treatment and stabilisation plant (UBTS, Unité de Traitement du Brut et de sa Stabilisation), comprising three trains, one maintenance unit, four stocking units and a pipeline transporting oil, water and gas;
- on behalf of Saudi Aramco, an EPC-type project in Saudi Arabia, for the expansion of the Qurayyah plant, which forms part of the Khurais field facilities, located 250 kilometres south-west of Dhahran, and used to treat seawater for subsequent well injection;
- on behalf of Sakhalin Energy Ltd, additional works as part of the Sakhalin II project, comprising the laying of onshore pipelines, installation of compression and pumping stations and a terminal;
- on behalf of Sonatrach, the EPC-type project for the installation of a new LPG pipeline, LZ2 Hassi R'mel-Arzew, connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on Western Algeria's Mediterranean coast. The contract was awarded in partnership with Lead Contracting;
- on behalf of Saudi Aramco, the EPC-type project Khurais WIPS in Saudi Arabia, comprising engineering, procurement, construction, installation and commissioning of pumping stations which will inject water from the Qurayyah treatment plant into the Khurais field. The contract was awarded to a 50-50 joint venture comprising Saipem and the Canadian company SNC-Lavalin;
- on behalf of Scogat, the Trans Tunisian Pipeline contract, in Tunisia, comprising engineering, procurement, construction and commissioning of two new gas compression stations in addition to the expansion of existing gas compression facilities;
- on behalf of Engro Chemical Pakistan Ltd (ECPL), in Pakistan, the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, inclusive of all service infrastructures; the plant will be located in Daharki, approximately 450 kilometres north-east of Karachi;
- on behalf of Shell Petroleum Development Co, the EPC-type Nembe Creek-Cawthorne Channel project in Nigeria, comprising the construction, installation and commissioning of a pipeline connecting San Bartholomew to Cawthorne Channel, in addition to the decommissioning of an existing pipeline and ancillary facilities;
- on behalf of Persian Gulf Star Oil Co (NIOEC), the EPC-type contract for the construction of a new refinery in Bandar Abbas;
- on behalf of Saudi Aramco, the EPC-type contract UBTG 4 in Saudi Arabia, comprising the construction of two gas pipelines connecting the plant located at Shedgum a Juaymah to that in Berri a Jubail, in addition to all associated infrastructure;
- on behalf of National Energy Corporation of Trinidad and Tobago (NEC), the Point Lisas project, comprising the construction of loading and offloading marine infrastructure for a steelworks under construction in the port of Point Lisas, Trinidad & Tobago;
- on behalf of Canaport Lng, the EPC-type Canaport Tank 3 project in Canada, comprising design, engineering, construction and commissioning of a storage tank and interconnecting structures to existing facilities installed as part of an earlier contract currently in progress. The project was awarded in partnership with the Canadian company SNC-Lavalin;
- on behalf of Cabinda Gulf Oil Co Ltd, the EPC-type Malongo Base contract in Angola, comprising engineering, procurement, construction and pre-commissioning of a pipeline and associated facilities.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and upgrading of plant and equipment necessary for the execution of projects in Nigeria, Russia and Saudi Arabia, in addition to the acquisition of a barge to carry out marshland operations in West Africa. Moreover, preparatory activities have started for the machinery and equipment required to carry out projects awarded to the Group during the year.

Work performed

Onshore activities during the year comprised of the laying of 770 km of pipe of various diameters and installation of 194,561 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, on behalf of Saudi Aramco:
- activities are ongoing on the **EWG-1** project, for the oil to gas conversion of the East-West pipeline which will service the industrial area of Yanbu. The project comprises operations to purge the pipeline of oil, and the construction, installation and commissioning of new sections of pipeline and associated infrastructure;
- activities are progressing on two EPC-type projects, **Khurais and Ghawar**, both comprising engineering, procurement, construction and commissioning of a pipeline injecting sea-water into the oil fields of the same name;
- activities are nearing completion on the **Khursaniyah** project, comprising engineering, procurement and construction of a gas-oil separation plant. The contract, originally on a cost-plus basis and converted into a turnkey project, includes the construction of two gas-oil separation trains in addition to a series of production infrastructure facilities;
- activities are progressing on the **Qurayyah Seawater Treatment Plant** project, comprising the expansion of the plant and injection of seawater into the oil fields to support oil production operations. The contract, originally on a cost-plus basis, was converted into a turnkey project during the year;
- activities are progressing on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex, comprises engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah water treatment plant into the Khurais field. The contract, originally on a cost-plus basis, was converted into a turnkey project during the year;
- activities are progressing on the **Khurais Crude Facilities** project for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field in Saudi Arabia, situated approximately 180 km north-east of Rijadh. The contract comprises engineering, procurement and construction of four gas-oil separation trains in addition to production infrastructure;
- construction is nearing completion on the **Hawiyah** project, comprising the construction of a gas treatment plant, which feeds an LNG recovery unit.

In the United Arab Emirates:
- on behalf of Gasco, operations progressed on the EPC-type **Ruwais** project, comprising the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks;
- on behalf of Abu Dhabi Co for Onshore Oil Operation, the **Bu Hasa Facilities Development** project for the construction of an oil-gas separation plant was completed.

In Qatar:
- on behalf of Qatofin, works are ongoing on the **LLPDE Plant** project, for the construction of a polyethylene plant;
- on behalf of Qatar Shell Ltd, engineering and procurement activities are progressing on the EPC-type **Pearl Gas To Liquids (GTL)** project, for the construction of a waste water treatment plant in the industrial city of Ras Laffan. The contract was awarded in consortium with the company Al Jaber and the 50-50 joint venture comprising Saipem and OTV.

In Nigeria:
- on behalf of NAOC, the phase for the engineering and site survey is currently ongoing as part of the EPC-type **OB/OB Revamping** project, comprising engineering, procurement, break-up, disassembly, construction and commissioning of new and existing facilities at the Obiafu/Obrikom gas treatment plant. The contract was awarded in consortium with Desicon Engineering Ltd;
- on behalf of Shell Petroleum Development Co of Nigeria Ltd, the **Soku Debottlenecking** project was completed; its scope of works comprised engineering, procurement and construction of a pipeline;

- on behalf of Nigerian LNG in Nigeria, the **GTS 2/4 Slug Catcher** project was completed; it comprised the construction of a slug catcher and a pressure control unit, in addition to inspection and testing of the plant on Bonny Island. The contract was carried out in consortium with Valland International Nigeria Ltd;
- on behalf of ChevronTexaco, works are ongoing on the EPC-type **Escravos** project. The plant will comprise of two parallel trains and will utilise Haldor Topsøe technology for the reforming units and Sasol technology for the synthesis units; the contract is being carried out in a 50-50 joint venture with the American company KBR;
- on behalf of Shell Petroleum Development Co of Nigeria, engineering and site mobilisation were completed on the EPC-type **Gbaran** project, comprising engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of Shell Petroleum Development Co of Nigeria, construction works have progressed on the EPC-type **Gbaran Logistic Base** project, comprising engineering, procurement, construction and commissioning of a logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd.

In Morocco:
- on behalf of ASTM (Agence Spéciale Tanger Méditerranée), activities are ongoing on the **Tanger Port** project, involving excavation and redevelopment works in the port of Tangiers;
- works are progressing on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, in addition to sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Italy, works are ongoing on the **Aquater** project, on behalf of Syndial, comprising engineering, the provision of services and execution of environmental reclamation of Eni sites; specifically, land was decontaminated at the Old Petrochemical Plant at Porto Marghera, and the Priolo plant and Porto Torres site were made safe.

In France, on behalf of Gaz de France, construction of the terminal is progressing as part of the **Fos Caveaou** project, comprising engineering, procurement and construction of all facilities for a regassification terminal, including three storage tanks and maritime works.

In Belgium, activities have continued on the **Zeebrugge** project, comprising engineering, procurement and construction of facilities for the extension of a re-gassification terminal, including a storage tank and re-gassification structures.

In the Principality of Monaco, the installation phase was completed for the **Monaco Port** project entailing the construction of various large structures to be installed in the port of Monaco.

In Russia, installation activities for the **Sakhalin II** project on behalf of Sakhalin Energy Ltd are ongoing. The project comprises offshore and onshore pipelay operations and installation of compression and pumping stations, in addition to a terminal. During the year, the original lump-sum turnkey contract was transformed into a cost-plus contract.

In China, on behalf of the consortium CNOOC/BP and other Chinese partners, the construction of a re-gassification terminal was completed as part of the **Guangdong** project.

In Australia, works continued on the EPC-type **Alinta Gas** project on behalf of the DBP Group, involving phase 5-A of the DBNGP pipeline expansion project, connecting Dampier to Bunbury, crossing from the north to the south-west of the State of Western Australia.

In Canada, on behalf of Canaport Lng, works are progressing on the EPC-type **Canaport** project, comprising design, engineering, construction and commissioning of a regassification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vapourisation and transmission, in addition to two storage tanks. The contract is being carried out in consortium with the Canadian company SNC-Lavalin.

Again, in Canada, works are nearing completion on the EPC-type **Horizon Oil Sands** project, on behalf of Canadian Natural Resources, comprising the construction of three hydro-treatment lines; the plant is part of a complex that produces synthetic oil from bitumen obtained from Canadian tar sands. The contract is being carried out in consortium with the Canadian company SNC-Lavalin.

In the US, operations relating to the **Freeport** project are progressing on behalf of Freeport LNG Development LP; the project comprises engineering and procurement of tanks for an LNG re-gassification terminal on the Quintana island in Texas.

In Mexico, installation is nearing completion on the **Costa Azul** project on behalf of BVT LNG, comprising the construction of infrastructure for the mooring and dry-docking of tankers.

In Peru, the construction of maritime infrastructure is ongoing as part of the **Melchiorita Lng** project on behalf of Peru Lng, comprising the construction of a regassification terminal at Pampa Melchiorita, 200 km south of Lima; the contract was acquired in joint venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV.

In 2007, **plant maintenance** activities have progressed in Europe and in West Africa on behalf of TotalFinaElf. Also, activities on behalf of Caspian Pipeline Consortium are ongoing in Russia and Kazakhstan.

OFFSHORE DRILLING



General overview

The Group operated in the Offshore Drilling sector in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and India.
Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.

In addition to Saipem SpA, other Group companies operating in this sector are: Saipem (Nigeria) Ltd, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex SA, operating in South America; Saipem Misr for Petroleum Services (S.A.E.) operating in Egypt, Saudi Arabian Saipem Ltd operating in the Persian Gulf and Saipem (Portugal) Comércio Marítimo Lda which manages all drillships, apart from Scarabeo 5, managed directly by Saipem SpA and Perro Negro 4, owned by the Egyptian company Saipem Misr for Petroleum Services (S.A.E.).
Also active in this sector is Saipem America Inc, supporting operations by providing its remotely operated vehicles (ROVs).

Market conditions

In 2007, the Offshore Drilling market continued to experience a phase of particularly strong growth, with utilisation rates close to 100% in numerous geographical areas and day-rates that have settled at record levels. Drillships and semi-submersibles, especially those operating in deep-waters, have been in strong demand at even higher rates than 2006, mainly in the Gulf of Mexico, South America, West Africa, the North Sea and India.

Conversely, the trend in the jack-up sector went against that of the deep offshore sector. In fact, the crisis affecting its most important geographical area, the Gulf of Mexico, continued with a serious drop in demand due to the maturity of its oil fields. Whereas in other areas utilisation rates have remained high, day rates have decreased compared to the highs of 2006 and contracts tend to cover shorter periods; this is due on one hand to the ready availability of jack-ups that are demobilising from the Gulf of Mexico and on the other to the wait-and-see attitude displayed by oil companies awaiting the start of operations, in 2008, of more than thirty-eight new jack-ups (equal to nearly 10% of the world's current fleet).

High demand together with the determination by oil companies to secure – even at higher costs – drilling vessels that would enable them to keep to their exploration and production schedules, have spurred drilling companies to invest in new vessels, and to upgrade and strengthen existing ones.

New contracts

The most significant contracts awarded to the Group during the year include:

- on behalf of Eni Exploration & Production, the five-year charter, from 2009, of the semi-submersible platform Scarabeo 9 (currently under construction) in the Gulf of Mexico;
- on behalf of Total Exploration & Production, the five-year charter, from 2010, of the drillship Saipem 12000 (currently under construction), for the development of Block 17 off the coast of Angola;
- on behalf of IEOC (International Egyptian Oil Co), the forty-month charter of the semi-submersible platform Scarabeo 4 in Egypt;
- on behalf of Addax Petroleum, the one-year extension of the charter for the semi-submersible platform Scarabeo 3 in Nigeria;
- on behalf of Total Exploration & Production Angola, the one-year charter, following the exercise of their first option, of the drillship Saipem 10000 to carry out drilling operations in Angola;
- on behalf of Statoil, the six-month charter of the semi-submersible platform Scarabeo 5 in Norway;
- on behalf of Compagnie des Pétroles Total sa, following the exercise of their second option and a contractual extension, the eighteen-month charter of the Packaged 5820 installation in Libya;
- on behalf of Saudi Aramco, following the exercise of the first option, the twelve-month charter of the jack-up Perro Negro 2 in Saudi Arabian waters;
- on behalf of Eni UK Ltd, the six-month charter of risers in the North Sea.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:

- expenditure on the construction of the new semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;
- expenditure on the construction of the new semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- expenditure on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- investments on the construction of the new Tender Assisted Rig TAD-1, which will operate in Congo on behalf of Eni Congo;
- the purchase of a jack-up, currently under construction at the Labroy Offshore Shipyard in Batam (Indonesia);
- upgrading works to the semi-submersible platform Scarabeo 6 to enable it to carry out a project in Egypt on behalf of Burullus Gas Co;
- investments made on the fleet, to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities in 2007 consisted of the drilling of 47 wells, totalling approximately 123,408 metres drilled.

The deep-water drillship **Saipem 10000** continued operations of behalf of Total Exploration & Production Angola, as part of a two-year contract, which has been extended for a further 12 months.

The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax Petroleum, as part of a contract that has been extended until June 2009.

The semi-submersible platform **Scarabeo 4** operated off the Tunisian coast on behalf of Eni Tunisia in January, before being transferred to Libya where it begun operations on behalf of IEOC as part of a contract that has been extended until January 2011.

The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) operations in Norwegian waters on behalf of Statoil, as part of a contract that has been extended until December 2010.

The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of a two-year contract on behalf of Burullus Gas Co.

The semi-submersible platform **Scarabeo 7** continued operations on the Erha field in Nigeria, as part of a three-year contract on behalf of ExxonMobil Nigeria.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco as part of a contract that has been extended until June 2009.

The jack-up **Perro Negro 3** continued drilling and workover operations off the coast of India on behalf of GSPC (Gujarat State Petroleum Co).

The jack-up **Perro Negro 4**, continued operations in Egypt as part of a new three-year contract on behalf of Petrobel.

The jack-up **Perro Negro 5** continued operations as part of a three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The **Packaged 5820** installation continued operations in Libyan waters on behalf of Compagnie des Pétroles Total sa, as part of a contract that has been extended until July 2009.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA as part of a three-year contract.

In Peru, two rigs, leased on behalf of Petrotech, performed 154 workover and pulling operations, whilst a tender assisted rig, leased on behalf of BPZ Energy, performed a heavy workover operation and drilled two wells.

Utilisation of vessels

Utilisation of vessels was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	272 (a)
Semi-submersible platform Scarabeo 4	348 (a)
Semi-submersible platform Scarabeo 5 (*)	365
Semi-submersible platform Scarabeo 6	345 (b)
Semi-submersible platform Scarabeo 7	365
Drillship Saipem 10000	365
Jack-up Perro Negro 2	302 (a)
Jack-up Perro Negro 3	365
Jack-up Perro Negro 4	365
Jack-up Perro Negro 5	365

(*) Leased by Saipem SpA.
(a) For the remaining days (to 365), the vessel underwent class reinstatement works.
(b) For the remaining days (to 365), the vessel underwent upgrading works in readiness for a new contract..

ONSHORE DRILLING



General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Saudi Arabia, Georgia, Kazakhstan, Turkmenistan, Ecuador, Peru and Venezuela through the parent company as well as Petrex SA, Saudi Arabian Saipem, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co) and SaiPar (jointly owned and managed with Parker Drilling Co operating in Kazakhstan).

Market conditions

In 2007, the onshore drilling market continued to benefit from the positive trend in the oil & gas sector, with ever-increasing levels of activity in all main geographical areas, compared to 2006. Specifically, in the areas where the Saipem Group operates, Algeria in North Africa and Saudi Arabia in the Middle East are the countries that experienced the strongest growth in operations; similarly, in South America, a general growth trend interested all major countries and operations started in a new area, Brazil.
These particularly positive market conditions have led contractors to undertake the construction of new vessels and/or re-activated existing ones, in line with the ongoing trend in the Offshore Drilling sector.

New contracts

The most significant contracts awarded to the Group include:
- on behalf of PDVSA, the five-year charter of three new rigs in Venezuela;
- on behalf of Saudi Aramco, the three-year lease of five rigs in Saudi Arabia;
- on behalf of Petrobras, the four-year lease of three new rigs (one conventional rig and two new-generation hydraulic rigs) in the north-east of Brazil;
- on behalf of PDVSA, the one-year charter of five rigs and the two-year charter of three rigs in Venezuela;
- on behalf of the Repsol-PDVSA joint venture, the five-year lease of a new rig in Venezuela;
- on behalf of Eni Exploration & Production, the two-year charter of a new rig in Italy;
- on behalf of Talisman, the two-year lease of a new rig in Peru;
- on behalf of Eni Exploration & Production, the one-year charter of two rigs in Italy;
- on behalf of Pluspetrol, the two-year lease of a rig in Peru;
- on behalf of British Gas, the one-year charter of a new rig in Algeria;
- on behalf of Enirepsa, the one-year lease of a new rig in Saudi Arabia;
- on behalf of Oil TechnoGroup, the one-year charter of a rig in Kazakhstan.

Capital expenditure

Capital expenditure in the Onshore Drilling sector included:
- ongoing investment for the construction of a new rig due to operate in Venezuela as part of a five-year contract on behalf of PDVSA;
- ongoing investment for the construction of a new rig due to operate in Peru as part of a two-year contract on behalf of Talisman;
- the purchase of twelve new rigs in Venezuela, of which two are due to operate as part of five-year contracts on behalf of PDVSA and one due to operate as part of a five-year contract on behalf of the joint venture Repsol/PDVSA;
- the purchase of a new rig due to operate in Trinidad & Tobago on behalf of Trinidad Exploration & Development Co;
- the purchase of three new rigs due to operate in Brazil as part of four-year contracts on behalf of Petrobras;
- ongoing investment for the construction of two new rigs due to operate in Algeria on behalf of British Gas and in Saudi Arabia on behalf of Enirepsa;
- the purchase of a new rig due to operate in Italy as part of a two-year contract on behalf of Eni Exploration & Production;
- the purchase of a new rig due to operate in Saudi Arabia as part of a three-year contract on behalf of Saudi Aramco;
- the redemption of the remaining 50% of a rig and its upgrading works;
- upgrading and improvement works to rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 256 wells, totalling approximately 656,734 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production, utilising two extended-reach drilling and workover rigs.
In particular:
- one extended-reach drilling rig completed workover operations in the province of Milan and was transferred to the Novara province to perform workover operations on an existing well;
- having completed workover operations in the province of Messina and Caltanissetta, Sicily, one medium/extended-reach drilling rig was transferred to Matera, where it begun drilling one well.

Nine rigs have been operating in **Saudi Arabia**: eight rigs as part of a three-year contract with the option of an additional year, on behalf of Saudi Aramco. The ninth rig continued drilling operations as part of a three-year contract on behalf of Enirepsa.

Seven medium/extended-reach rigs are currently operating in **Algeria**. Specifically:
- one rig is operating on behalf of Repsol as part of a contract for the drilling of four wells, which has been renewed for an additional year;
- one drilling rig is operating on behalf of First Calgary Petroleum as part of a contract due to expire in March 2009;
- one rig completed drilling operations on behalf of Petrocanada in April 2007 and has started operations on behalf of Groupement Sonatrach Agip, as part of a two-year contract;

- one rig is operating on behalf of Groupement Sonatrach Agip as part of a contract for the drilling of three wells plus the option of a further four wells;
- one rig has started operations on behalf of Groupement Sonatrach Agip as part of a two-year contract;
- one rig completed drilling operations on behalf of ConocoPhillips in March 2007 and has started operations on behalf of Repsol, as part of a one-year contract;
- one rig has begun drilling operations in November in Algeria as part of a one-year contract on behalf of British Gas.

In **Egypt**, an innovative installation completed drilling operations on behalf of Agiba in November; it will resume operations, having undergone maintenance works, as per contractual extension.

In **South America**:
- a extended-reach drilling rig drilled four wells on behalf of Pluspetrol in the area of Teniente Lopez (Peru);
- a drilling rig drilled four exploration wells and performed a heavy workover on behalf of Pluspetrol in Block 8 of the Amazon Forest (Peru);
- a rig performed drilling operations on forty-two exploration wells on behalf of Petrobras in the Talara area (Peru);
- a rig drilled twelve exploration wells on behalf of Petrobras in the Talara area (Peru), and subsequently, in the same area, drilled six exploration wells on behalf of Interoil;
- two rigs drilled thirty exploration wells on behalf of PDVSA in the Bare area (Venezuela);
- two rigs drilled sixteen exploration wells on behalf of PDVSA in the area of Maturin (Venezuela);
- a new extended-reach drilling rig started operations on a well on behalf of PDVSA in the areas of Morichal and Maturin (Venezuela);
- a new extended-reach drilling rig completed operations on one well and started operations on a second well on behalf of PDVSA in the area of Maturin (Venezuela);
- a rig drilled two wells and performed a heavy-workover operation on behalf of Agip Oil Ecuador in the Villano Field (Ecuador);
- a new-concept hydraulic installation drilled eighteen exploration wells on behalf of PDVSA in the Dación area (Venezuela);
- a rig drilled seven wells on behalf of PDVSA in the Anaco area (Venezuela).

With regard to onshore workover and pulling operations:
- forty-nine workover and pulling operations and one heavy-workover operation were carried out in the Trompetero area (Peru) on behalf of Pluspetrol;
- a total of eighty-five workover and pulling operations were carried out in the region of Teniente Lopez (Peru) on behalf of Pluspetrol;
- seven hundred and two workover and pulling operations were carried out in the Talara area (Peru) on behalf of Petrobras and Interoil and one heavy-workover operation on behalf of BPZ;
- forty-three workover and pulling operations were carried out in Venezuela on behalf of PDVSA.

In **Kazakhstan**, drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. In 2007, three rigs were utilised: one chartered from the local company Kazburgas and two owned by the US company Parker. One medium/extended-reach rig continued drilling operations in the Uralsk province on behalf of Zhaikmunai Llp as part of a contract due to end in December 2010.

In 2007, drilling operations progressed on the 'D' Island project on behalf of Agip KCO in the northern areas of the **Caspian Sea**, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the Client.

In **Georgia**, a medium/extended-reach rig completed drilling operations of the third and last well, as per contract. It then transferred to Kazakhstan, where it started operations on behalf of Zhaikmunai Llp, as part of a contract due to end in December 2009.

In **Turkmenistan**, a extended-reach drilling rig completed operations on behalf of Burren Petroleum and transferred to the Aktobe province of Kazakhstan where it is performing drilling operations as part of a twelve-month contract on behalf of OilTechnoGroup.

Utilisation of equipment

Onshore drilling activities resulted in an average rig utilisation of 99.6% (94.3% in 2006). The geographical breakdown is as follows: 13 rigs operated in Peru, 12 in Venezuela, 9 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy and 1 in Ecuador. Additionally, 5 third-party rigs have been operating in Peru, 3 third-party rigs operated in joint venture with SaiPar and 2 third-party rigs in Kazakhstan. Towards the end of 2007, 10 rigs were purchased which are due to operate in Latin America, and the construction of a rig, due to operate in Saudi Arabia, reached completion.

Financial and economic results

As stated in the section 'Basis of presentation', the Consolidated Financial Statements at December 31, 2007 were prepared in compliance with the International Financial Reporting Standards (IFRS).

RESULTS OF OPERATIONS

Saipem Group - Income statement

Year 2006 [1]	(€ million)	Year 2007	% Ch.
7,325	**Operating revenues**	9,530	30.1
9	Other revenue and income	13	
(5,421)	Purchases, services and other costs	(7,025)	
(1,103)	Payroll and related costs	(1,370)	
810	**Gross operating profit**	1,148	41.7
(224)	Amortisation, depreciation and write-downs	(281)	
586	**Operating profit**	867	48.0
(99)	Financial expenses	(105)	
36	Income from investments	60	
523	**Adjusted profit before income taxes**	822	57.0
(151)	Income taxes	(238)	
372	**Adjusted profit before minority interest**	584	56.7
(3)	Minority interest	(3)	
369	**Adjusted net profit**	581	57.2
-	Gains from disposals	301	
-	Taxation	(7)	
369	**Net profit**	875	137.1

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsoe.

Operating revenues for 2007 amounted to €9,530 million, an increase of €2,205 million when compared to 2006, mainly due to greater volumes generated in the Onshore and Offshore sectors.
Gross operating profit amounted to €1,148 million, a 41.7% increase compared to 2006.
Depreciation and amortisation of tangible and intangible assets amounted to €281 million.
Operating profit for 2007 stood at €867 million, a €281 million increase over the previous year, as analysed hereafter under the various business units.
Net financial expenses increased by €6 million

compared to 2006, due mainly to greater average debt associated with investments made during the year and the distribution of dividends.
Income from investments amounted to €59 million, an increase of €23 million over the previous year.
Adjusted profit before income taxes stood at €821 million, a 57% increase over 2006.
Income taxes amounted to €238 million, an increase of €87 million compared to the previous year, due to an increase in taxable income; the tax rate is virtually unchanged.
Adjusted net profit stood at €580 million, an increase of 57.2% over 2006.
Net profit reached €875 million.

Operating profit and costs by destination

Year 2006 [1]	(€ million)	Year 2007	% Ch.
7,325	Operating revenues	9,530	30.1
(6,391)	Production costs	(8,292)	
(61)	Idle costs	(48)	
(103)	Selling expenses	(109)	
(15)	Research and development costs	(21)	
(1)	Other operating profit (expenses)	(9)	
754	**Contribution from operations**	**1,051**	**39.4**
(168)	General and administrative expenses	(184)	
586	**Operating profit**	**867**	**48.0**

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsoe.

In 2007, the Saipem Group achieved operating revenues of €9,530 million, an increase of €2,205 million compared to the previous year.
Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to €8,292 million (€6,391 million in 2006), an increase of 29.7%, in line with the increase in operations.
Idle/downtime costs fell by €13 million.
Selling expenses of €109 million show a €6 million increase compared with the previous year, mainly due to the positive trend experienced by all reference markets.
Research and development costs rose by €6 million.
Contribution from operations show a significant increase, 39.4%, reaching €1,051 million, with profit levels at 11% (10.3% in 2006).
General and administrative expenses amounted to €184 million, an increase of €16 million over 2006, due mainly to the consolidation of Snamprogetti over the whole year.

Analysis by business sector:

Offshore

(€ million)	Year 2006	Year 2007
Revenues	3,192	3,463
Selling expenses	(2,784)	(2,891)
Depreciation and amortisation	(108)	(149)
Operating profit	300	423

Revenues for 2007 amounted to €3,463 million, representing an 8.5% increase compared to 2006, which is mainly due to higher levels of activity in the Far East and the North Sea.
Selling expenses, amounting to €2,891 million, increased by 3.8% in line with the rise in volumes during the year.

Depreciation and amortisation rose by €41 million compared to 2006, due to the completion of projects that had required project-specific equipment.
Operating profit for the period amounted to €423 million, equal to 12.2% of revenues, versus €300 million, equal to 9.4% of revenues in 2006. This increase in margin is attributable to improved contractual conditions and strong operational performance.

Onshore

(€ million)	Year 2006 [1]	Year 2007
Revenues	3,508	5,337
Selling expenses	(3,314)	(5,039)
Depreciation and amortisation	(43)	(46)
Operating profit	151	252

(1) Data were restated to include the effects of the disposal of Camom and Haldor Topsoe.

Revenues in 2007 amounted to €5,337 million, a 52.1% increase over 2006; this increase is partly due to the fact that Snamprogetti is consolidated from the second quarter 2006.
The rise in volumes resulted in selling expenses increasing by 52.1%. Depreciation and amortisation rose by €3 million, equal to 7%.

Operating profit in 2007 amounted to €252 million, compared to €151 million the previous year, with margins rising from 4.3% in 2006 to 4.7% in 2007. This increase in margin is attributed to improved operational efficiency and contractual rates.

Offshore Drilling

(€ million)	Year 2006	Year 2007
Revenues	365	420
Selling expenses	(209)	(220)
Depreciation and amortisation	(53)	(60)
Operating profit	103	140

Revenues for 2007 amounted to €420 million, a 15.1% increase over 2006, due to increased activities by the jack-up Perro Negro 4, the semi-submersible platform Scarabeo 5 and higher contractual rates.
Selling expenses increased by 5.3% when compared to 2006, in line with the increase in volumes experienced during the year.

Depreciation and amortisation rose by €7 million versus 2006, due to the full-scale operations of vessels, which had undergone preparatory works in 2006.
Operating profit in 2007 amounted to €140 million, versus €103 million in 2006, with margins rising from 28.2% to 33.3%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

Onshore Drilling

(€ million)	Year 2006	Year 2007
Revenues	260	**310**
Selling expenses	(208)	**(232)**
Depreciation and amortisation	(20)	**(26)**
Operating profit	32	**52**

Revenues for 2007 amounted to €310 million, a 19.2% increase when compared to 2006, due mainly to increased activity in North Africa and South America. The rise in volumes resulted in selling expenses increasing by 11.5% versus the previous year.

Operating profit in 2007 amounted to €52 million, versus €32 million in 2006, with margins rising from 12.3% to 16.8%. This increase, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

CONSOLIDATED BALANCE SHEET AND ANNUAL POSITION

Saipem Group - Reclassified consolidated balance sheet[1]

The reclassified consolidated balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess the capital structure and to analyse its sources of funds and investments in fixed assets and working capital.
Management uses the reclassified consolidated balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage) intended to evaluate whether Saipem's financing structure is sound and well-balanced.

(€ million)	Dec. 31, 2006		Dec. 31, 2007	
Net tangible assets		2,345		**3,562**
Net intangible assets		849		**750**
		3,194		**4,312**
- Offshore	1,720		**2,114**	
- Onshore	603		**484**	
- Offshore Drilling	776		**1,395**	
- Onshore Drilling	95		**319**	
Financial investments		153		**47**
Non-current assets		**3,347**		**4,359**
Net current assets		**(176)**		**(402)**
Net assets available for disposal and associated net financial debt		**-**		**203**
Employee termination indemnities		(169)		**(167)**
Capital employed		**3,002**		**3,993**
Saipem shareholders' equity		1,581		**2,295**
Minority interest		4		**4**
Net debt		1,417		**1,694**
Cover		**3,002**		**3,993**
Leverage (net debt/shareholders' equity)		**0.90**		**0.74**
Shares issued and outstanding		441,410,900		**441,410,900**

(1) Restatement to the statutory scheme is provided under the section 'Restatement of reclassified balance sheet and income statement to statutory schemes' on page 82.

Non-current assets at December 31, 2007 stood at €4,359 million, an increase of €1,012 million compared to December 31, 2006. This increase is attributed to the combination of investments in plant and equipment of €1,644 million, depreciation and amortisation of €281 million, the amount posted to 'Net assets available for disposals and associated net financial debt' of €203 million, disposals of €102 million and the translation effect on financial statements in foreign currencies and other variations of €46 million.

Net current assets decreased by €226 million, going from minus €176 million at December 31, 2006 to minus €402 million at December 31, 2007.

Employee termination indemnities amounted to €167 million, a slight decrease versus December 31, 2006.

As a result of the above, **capital employed** increased by €991 million, reaching €3,993 million at December 31, 2007, compared to €3,002 million at December 31, 2006.

Shareholders' equity, inclusive of minority interest, increased by €714 million, to €2,299 million at December 31, 2007, versus €1,585 million at December 31, 2006. This increase is the result of: net profit for the period of €878 million and the fair value of hedging operations (Interest Rate Swaps) and exchange rates of €41 million only partially offset by dividend distribution (€126 million), variation of treasury shares bought back in order to service the company's incentive schemes (€22 million), the translation effect and other variations (€61 million). The increase in capital employed only partially offset by the increase in shareholders' equity, determined an increase in **net debt**, which, at December 31, 2007, stood at €1,694 million, compared to €1,417 million at December 31, 2006; a rise of €277 million.

Breakdown of net financial debt

(€ million)	Dec. 31, 2006	**Dec. 31, 2007**
Current financial receivables for non-operational purposes due after one year	(3)	-
Payables to banks due after one year	543	**475**
Payables to other financial institutions due after one year	342	**416**
Net medium/long-term financial debt	**882**	**891**
Accounts c/o bank, post and Eni Group finance companies	(1,225)	**(2,164)**
Cash in hand and cash equivalents	(58)	**(6)**
Current financial receivables for non-operational purposes due within 90 days	(39)	-
Marketable securities	(4)	-
Current financial receivables for non-operational purposes due within one year	(45)	**(65)**
Payables to banks due within one year	176	**264**
Payables to other financial institutions due within one year	1,730	**2,774**
Net short-term financial debt	**535**	**803**
Net financial debt	**1,417**	**1,694**

Assets/liabilities associated to the fair value of derivatives are detailed under Note 7 'Other assets' and Note 19 'Other current liabilities'. Net financial debt includes assets/liabilities relating to the fair value of IRS.

A breakdown by currency of financial liabilities, amounting to €3,929 million, is provided in Note 15 'Short-term financial liabilities' and Note 20 'Long-term financial liabilities and current portion of long-term debt'.

Saipem Group- Reclassified statement of cash flow and variation in net debt[1]

The reclassified statement of cash flow derives from the statutory statement of cash flow. It allows the creation of a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurring from the beginning of the period to the end of the period and changes in net debt (deriving from the reclassified statement of cash flow) occurring from the beginning of the period to the end of the period. The measure enabling such a link is represented by free cash flow, which is the cash in excess of capital expenditure requirements. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net debt for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange differences.

(€ million)	2006	2007
Group net income	384	**875**
Third party income	3	**3**
Adjustments to reconcile cash generated from operating profit before changes in working capital:		
Depreciation, amortisation and other non-monetary items	253	**256**
(Net gains) losses on sales of assets	(1)	**(302)**
Dividends, interests, extraordinary income/expenses and income taxes	187	**230**
Cash generated from operating profit before variation in working capital	**826**	**1,062**
Variation in working capital relating to operations	(33)	**292**
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(190)	**(289)**
Net cash flow from operations	**603**	**1,065**
Investments in tangible and intangible fixed assets	(605)	**(1,644)**
Investments in acquisition of consolidated companies	(9)	**(8)**
Disposals	2	**401**
Other investments and disposals	4	**8**
Free cash flow	**(5)**	**(178)**
Net investments related to financing activities	(35)	**6**
Variation in financial debt	791	**1,076**
Buy-back of treasury shares	(29)	**(13)**
Cash flow from capital and reserves	(82)	**(126)**
Variations in scope of consolidation and exchange rate differentials on cash and equivalents	(195)	**83**
NET CASH FLOW	**445**	**848**
Free cash flow	**(5)**	**(178)**
Variations in scope of consolidation	-	**12**
Buy-back of treasury shares	(29)	**(13)**
Cash flow from capital and reserves	(82)	**(126)**
Exchange rate differentials and other variation concerning net financial debt	(289)[2]	**28**
VARIATION IN NET DEBT	**(405)**	**(277)**

(1) Restatement to the statutory scheme is provided under the section 'Restatement of reclassified balance sheet and income statement to statutory schemes' on page 82.
(2) Includes the effects of the acquisition of Snamprogetti, amounting to minus €298 million.

Net cash flow from operations (€1,065 million), combined with the disposal of assets that are no longer functional to operational requirements, only partially financed net investments in tangible fixed assets generating a negative **free cash flow** of €178 million.

Cash flow from share capital and reserves showed a negative balance of €126 million, as a result of the payment of dividends; the buy-back of treasury shares for allocation to the management incentive schemes, generated a negative cash flow of €13 million; the

effect on net financial debt, deriving from variations to the scope of consolidation, the translation of financial statements in foreign currencies, and other variations showed a positive balance of €40 million.
Therefore, net financial debt increased by €277 million.
In particular
Cash generated from operating profit before variation in working capital (€1,062 million) derives from:
- net profit of €878 million, inclusive of third party income of €3 million;
- depreciation and amortisation (€281 million), a variation in employee termination indemnities (€16 million), a variation in provisions for contingencies (€6 million) and net appreciations (€47 million);
- recoupment of financial receivables (€1 million) and gains from the disposal of consolidated assets (€301 million);
- net financial gains (€15 million) and income taxes (€245 million).

The variation in working capital relating to operations (€292 million) is attributed to the dynamics of financial flows of projects under execution.

Dividends, interest and income tax paid in 2007 (€289 million) comprise mainly of financial interest and charges (€32 million) and interest payments and financial expenses and payment of taxes (€321 million).

Investments in tangible and intangible assets amounted to €1,644 million. Details of investments by sector are as follows: Offshore (€575 million), Offshore Drilling (€693 million), Onshore (€109 million) and Onshore Drilling (€267 million).
Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Cash flow generated by disposals amounted to €401 million.

Research and development

During 2007, innovation technology activities were implemented as planned by allocating the development of new technologies and initiatives across three Saipem's three hubs: Saipem SpA, Saipem sa and Snamprogetti SpA, each being responsible for the development of asset technology, offshore technology and onshore technology.
All activities totalled a financial outlay amounting to €22 million, of which €21 million were posted to the income statement and €1 million to capital expenditure.

Asset technology

Innovation in terms of asset technology is strongly focused on ensuring the feasibility of frontier projects, improving competitiveness, reliability of operations and expanding the range of services offered.
In 2007, works progressed on a new pipelay vessel, identifying the main technical systems and subsystems for launch and production facilities.
Meanwhile, the department completed its support to the Kashagan Project with respect to trenching operations; improvements were made to the technologies used, specifically regarding trenching in critical conditions. Also, studies are progressing on the development of new equipment to be used in ultra-deep water operations and high-capacity welding.
A new system was designed to sandblast pipe joints on board pipe lay vessels; this piece of machinery is currently under construction.
In the Drilling sector, support is ongoing to produce studies and technical expertise for the construction of the new semi-submersible drilling rigs Scarabeo 8 and Scarabeo 9. Activities focused on the 'riser integrity management' system, aimed at developing procedures to optimise the operational life of risers, and a study 'transit with hanging riser' was completed.
The development of the new Knowledge Management initiative, named SAIPENTIA®, is progressing; its aim is to manage all technological know-how by subdividing it into conceptual 'categories' and user input.
Also, studies are progressing to map out the technological scenarios for operations in remote areas, with particular interest being paid to the Arctic region.
Finally, a dedicated initiative was launched with regard to the technological development for the medium-term, with studies and testing activities focused on critical production sub-processes; in particular the Field Joint Coating (rework of the anticorrosion coating in the weld joint) and trenching. These studies are based mainly on providing solutions that are being patented.
Ten patent applications were lodged in 2007.

Offshore technology

Studies in the field of offshore technology centred around the project for the development of ultra-deep water architecture and technology. These development lines were supported by clients' interest and financial contribution.
Main areas of activity included:
- subsea station architecture and associated components for water/oil process separation in deep waters (over 1,500 metres) prior to onward pumping to an FPSO;
- feasibility studies for new-concept deep-water water/gas/oil process separation to prevent water being pumped back to the FPSO and subsequent surface separation;
- the development of new architectures to provide competitive long tie-back and heavy oil fields solutions;

- new flowline and riser architectures, their numeric simulation and associated methods of fabrication and installation;
- thermal insulation and anti-corrosion technologies for subsea pipelines in ultra-deep waters.

In 2007, various trials and tests were carried out in all of these technical areas and shall continue throughout 2008.
Also, basic criteria were identified regarding power generation for subsea applications, and various activities instigated in the field of electrical power generation for offshore systems, as well as transmission and distribution over substantial distances.
Activities are also progressing on the development of offshore LNG systems, both in terms of production and terminal facilities. The development of terminal facilities focused on floating systems, while other studies centred on permit application and the preparation of bids and tenders.
The conceptual development for LNG offshore production (LNG FPSO) has continued to progress, with studies on the optimisation of process and production systems.
Activities progressed in the sector of renewable energy sources, with ongoing studies to determine the feasibility of harnessing wave energy and tidal currents, in addition to projects relating to offshore wind farm systems, focusing specifically on their support structures and installation methods in order to minimise costs.
Finally, Saipem is also carrying out research studies in the field of CO_2 management, partially financed by public bodies and in conjunction with industrial and academic partners.

Onshore technology

Snamprogetti continued its efforts at improving proprietary technologies which have already been marketed, optimising partner/supplier technologies in support of its EPC activities and developing new proprietary technologies.
In 2007, main achievements included:
- following the conclusion of trials on the demo plant in Freeport (Texas - USA) for the 'SNOW' technology – production of monomer styrene, developed jointly with Dow Chemical Co, a 'technology book' was prepared, containing all technological know-how. A new study was launched on a second-generation catalytic system, in addition to a new information gathering exercise of the reference market through seminar presentations and visits to potential clients. Also, other applications for this technology are under evaluation in order to convert the larger molecules in high quality benzene components, a project that has aroused the interest of several oil majors;
- with regard to the technology for the production of high-octane components, a new liquid dispenser inside the reactor was developed. Its first industrial application, for which a patent application is pending, will enable the expansion and revamp of the existing ETBE unit of Eni Refining & Marketing at the Milazzo refinery;
- jumbo-plant outline plans have been drawn up; these are highly sought after by the market for the synthetic processes of methanol and ammonia/urea. In the meantime, following the disposal of the holding in Haldor Topsøe AS, a commercial agreement was reached, which guarantees Snamprogetti access to technologies of interest.

Moreover, the following programmes were completed on behalf of Eni:

- high-pressure long-distance transportation (TAP) of large quantities of natural gas via onshore and deep-water subsea pipelines. A three-year testing programme was successfully completed at the pilot plant of Perdasdefogu (Sardinia), including final trials on blast simulation and pipe ruptures;
- following the new strategic direction involving Snamprogetti's technology department and encouraging trials results for the EST technology (Eni Slurry Technology) at the Eni Refining & Marketing demo plant in Taranto, Eni purchased from Snamprogetti the residual industrial property rights for this innovative technology. Snamprogetti will continue to lend its full support to its future development and a possible first industrial unit, through a new service contract.

Quality Assurance, Health, Safety, the Environment and Sustainability

Quality

In 2007, Saipem continued to focus on ensuring the quality management of the numerous complex projects carried out by Saipem Group companies. Main objectives were achieved both in terms of quality control of operations and QA implementation at Group companies.
To ensure the satisfaction of major clients and meeting client requirements and the international standard ISO 9001:2000, specific and advanced project quality management and assurance tools were implemented on both onshore and offshore turnkey projects as well as drilling projects for all activities carried out at operational sites. Specifically new quality control standards were formalised for all onshore disciplines. Positive results were achieved in the implementation and certification of QA management systems at Group companies.
Moreover, 2007 saw the development of the following initiatives:

- the Saipem-Snamprogetti integration process, progressing in terms of procedures and systems to maximise mutual expertise and synergies;
- the issue of specific QA bulletins to raise the awareness of Saipem's operational personnel towards the new improvement initiatives launched in 2007;
- the consolidation of instruments for design control and validation, and the launch of integrated methods for the design review of offshore activities;
- lending support, during the project phase, for the internal development of new assets;
- the consolidation of an intranet website for specific areas and disciplines, aimed at sharing best practices and lessons learned throughout the Group;
- the development, onboard main offshore vessels, of quality control management systems and tools for maintenance activities and the creation of a quality team onboard;
- new QA training and awareness programmes aimed at Saipem's personnel and subcontractors concerning quality assurance and management, such as the 'Contractor QHSE Forum' held in October 2007 attended by many important service providers;
- lending support for the implementation of internal improvement projects to be applied to operational processes on offshore EPIC projects, particularly the review of specific engineering/construction interface models, the 'Constructability Review', and the onsite management of work variations;
- the development of standard training packages on main quality issues aimed at both main offices and project personnel;
- lending support to the new Post-Order Services department to audit and check external transport and expediting/inspection agencies;
- monitoring of all management criteria for setting measurement tools in construction yards, and onboard the fleet of construction and drilling vessels;
- the development of a model to manage offshore engineering work variations, including P&ID (Piping and Instrumentation Diagram) traceable modifications, and quantification of their financial impact and associated quality costs;
- consolidation of tools and methods to monitor and measure QA management processes and analyse reference trends;
- disciplinary support and launch of a structured approach to quality control and management systems at newly-established fabrication yards;
- updating the integrated construction system (SICON) to include all new quality control standards;

- the development of periodic assessment/self-assessment sheets for onshore projects to be filled in by the personnel in charge of quality coordination.

With regard to customer satisfaction monitoring, the following initiatives were pursued:
- development of methods to evaluate internal customers' satisfaction and identify areas of improvement;
- meetings held with some Clients in offshore engineering and onshore projects to analyse performance and services provided;
- interviews with the client's project teams for onshore projects carried out by the hubs of San Donato and Fano (Italy).

Health

In 2007, Saipem's MED department reaffirmed its commitment to maintaining and improving the Group's Health and Safety Standards and to integrating Snamprogetti into Saipem's Health Management System.
Several medical-scientific initiatives were undertaken, namely:
- roll-out, implementation and monitoring of the development of the Health Risk Assessment (HRA) software, which can identify biological, chemical, physical, ergonomic, climatic and psycho-social risks associated with an operational unit or department, and the Medicines Management software, a programme that monitors the inventory, consumption and expiry of medicines;
- creation of Health related web pages within the company's intranet, to inform and train employees and support medical staff. The department has prepared country-specific data sheets containing information on limitations and recommendations of a medical and sanitary nature for personnel working in specific geographical areas;
- issue of new data sheets detailing diseases and/or medical problems associated with the oil industry, differing life-styles, infectious diseases, extreme and/or harsh climates, etc.;
- the launch at strategic operating sites of a tele-cardiology system, to monitor the health of employees with chronic cardio-vascular conditions and provide assistance in emergency cases. This system enables the local doctor to obtain advice and support 24/7 from the cardiology centre of excellence in Milan;
- continuation of the integration process of Snamprogetti onto Saipem Health Management System;
- ongoing transfer of Snamprogetti employees' medical records into the GIPSI software, which manages the health records of Saipem Group personnel.

The medical monitoring programme at 3rd and 4th Palazzo Uffici, San Donato is progressing. Personnel are required to take an eye-test, undergo a medical examination and have an interview with a doctor.
New health activities have been launched in support of sustainable development; for instance, the partnership with the hospital in Atyrau, Kazakhstan, resulting in improved A&E performance; cooperation with the Rijeka local hospital resulted in the upgrading of the maternity department. Positive results were also achieved in Peru, where Saipem is integrated into the local community and committed to providing training opportunities.
MIOGATE was launched in association with the University of Camerino; it is the first Masters course in the world in tele-medicine and tele-farmacology aimed at medical staff working in the oil & gas industry. Nine Saipem Group doctors enrolled on this inaugural course.
In 2007, innovative and effective new approaches to malaria prevention (such as the peer-to-peer training system) that can be integrated with 'institutional' initiatives (training and information programmes) have helped reduce the number of malaria cases across all Saipem sites where the danger of infection exists.
Monitoring of epidemics at global level was carried out with the support of the world's major medical organisations and ensured that the management was informed of the outbreak or evolution of infectious diseases, through periodical IT medical bulletins.
Internal Health audits are an integral part of the Health management system, as they ensure the constant monitoring and improvement of health-related activities.
At scientific level, Saipem's QHSE department has attained important targets in 2007, with presentations of scientific works to a series of national and international seminars.

Safety

Safety is now a priority in every aspect of activities that Saipem undertakes worldwide.
A new way to train and inform personnel was implemented by introducing the innovative and

interactive training programme 'Leadership in Safety' (LiS) whose aim is to help all operational managers develop their leadership skills in terms of safety.
The Company wants this project to mark a cultural turning point and has therefore organised workshops to turn its leaders into safety leaders. To support these onsite managers, tools were provided to help them in their self-development process. One of these tools is the 'Safety Leadership Profiler', an online questionnaire that makes the user aware of the importance they personally place on the various aspects of safety leadership.
Another tool, the Five Stars - Safety Intervention Tool, was created to provide Saipem's managers with structured and efficient methods of communication through which positive feedback could be given in support of safety conduct or unsafe situations could be addressed.
Another key tool purposely-created for workshops is the safety leadership film called 'The Safer, The Better'. It is set in a Saipem site office and is the starting point for an in-depth analysis of the causes of certain types of conduct and the pressures that our leaders face in terms of safety.
Leadership in safety workshops and Saipem's safety vision initiatives were launched in the last quarter of 2007 and were attended first by the various Business Unit managers and thereafter by personnel in managerial and coordination positions at international level.
This programme underpins Saipem's commitment to finding innovative solutions to improve safety at work. Below is an overview of other important initiatives carried out in 2007:

- reorganisation of the HSE department to improve services provided to the various Business Units;
- attainment of OHSAS 18001 certification in the Health and Safety field;
- alignment with new Italian regulations;
- monitoring of workplaces;
- development of a new software programme for environmental reporting over the internet/intranet;
- organisation of a QHSE Forum attended by sub-contractors in order to facilitate the implementation of Saipem's HSE policies;
- audits of projects and operating sites.

Despite the substantial efforts made in 2007, nearly 200 serious accidents occurred: 11 workers died, one Saipem employee and 10 sub-contractor personnel. This trend can only be contained through constant efforts to improve safety management and employee protection of both Saipem and sub-contractors personnel.
The safety target Saipem has set itself for 2008 is to have no fatal accidents and a 15% reduction in the number of serious accidents.

The Environment

Throughout 2007, Saipem continued to strengthen its commitment to protecting the environment. The ever-more stringent environmental requirements imposed by international conventions and individual country authorities convinced Saipem to improve its internal structure, by creating a dedicated department, ENVIR (Environment SpA), to deal with environmental issues and to minimise the potential impact of operations. This effort will be promoted, by improving the support provided to operational lines as well as asset interface with regard to matters concerning the fleet, increasing the number of resources experienced in the analysis and monitoring of the environment.
During the year, Saipem started a review of its current Environmental Document System to allow project personnel to make use of effective tools to implement the Environmental Management System at operational level.
Monitoring of the fleet continues in order to ascertain compliance with the provisions of the new MARPOL 73/78; schedules have been drawn up to carry out the steps necessary to obtain the required certification.
New projects were initiated to obtain ISO 14001 certification for the management system at Saipem Group operating sites.

Sustainability

In 2007, Saipem completed the preparation of the first Sustainability Report, named 'Saipem Sustainability Report - Our Global Community'.
This is the result of the integration of health, safety and environmental reports, which Saipem has been publishing for eight years, as well as a more recent approach to communication on sustainability, which, in the recent past, has focused on countries key to Saipem's operations, through the publication of 'Sustainability Case Studies'. This report aims at providing environmental, social and financial data and information for the whole Group, albeit maintaining and emphasising the socio-economic and environmental peculiarities of the geographical areas of operations.

The preparation of the Sustainability Report involved an all-out effort in data collation and reporting, which involved all operational sites of Saipem and Snamprogetti.
In 2007, the Group sustainability programme was reinforced by the identification of specific targets linked to the managerial appraisal scheme.
In July 2007, a sustainability committee was set up, comprising members of Saipem's senior management, whose responsibilities are:
- set up sustainability policies and targets at both Corporate and Group level;
- inspire and promote projects;
- approve the Group's Sustainability Report.

At local level, specific sustainability programmes have taken place in 2007 in Peru, in Kazakhstan and in Nigeria. With regard to the Asia-Pacific region, a review was undertaken to evaluate the social and environmental impact, which will focus mainly on Indonesia. Saipem's strength in terms of its sustainability policy is the ability to combine growth at Group level with an appropriate increase in local content, which tends to promote a steady process of integration and cultural exchange.

Human resources

The extraordinary growth in service activities in the oil & gas industry has resulted in very strong demand in the labour market, where a steady increase in the demand for specific professional resources and qualified expertise in the engineering and construction sectors has not been matched with a rapid and flexible increase in supply. The weak response, in terms of both quality and quantity, by the education systems in Italy and worldwide has influenced Saipem's strategies vis-à-vis the recruitment of new personnel in Italy and abroad, training, development and compensation, all of these being aimed at providing the highest levels of support to business growth. Saipem has invested heavily in initiatives aimed at retaining the most critical and qualified resources, by promoting the Group's solid image, developing professional competencies and the personal expertise of individual resources.
Substantial recruitment plans for Italian and overseas resources has triggered a review of selection strategies, tools and partnerships. To ensure the business growth resulting from increased size, complexity and diversity of resources requirements, Saipem developed the portal 'eFesto' to improve the efficiency and effectiveness in recruiting skilled expertise. The portal, accessible through Saipem's website, was publicised in Italy in major national newspapers and marked an important event of employer branding.
Partnerships with external recruitment agencies were created in order to expedite the recruitment process and target suppliers depending on skill requirements. In 2007, cooperation with Eni Corporate University enabled the employment of 322 graduates, scouted directly from major Italian Universities. Again, in cooperation with Eni Corporate University, Saipem promoted a new First Degree Masters on Safety Management in the Oil & Gas Industry at the Aquila University and also took part in funding a Second Degree Masters in Subsea Electro-acoustics, in association with the University of Pisa and the Italian Navy. The promotion and participation in Masters degrees is part of a recruitment strategy that Saipem is pursuing, together with the Italian education system, to develop specific professional roles that are required in the oil & gas engineering and construction industry, currently present in the international market, but lacking in Italy.
This strategy also comprises the implementation of projects in conjunction with the various Business Units aimed at creating in-house training courses tailored to specific professional roles essential to Saipem's business.
Investment is continuing on local-content initiatives in Kazakhstan and Angola. The second training cycle has been completed for young Kazakh engineers, who are now working in Saipem's fabrication and construction yards in Kazakhstan. Also, six Angolan engineers were recruited to participate in a training programme to acquire specific skills in FPSO design.
The Company focused its attention on young Italian and international graduates, for whom the successful programme 'Young Graduate Management System' was developed and implemented globally to guarantee professional career paths that are consistent with the new business scenario. Information days were held, which were attended by approximately 400 young Italian and overseas graduates.
Important measures are being taken with regard to management training at various Group companies and overseas offices aimed towards resources with high potential profiles: these training courses aim to develop communication skills and human resources management. As part of this policy, eight young Italian and international senior managers were enrolled in the General Management Master Degree course specific to

the oil & gas sector launched in 2007 by ECU, Sda Bocconi and the Polytechnic of Milan on behalf of Eni. Project management training activities were reviewed to integrate cultures, tools, systems and best practices of Saipem and Snamprogetti and to create a common training and development plan so as to attain the technical and managerial expertise required to manage projects in today's oil & gas market.
Major investments were made in technical-specific training in support of business requirements.
Vocational training for drilling personnel continued in Peru and in Italy, and for floating production operations in Brazil. Efforts were renewed at the Kuryk training centre, where, over and above fabrication activities, construction and welding training was implemented in addition to initiatives related to onshore and offshore operations. The professional training centre in Nigeria is also active in the training of local technicians. In Romania, a professional training project has been completed in electrical engineering, automation, piping and civil disciplines which was attended by 35 newly-recruited Romanian nationals.
Great emphasis was placed on safety at work, involving operational staff working onboard vessels, platforms and in yards to prevent accidents and to ensure the highest levels of environmental protection by promoting the 'Leadership in safety' project, aimed at promoting the safety culture throughout the Saipem world.
A new First Degree University Master on e-Health was begun, oriented towards 'Oil and Gas Telemedicine and Telepharmacy', which is being taught through e-learning to an international team of Saipem doctors, and the course 'Influencing Skills for HSE Professionals' was set up.
Work on the development of human resources was heavily influenced by the integration process that followed the acquisition of Snamprogetti, and was mainly aimed at sharing common tools and methods and supporting the development of personnel at the offices of Snamprogetti Sud and Fano.
Development plans were identified for resources deemed critical to the Onshore business, with particular emphasis on the review of the Construction Manager's role as well as young resources that have been recruited into this Business Unit.
To promote the mobility of the brightest new graduates at international level, the aforementioned 'Young Graduate Management System' was reinforced by the addition of a Job Rotation programme, which will see the exchange of young resources between Group companies. Also, personnel with high-level know-how were mapped out in order to evaluate their specific roles and professional expertise, so as to identify those who excel professionally in their position.
The management performance appraisal system was reviewed so as to form a closer connection with business targets, increase its flexibility, improve the assessment of positive performance and consequently re-align the compensation system. The appraisal of all Group managerial positions was completed to allow for a systematic comparison of remuneration levels based on a points system and to create a benchmark against the reference market. A similar project is now being carried out for middle management positions.
Also, project-related bonuses were increasingly utilised, to minimise the turnover of project staff and promote the successful execution of very complex projects, characterised by techno-operational targets that are increasingly challenging in terms of profitability and environmental conditions.
These incentives were often supported and financed by the client to ensure the common objective, i.e. the successful conclusion of the project.
In 2007, to emphasise the company's appreciation of managers' individual performances, the annual monetary incentive was paid early, in May, to 181 Italian senior managers (72% of the overall population) for a total outlay of €5,930,000 (18.6% of total compensation at January 1, 2007) and 98 French senior managers (65% of the overall population) for a total outlay of €2,431,500 (14% of total compensation at January 1, 2007). Furthermore, the process of allocation of company vehicles to all Italian senior managers was completed.
The organisation and general service department focused its efforts on the consolidation and optimisation of the Group overall structure, reviewing the organisation of the Offshore Business Unit, the Onshore Business Unit and the Asset department, in addition to those of several foreign operating companies. Consistent with Saipem's model, the position of Business Unit Area Manager was introduced, whose responsibility is the autonomous management of projects making use of the available resources, and the identification of commercial opportunities in the various areas of operations.
The centralised management model was strengthened for projects with a high technological and industrial content, through the implementation of the fourth hub in Chennai, where very important organisational changes are taking place to transform it from an engineering service provider to a full hub capable of managing complete EPC projects.

The integration of professional expertise at Saipem and Snamprogetti has led to a review of professional roles, especially in Engineering, Process, QHSE, Procurement, Project Management and Construction.
The organisation and IBIS Continuous Improvement departments have contributed to the definition of the Workload Management System, currently being rolled-out, which will optimise workload distribution at operating companies, Business Unit and Group level.
The IBIS Continuous Improvement system effectively supported the operational integration of Saipem and Snamprogetti and the development of the IBIS model for its implementation at Global Petroprojects Services (GPS). Furthermore, to ensure the separation of powers in the IBIS system required by the Sarbanes-Oxley Act and Law Decree 262/2005, the department is developing operational standards and methodologies for applications to be implemented in 2008.
The overall workforce of the Saipem Group increased by 4,210 resources on average versus 2006, due to the acquisition of Snamprogetti in April 2006 and the award of new contracts, especially in Saudi Arabia.
Personnel holding key positions increased by 927 resources, when compared to December 31, 2006.
With regard to the review of the Italian personnel qualitative mix, 602 graduates were taken on (262 by Saipem and 340 by Snamprogetti), 246 of which on a vocational contract; also 398 diploma-qualified personnel were taken on.

Sound practices of consolidated industrial relations enabled Saipem to open and successfully complete the following negotiations with national energy, engineering and maritime trade unions:
- the integration of Saipem and Snamprogetti, besides the transfer of personnel based on the organisational chart presented to the Unions in 2006, also required negotiations on the harmonisation of the different sets of regulations in existence at the two companies;
- a review of the holding structure for Italian subsidiaries was illustrated to the Trade Unions and negotiations ended successfully with the companies involved being merged;
- the national contract of employment for the Energy and Oil sector was renewed for two years within the timeframe, deadlines and financial framework provided for by the 1993 agreement. A further agreement was signed with the national trade unions to partially modify the current classification system and to create an additional health-care fund for all sector employees;
- the supplementary contract of employment for Italian Maritime Captains and Chief Engineering Officers, which had expired in 2006, was renewed until 2009.

Labour cost control activities in 2007 focused on strengthening reporting and analytical tools of the web-based IT system Cosmos (COSt MOnitor of Saipem), implemented in 2006 to monitor labour costs across the whole Saipem Group. Following the

(units)	Average workforce 2006	**Average workforce 2007**
Offshore	9,410	**9,209**
Onshore	13,399	**16,560**
Offshore Drilling	1,166	**1,327**
Onshore Drilling	2,755	**3,263**
Staff positions	2,433	**3,014**
Total	**29,163**	**33,373**
Italian personnel	5,397	**6,530**
Other nationalities	23,766	**26,843**
Total	**29,163**	**33,373**
Italian personnel under open-ended contract	4,475	**5,493**
Italian personnel under fixed-term contract	922	**1,037**
Total	**5,397**	**6,530**

(units)	Dec. 31, 2006	**Dec. 31, 2007**
Number of engineers (1)	6,166	**6,608**

(1) Following the disposals of the French company Camom sa and the holding in Haldor Topsoe AS, the corresponding number of engineering resources was deducted from December 31, 2006.

acquisition of Snamprogetti, all its subsidiaries were included in this system and now utilise same methods and tools in use throughout the Saipem Group.
Finally, an analysis of the working climate was carried out involving all senior managers and a random sample of middle managers of Saipem SpA, Snamprogetti and Saipem sa, whose results were followed up with the employees themselves.

During the year Saipem took part in important PR activities at the following international exhibitions and seminars in the oil & gas sector: Offshore Mediterranean Conference (Ravenna, Italy), LNG 15 (Barcelona, Spain), Offshore Technology Conference (Houston, USA), Kazakhstan International Oil & Gas Exhibition (Almaty, Kazakhstan) and Deep Offshore Technology (Stavanger, Norway).

Information technology

The integration of Group operating companies in 2007 has led to the inclusion in the IT systems of additional companies and projects using a tried and tested model. Roll-outs progressed for SAP R/3 modules as per the IBIS plan, at the Spanish branch for the MedGaz project, Saipem Singapore, Snamprogetti Saudi Arabia, and Snamprogetti's Iranian branch. Simplified versions of this system were implemented at the branches of SPCM in Australia and Egypt, the branch of Saipem UK in Egypt and Saipem sa's branch in Angola.
The integration of Snamprogetti in terms of integrated IT systems enabled the consolidation of the IBIS standard model, enhanced by adding significant functions gained from the implementation of Snamprogetti's SAP R/3 module.
The Workload Management System (WMS) was created in 2007 as part of the IBIS system. In 2008 this project will provide a new integrated system capable of planning and controlling the workload of project resources. The following corporate departments are involved in its development: HR for the qualification and mapping of key resources; engineering and project control for the allocation of project resources; and finally the commercial department for providing workload simulation at the bidding stage.
The human resources management application (GHRS) was implemented at Snamprogetti, as per IBIS roll-out plan, and also at Saipem Singapore. The FLEXY management system was implemented at additional branches of Saipem SpA.
Projects were launched, at operating companies, to implement business applications like Intergraph's SmartPlant Material, dedicated to the management of project materials, and DAMS, dedicated to the management of project documentation and assets.
Main ICT infrastructure integration projects have been completed: the Group email system was centralised and a new anti-spam solution added; the network access authentication system as well as the main centralised applications were rationalised and strengthened. Saipem corporate applications (SAP R/3, FLEXY, AMOS) and main engineering applications were published on CITRIX technology to make them highly accessible at international level.
The email system was also enhanced with the expansion of mechanisms for archiving and tracking of messages, which will provide flexible and automated email archive management.
Another new initiative is the Corporate Portal project: the preliminary study was completed and the implementation phase started; this will see the integration of Italian intranets from the first half of 2008.
Finally, the project for the continuous improvement of ICT safety policies and standards has progressed. The main areas under review are measures necessary to meet the requirements set by the AFC office of the Sarbanes Oxley Act in compliance with the General Computer Control methods, both in terms of ICT infrastructure and main corporate applications for the management of financial data.

Corporate Governance Report

Fair practice

Saipem believes that the creation of value for its Shareholders, especially in the medium to long-term, should be attained through fair practice towards all its stakeholders, comprising, besides the Shareholders; employees, suppliers, clients, commercial and financial partners as well as the communities the Group comes into contact with.
The Board of Directors deems it important to clearly define the values that Saipem recognises and accepts, to identify the responsibilities the Company assumes both internally and externally to ensure that all Group activities are carried out in compliance with the law, in fairness, honesty, integrity, correctness and in good faith, respecting the legitimate interests of Shareholders, employees, suppliers, clients, commercial and financial partners as well as the communities of those countries in which Saipem operates.
These values are stated in the Code of Practice, which all employees are required to adhere to and whose violations are examined by the Board of Directors, upon notification from the annual Report by the Guarantor of the Code of Practice.

Corporate Governance

The Board of Directors of Saipem SpA, at their meeting of November 9, 2000, had resolved to adopt the 'Corporate Governance Code of Listed Companies'

Principles
All personnel working for Saipem, without distinction and/or exceptions, are committed to observing and enforcing the following principles, within their own function and responsibilities.
The belief of acting in Saipem's interests cannot in any way justify the adoption of practices contravening these principles.

Business ethics
Saipem's activities, anywhere in the world, are carried out in fairness, honesty and in compliance with the law.
Specifically, Saipem applies the OECD guidelines for multinational companies.

Stakeholders
Saipem is committed to respecting all the stakeholders with whom it interacts in business, as it believes that they are an important asset to the Company.

Labour protection and equal opportunities
Saipem respects the universally recognised core labour standards contained in the Fundamental Conventions of ILO (International Labour Organisation); it guarantees the freedom to form a union and the right of collective bargaining; it repudiates any form of forced or juvenile labour and/or discrimination. In addition, Saipem is an equal opportunity employer and guarantees its employees equal treatment based on merit.

Development of professional skills
Saipem values and promotes the development of skills and competencies of each employee in addition to team work, so that energy and creativity of the individual can realise its full potential.

Diversity
Saipem's business conduct is inspired by the respect it affords to cultures, religions, traditions, ethnic diversity and the communities in which it operates, and strives to preserve their biological, environmental, social, cultural and economic identities.

Human rights
Worldwide, Saipem is committed to supporting and respecting the principles contained in the UN Universal Declaration of Human Rights.

Cooperation
Saipem is committed to promoting the quality of life and the social and economic development of the communities in which the Group operates.

Health and safety
Saipem ensures ever-increasing health and safety standards for its employees and the communities in all areas of the world where it operates.

Environmental protection
Saipem is committed to protecting the environment and ecosystems involved in its business operations and strives to achieve the sustainability goals set by the international conventions Italy endorses.

(hereafter Code) and had updated its Corporate Governance to include the amendments made to the Code in July 2002.
At their meeting of December 14, 2006, the Board of Directors moved to adopt the recommendations of the Corporate Governance Code of Listed Companies issued by the Corporate Governance Committee of Listed Companies of Borsa Italiana SpA, revision dated March 14, 2006.
In compliance with the guidelines and recent recommendations issued by the Italian Stock Exchange, specifically the 'Annual Corporate Governance Report Guidelines' of February 12, 2003, information on Saipem's Corporate Governance system is provided hereafter.
The preparation of this Corporate Governance report has taken into account the document 'Guide for the preparation of Corporate Governance reports' issued by Assonime and Emittente Titoli SpA in March 2004.

Saipem's structure

Saipem's structure is based on the traditional model where the Board of Directors is solely responsible for the Company's management, the Board of Statutory Auditors carry out supervisory and control duties and the External Auditors are responsible for auditing the accounts.
The Board of Directors has vested the Managing Director and the Chairman with the power to represent the Company, pursuant to Article 21 of the Company's Articles of Association.
In compliance with the most widely internationally adopted Governance principles, the Board of Directors has set up internal corporate bodies, with consultative and advisory functions.
The Company is a subsidiary of Eni SpA and is therefore subject to the direction and coordination of the parent company, pursuant to Article 2497 of the Italian Civil Code.

The Board of Directors: responsibilities, powers, composition, operation, self-review, plurality of offices, independence and integrity, compensation

The Board of Directors is the central body within the Corporate Governance system of Saipem SpA and the Saipem Group. Article 20 of Articles of Association states that the management of the Company is exclusively the responsibility of the Board of Directors.
Article 2365 of the Italian Civil Code grants the Board the power, normally the responsibility of the Extraordinary Shareholders' Meeting, to resolve on motions concerning:

- merger by incorporation of companies whose shares or stakes are owned entirely by the Company, pursuant to Article 2505 of the Italian Civil Code;
- merger by incorporation of companies whose shares or stakes are at least 90% (ninety per cent) owned by the Company, pursuant to Article 2505-*bis* of the Italian Civil Code;
- the proportional de-merger of companies whose shares or stakes are entirely or at least 90% (ninety per cent) owned by the Company, pursuant to Article 2506-*ter* of the Italian Civil Code;
- transfer of the Company's Headquarters within Italy;
- incorporation, transfer and closure of secondary offices;
- share capital decreases in case of Shareholder's withdrawals;
- the issue of corporate bonds and other debentures, barring the issue of bonds convertible into Company's shares;
- the adoption of new regulatory provisions into the Articles of Association.

In addition to the powers granted by Article 2381 of the Italian Civil Code, the Board of Directors is responsible for:

- reviewing and approving long-term industrial and financial strategic plans for the Company and the Group;
- resolving on the most significant economic and/or financial Company operations, and reviewing the most relevant Group industrial and financial operations, specifically, approving all operations relating to the incorporation of holding companies and branches, the purchase, transfer and sale/financial lease of land and buildings worth in excess of €2,500,000, the issue of guarantee bonds to entities other than subsidiaries.
  The Board of Directors is also exclusively responsible for approving contracts for the purchase or sale or goods and services exceeding €1 billion and those whose duration is over 20 years;
- defining, based on indications provided by the relevant Committee, guidelines for the internal control system and ascertaining their adequacy, ensuring that main business risks are identified and properly managed, paying particular attention to situations of potential conflict of interests;

- reviewing and approving the guidelines supporting the Company and Group structure, assessing annually that they suit the administrative and accounting model of the Company and strategic subsidiaries;
- evaluating the general management and performance of the company, in light of the information received from the relevant bodies and periodically checking actual results against forecasts;
- reviewing and approving operations with related parties, in compliance with the criteria set by the relevant procedure approved by the Board of Directors itself;
- receiving information from Directors with executive powers at Board Meetings, at least quarterly, regarding: activities within their responsibility carried out during the year; major operations; atypical and/or unusual operations or operations with related parties;
- approving all motions put forward for approval to the Shareholders' Meetings;
- vesting Board Directors with particular powers;
- appointing General Managers and granting them powers; establishing internal committees that fulfil a propositive and consultative role; appointing the members of the Audit Committee, the Compensation Committee and the Compliance Committee;
- setting a corporate government system and regulations for the Company and the Group; adopting procedures for the management and circulation of Company information in general and sensitive information in particular;
- approving the Company's management incentive schemes and the remuneration of Directors vested with executive powers, at the proposal of the Compensation Committee;
- approving the preliminary Financial Statements, the budget, the Quarterly and Six-Monthly Reports, and preliminary results;
- at the proposal of the Chairman and subject to the approval of the Board of Statutory Auditors, appointing and revoking the appointment of the senior manager in charge of preparing the Company's financial reports, granting him adequate powers and tools;
- at the proposal of the Chairman and subject to the opinion of the Audit Committee, appointing and revoking the appointment of the Internal Audit Manager;
- approving and entering into agency agreements; approving all donations (main subsidiaries and subsidiaries of strategic importance as identified by the Board of Directors are Snamprogetti SpA and Saipem sa).

Pursuant to Article 2391 of the Italian Civil Code, Directors shall inform the other Directors and the Statutory Auditors of interests they may have, on their own behalf and on behalf of third parties, in any specific Company operation.

The Board of Directors, in compliance with the recommendation contained in the new Corporate Governance Code, utilises a qualified external consultant to carry out an annual review of its size, composition and operation of the Board itself and its Committees.
This year's review, carried out with the support of Egon Zehnder International, found that, in 2007, the Board of Directors had improved further both in terms of efficiency and function.

The Board vested the Chairman with all ordinary and extraordinary powers to manage the Company, except for the undelegable powers and those of the Board itself, and granted the Managing Director the powers to manage the Company's commercial and operational activities.
The Chairman and Chief Executive Officer is ultimately responsible for the management of the Company. He chairs the Shareholders' Meeting, convenes and chairs Board of Directors' meetings, ensures the implementation of resolutions carried by the Board itself.

The Board of Directors, comprising nine Directors, was appointed by the Shareholders' Meeting on April 29, 2005 for three years, its mandate expiring at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2007. The appointment of Directors occurs pursuant to Article 19 of Articles of Association, through voting from lists, so as to allow the appointment of minority interest representatives. Lists are filed at the Company's registered headquarters at least fifteen days prior to the Shareholders' meeting (first summons) and are published in compliance with current legislation and Consob regulations. Voting lists enclose a professional résumé for all candidates, their declaration accepting the nomination, stating that there are no grounds for ineligibility and/or incompatibility, and that they meet the integrity and/or independence requirements. Lists can be presented by Shareholders, who, individually or with others, hold voting shares representing at least 1% of the share capital, as per Consob Resolution No. 16319 of January 29, 2008. Seven tenth of Directors are appointed from the list that has obtained the majority of votes (rounded down if necessary). Directors shall meet the honourability requirements prescribed by regulations, possess the professional expertise and experience to carry out their mandate efficiently and effectively and be able to dedicate sufficient time and resources to their office. Pursuant to Article 1.c.2 of the Code, information regarding offices of Directors or Auditors held by members of the Board of listed companies, financial or insurance companies or companies of considerable size is provided below under 'Offices held by Board Directors'.

Pursuant to items 1.c.2 and 1.c.3 of the Corporate Governance Code, to ensure that Directors can devote enough time to their office, the Chairman proposes the adoption of the following guideline on the number of offices Directors may hold:
- an executive Director shall not hold: (i) the office of executive Director in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies with net equity in excess of €1 billion; and (ii) the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three aforementioned companies;
- beside the appointment at this Company, a non-executive Director shall not hold: (i) the office of executive Director in more than one of the aforementioned companies and the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three aforementioned companies; and/or (ii) the office of non-executive Director or Statutory Auditor in more than six of the aforementioned companies.

Offices held at companies of the same Group are excluded from the limit of cumulation.
Should the aforementioned limits be exceeded, Directors shall immediately inform the Board of Directors, who, after assessing the position and, in light of the Company's interests, shall invite the Director to take the relevant decisions.

The Code recommends that public companies set up a Committee for appointment proposals comprising a majority of non-executive Directors, 'specifically when the Board of Directors notices that Shareholders are finding it difficult to put forward appointment proposals'. This Committee has not been implemented since, as previously stated, lists enclose a professional résumé for all candidates.

The Board comprises the Chairman, Pietro Franco Tali, the Managing Director, Hugh James O'Donnell, and the Directors Francesco Gatti, Angelo Caridi, Jacques Yves Léost, Marco Mangiagalli, Pierantonio Nebuloni, Gesualdo Pianciamore and Ian Wybrew-Bond.

Francesco Gatti, Pierantonio Nebuloni and Gesualdo Pianciamore have been nominated from the list put forward by institutional investors coordinated by ARCA SGR SpA.

Pietro Franco Tali, Hugh James O'Donnell, Jacques Yves Léost, Marco Mangiagalli, Ian Wybrew-Bond and Angelo Caridi have been nominated from the list put forward by Eni.

The following are executive Directors: Pietro Franco Tali, Hugh James O'Donnell and Jacques Yves Léost (Chairman of Saipem sa).

Law 58 of February 24, 1998 provides that a minimum of two Directors meet the independence criteria required from Statutory Auditors of listed companies, if the Board comprises more than seven members. Article 19 of Articles of Association provides that a minimum of three Directors meet the aforementioned independence requirements if the Board comprises more than five members, boosting the number of independent Directors on the Board. Should a Director declare that he fails to meet the independence and integrity requirements, or should the Board not reach the minimum number of independent Directors as set in the Articles of Association, the Board of Directors shall declare the appointment of said Director void and provide for their replacement.
The Board of Directors, pursuant to the provisions of the Code and the provisions of Article 148, paragraph 3, of Law 58/1998, ascertains annually that the Directors comply with the independence and integrity requirements. Specifically, declarations by the interested parties confirmed as independent four non-executive Directors (Francesco Gatti, Pierantonio Nebuloni, Gesualdo Pianciamore and Ian Wybrew-Bond). They are considered independent following the evaluation carried out by the Board based on the parameters contained in Article 3 of the Corporate Governance Code and Article 148, paragraph 3, of Law 58/1998.

Directors who do not comply with the independence requirement are executive Directors Pietro Franco Tali, Hugh James O'Donnell, Jacques Yves Léost, and non-

executive Directors Marco Mangiagalli, CFO of Eni SpA and Angelo Caridi, General Manager of Eni's R&M division.
The Board of Statutory Auditors has checked the correct application of criteria and procedures adopted by the Board of Directors to ascertain the independence of its members.

The Company's Articles of Association do not specify how often the Board should meet, although Article 21 states it has to occur at least quarterly as follows: 'The Directors inform the Board of Directors and the Board of Statutory Auditors promptly or at least every quarter on Company activities, major economic and financial transactions involving the Company or its subsidiaries; in particular they report those operations in which they have an interest, on behalf of themselves or third parties, or those operations that are subject to the influence of the controlling party'.
In 2007, the Board of Directors met on eight occasions, their meeting lasting three hours on average; four meetings have been scheduled to take place in the first half of 2008. The general public is informed of the dates of Board Meetings when periodical statements and reports, required by current legislation, are to be approved.
The Board of Directors sets down the formalities pertaining to the calling of Board Meetings; in particular, meetings are convened by the Chairman, who also prepares the agenda for the meeting, through notices sent by mail, fax or e-mail at least five days prior to the date of the meeting; in exceptional circumstances, notice is sent at least 24 hours prior to the time of the meeting. The Articles of Association allow for meetings to be held via video-conference link. Directors and Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at the meeting.
In 2007, an average of 90% of Board Directors and 85% of independent Directors attended Board Meetings.

Directors' remuneration is approved by the Shareholders' Meeting; the remuneration of the Chairman and the Managing Director is set by the Board of Directors at the proposal of the Compensation Committee, having previously conferred with the Statutory Auditors. Pursuant to Consob regulations, the Directors' Report in the Financial Statements, i.e. the Notes to the Financial Statements, contain the following: (i) amounts paid to the Directors, Statutory Auditors, the General Manager and senior managers with strategic responsibilities; (ii) number of stock grants and stock options allocated to the Chairman and the Managing Director, the General Manager and senior managers with strategic responsibilities; (iii) number of shares held by the Directors, Statutory Auditors, the General Manager and senior managers with strategic responsibilities of Saipem and its controlled companies.
The Shareholders' Meeting of April 29, 2005 set at €25,000 the remuneration for each Director for every year of office. Directors are also entitled to €1,000 for attending each meeting of Statutory Boards and Board Committees, in addition to reimbursement of expenses incurred.
The remuneration of the Chairman and the Managing Director, as well as that of the General Manager and senior managers with strategic responsibilities comprises a fixed component, a variable component and a long-term incentive.
The fixed remuneration of the Chairman and the Managing Director is commensurate with the powers vested in them. The fixed remuneration of the General Manager and senior managers with strategic responsibilities is based on their position and strategic responsibilities, in line with comparable positions in the market of large national and international companies, with annual adjustments based on merit (continuity of individual performance) or promotion (progression of position/responsibilities).
The variable remuneration is paid annually in cash and is linked to the achievement of specific economic, operational and/or strategic objectives and individual targets (for the single business units or departments) set the previous year.
The variable part of the Chairman's and the Managing Director's remuneration is linked to the achievement of Company objectives. The variable remuneration paid in 2007 was based on Saipem's targets for the year 2006 (profitability, cash-flow, new contracts, Saipem/Snamprogetti integration and backlog risk management), approved by the Board of Directors at the proposal of the Compensation Committee.
In 2006, the Board of Directors approved, at the proposal of the Compensation Committee, a new long-term incentive system applicable to senior managers of Saipem, in order to increase management's motivation and loyalty and set a close correlation between achieved targets/Company results and incentives.
The new system, to be applied from 2006 to 2008, comprises a deferred monetary incentive focused on business growth and operational efficiency (replacing

the stock grant scheme), and a stock option scheme focused on return on investment for the Shareholder, which had been approved by the Shareholders' Meeting of April 30, 2007. This policy is aimed at balancing the monetary and stock-based components of the remuneration package, as well as integrating over the long-term the Company's financial-operational performance with that of the stock. The deferred monetary incentive granted in 2007 will be paid after a three-year vesting period depending on the achievement of annual EBITDA targets (actual vs budget results) set for the years 2007-2009. Stock options allocated in 2007 will be eligible for exercise after three years based on the Total Shareholders' Return achieved by Saipem's share versus its competitors, calculated on an annual basis over the years 2007-2009. After every three-year vesting period, the results of long-term incentive schemes will be reviewed by the Compensation Committee and approved by the Board of Directors.

Offices held by Board Directors

Based on the information received, we list hereunder additional directorships or auditor posts held by Saipem's Board Directors in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies of relevance (Article 1.c.2 of the Code).

ANGELO CARIDI
Board Director of Eni Trading & Shipping SpA.

FRANCESCO GATTI
Board Director of Grande Jolly SpA.

MARCO MANGIAGALLI
Board Director of Eni Trading & Shipping SpA.

GESUALDO PIANCIAMORE
Board Director of Sirefid SpA, ESG Compagnia di Riassicurazione Dublino, Associazione Azionisti Generali, Società Assicurativa La Estrella SA Madrid, Intesa San Paolo Private Banking SpA.

PIETRO FRANCO TALI
Board Director of Dockwise Ltd.

The Directors' professional résumés are posted on Saipem's website.

Board Committees

In order to carry out its responsibilities more efficiently, the Board has set up two committees: the Audit Committee, comprised exclusively of non-executive independent Board members, and the Compensation Committee, comprising a majority of independent Board members, all of whom are non-executive Directors.
All Audit Committee members are accounts and finance experts.
The Audit Committee comprises Francesco Gatti, Pierantonio Nebuloni and Gesualdo Pianciamore; the Compensation Committee comprises Marco Mangiagalli, Pierantonio Nebuloni and Francesco Gatti.

Audit Committee

The Audit Committee, in compliance with the Board resolution of November 9, 2000, fulfils a preparatory, consultative and propositive role regarding the general management of the Company. In compliance with the amendments made to the Code in July 2002, the Committee approved the 'Audit Committee Regulations' on February 25, 2003. In accordance with the Regulations, the Chairman of the Board of Statutory Auditors, or an Auditor appointed by the Chairman takes part in the Committee's activities; meetings can be attended by Saipem's Chairman. The Internal Audit Manager (being the senior manager in charge of the Internal Control System) assists the Audit Committee and carries out duties assigned as part of his/her role. The Internal Audit department, reporting to the Chairman, is responsible for the following: (i) assessing the conformity of accounting and non-accounting criteria and principles, the efficiency of administrative procedures and control systems; (ii) ensuring the implementation and updating of the risk assessment, mapping and classification systems for auditing purposes.
The Audit Committee's responsibilities are: (i) assisting the Board of Directors in the following areas: (a) setting guidelines for the internal control system;
(b) periodically checking that it is adequate and operates effectively; (c) ensuring that major risks facing the Company are suitably identified and properly managed; (ii) evaluates together with the CFO and the external Auditors, the adequacy of accounting principles adopted and their consistency throughout the consolidated Financial Statements; (iii) assesses together with the external Auditors: (a) accounting principles considered 'critical' for the correct financial and economic representation of Saipem's position;
(b) alternative accounting standards provided for by

the accounting principles and reviewed with the management, the consequences of the application of said alternative standards and related information in addition to the methods considered preferential by the external auditors; (c) contents of every relevant written exchange between the external auditors and the Company's management; (d) issues relating to statutory and consolidated financial statements of major Group Companies; (iv) evaluates the work programme prepared by the Internal Audit Manager and receives from the latter reports, at least quarterly, on work performed; (v) evaluates issues raised through Internal Audit reports, communications from the Board of Auditors or individual Auditors, reports and the management letter issued by the external Auditors, the annual report issued by the Guarantor of the Internal Code of Practice, inquiries and studies by third parties; (vi) assesses offers received from external auditing firms for the award of the auditing contract, the work programmes put forward and works carried out by said auditing firms, also in terms of their independence; (vii) verifies independence of the external Auditors; (viii) evaluates requests advanced by departmental managers to utilise the auditing firm appointed to audit the financial statements for non-audit service and presents proposals to the Board of Directors.
The Audit Committee convened seven times during 2007 and three times in the period from January 1 to March 31, 2008. It examined the audit programmes issued by the Internal Audit Department, approving their audit plan for the year; it examined and evaluated internal audit activities; met with the Chief Financial Officer, the Chairman of the Board of Statutory Auditors, the partners of the External Auditing firm to examine the main issues pertaining to the 2006 and 2007 Financial Statements; it monitored the development of the operating model of the Internal Audit Department; acknowledged Company activities relating to Law Decree 231/2001 particularly those activities relating to compliance, training and the analysis of sensitive processes; studied in-depth the model for the risk analysis and risk management of the Saipem Group; acknowledged the Company's organisational structure and the powers of attorney and proxy systems at the basis of the Saipem Group decision making mechanism; monitored Company activities related to the implementation of accounting processes necessary to implement the new International Financial Reporting Standards (IFRS). The Audit Committee reports to the Board of Directors every six months, providing a detailed account of work carried out and the adequacy of the internal control system.
The Board of Directors has appointed the Internal Audit Manager as the senior manager in charge of the internal control system, with the responsibilities provided by the new Corporate Governance Code.

Compensation Committee
The Compensation Committee fulfils a propositive role for the Board of Directors vis-à-vis the Executive Directors remuneration as well as: (i) stock based incentive schemes; (ii) criteria for setting the Group's top management remuneration; (iii) setting targets and assessing achievements of performance and incentive schemes.
In 2007, the Compensation Committee convened on five occasions (average member attendance stood at 83%) and carried out the following:
- it reviewed the 2007 Group performance and incentive schemes as well as results of the 2006 schemes, in view of the allocation of annual and deferred monetary incentives to Group senior managers;
- it proposed the fixed and variable remuneration of the Chairman and the Managing Director, based on 2006 results;
- it proposed the 2007 management incentive scheme allocations (stock options, annual and deferred monetary incentives).

Saipem's CFO and HR Director were invited to attend Compensation Committee meetings.
All meetings were minuted.
The Compensation Committee had full access to information and Company functions necessary to carry out its responsibilities.

Board of Statutory Auditors

The Board of Statutory Auditors, pursuant to Article 149 of Law Decree 58/1998, monitors: compliance to the Law and the Articles of Association; that management principles are correctly adhered to; the adequacy of the Company organisational structure, the internal control system and the administrative/accounting system, and the reliability of the latter to clearly reflect the Company position; the implementation of corporate governance regulations contained in the Codes of Practice issued by Stock Exchange management companies and/or professional associations, which the Company has publicly declared to adhere to; the adequacy of directions given by the Company to its subsidiaries.

The Board comprises three Statutory Auditors and two alternate Auditors, appointed by the Shareholders on April 29, 2005. The term of office for Statutory Auditors is three years and will expire at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2007.
Pursuant to Article 27 of Articles of Association, Statutory Auditors are appointed from voting lists; one Statutory Auditor and one alternate Auditor are chosen from the list put forward by the minority Shareholders. Lists are filed, presented and published in compliance with legal requirements and Consob Regulations.
Pursuant to Consob Resolution No. 16319 of January 29, 2008, lists may be presented by Shareholders who, individually or with others, hold shares amounting at least to 1% of the share capital.
Pursuant to Article 27, as amended by the Shareholders' meeting on April 30, 2007 to comply with Law 262 of December 28, 2005, the Shareholders' meeting appoints the Chairman of the Board of Statutory Auditors from the minority list; this provision will be effective from the next appointment of the Board of Statutory Auditors. Lists enclose declarations by each candidate stating that they meet the integrity and independence requirements provided by law alongside their professional résumé.
The Board of Auditors comprises the Chairman Paolo Andrea Colombo, the Statutory Auditors Fabrizio Gardi and Fabio Venegoni and the alternate auditors Giulio Gamba and Luca Giovanni Caretta.
Article 27 of Articles of Association states that Statutory Auditors must be in possession of the requisites as per current legislation, in particular Decree 162/2000; in compliance with the Decree, the Articles of Association provide that the following fields are pertinent to the Company's activities: commercial law, business administration and management, the engineering and geology sectors. All Saipem's Statutory Auditors are members of the Register of Certified Auditors.
In compliance with the provision of the Corporate Governance Code aimed at ensuring that Statutory Auditors meet the independence requirements following their appointment (a similar provision applies also to Board Directors), the Board of Statutory Auditors assesses annually that all its members meet the independence requirements.
Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at Board meetings.
The Board of Statutory Auditors ensured the independence of the external Audit Company, ascertaining that it met all legal requirements and evaluating the nature and size of services other than accounting audits it provided to the Company and its subsidiaries directly, or through associated companies.
The Board of Statutory Auditors liaised closely with the internal audit department and the Audit Committee, attending Committee meetings and inviting the Internal Audit Manager to its own meetings.
Meetings of the Board of Statutory Auditors may be held via video-conference link.
The Shareholders' Meeting of April 29, 2005 set at €37,500 the annual remuneration of the Chairman of Statutory Auditors and at €25,000 that of the Auditors. They are also entitled to €1,000 for attending each meeting of Statutory bodies, in addition to reimbursement of expenses incurred.
Pursuant to Article 27 of Articles of Association, Statutory Auditors may hold positions as members of administrative and control bodies in other companies; however, these are limited by Consob regulations.
Until the new regulations come into force, candidates already holding the office of Statutory Auditors at five listed companies not controlled by Eni SpA may not be appointed as auditors, and if elected, shall forfeit their office.
Paolo Andrea Colombo, Fabrizio Gardi and Giulio Gamba have been nominated by Eni SpA; Fabio Venegoni and Luca Giovanni Caretta have been nominated by institutional investors coordinated by Arca SGR SpA.
The Statutory Auditors' professional résumés are posted on Saipem's website.
The total number of offices held by each member of the Board of Statutory Auditors at companies listed under Book V, Title V, chapters V, VI and VII of the Italian Civil Code, is as follows:

- Paolo Andrea Colombo (Chairman) No. 28
- Fabrizio Gardi (Statutory Auditor) No. 31
- Fabio Venegoni (Statutory Auditor) No. 35
- Luca Giovanni Caretta (Alternate Auditor) No. 40
- Giulio Gamba (Alternate Auditor) No. 17

External Auditing Company

In compliance with the law, audits of accounts are entrusted to an external auditing company registered in Consob's Roll of Auditors, appointed by the Shareholders' meeting. The current auditing company is PricewaterhouseCoopers SpA, appointed by the Shareholders' meeting of April 30, 2007, whose six-year mandate expires with the approval of the 2012 Financial Statements.

The financial statements of subsidiary companies are subject to audit; these are mostly carried out by PricewaterhouseCoopers.
With regard to the opinion on the consolidated financial statements, PricewaterhouseCoopers is responsible for the audits carried out at subsidiary companies by other external auditors, which are immaterial in terms of consolidated assets and turnover.

Senior Manager in charge of preparing the Company's financial reports

Mr Alessandro Bernini, Director of the Saipem's Administration, Finance and Control department for over ten years, is the senior manager in charge of preparing the Company's financial reports, pursuant to Article 154-*bis* of Law 58/1998.
He was appointed by the Board of Directors on October 29, 2007, having first ascertained that he met the professional criteria required by the Articles of Association.

Senior Manager in charge of the internal control system

The Board of Directors appointed as senior manager in charge of the internal control system, Mr Alessandro Riva, Internal Audit Manager.
The senior manager in charge of the internal control system:
- is responsible for ensuring that the internal control system is adequate, fully operational and functional at all times;
- is not responsible for any operative area and does not report to any departmental manager, including the administration and finance department;
- has direct access to all information he requires to carry out its duties;
- is entrusted with all necessary tools to carry out its duties;
- reports to the Audit Committee and the Board of Statutory Auditors.

Internal Control System

The Board of Directors, with the assistance of the senior manager in charge of the internal control system and the Internal Audit department, ensures that the internal control system is consistent with the Company's business requirements. Specifically, the Board of Directors, with the support of the Audit Committee:
(i) sets guidelines for the internal control system;
(ii) evaluates, at least annually, the adequacy, efficiency and function of the internal control system;
(iii) illustrates, in the annual corporate governance report, the pivotal elements of the internal control system, and expresses an opinion on its overall performance.
The Internal control system on Company information was set up in compliance with:
- the US Sarbanes-Oxley Act of 2002 (SOA), which Saipem must adhere to as subsidiary of a New York Stock Exchange listed company (NYSE);
- Law 58/1998, Article 154-*bis* applicable because Saipem is listed on the Italian Stock Exchange.

Two key principles were followed in the review of the internal control system:
- disseminate controls to all levels of the organisation, in line with the respective operational responsibilities; this approach reflects the policy stated in the Code of Practice: 'the responsibility for building an efficient internal control system rests on all levels of the organisation; therefore all Eni employees, in their respective functions, are responsible for the definition and proper functioning of internal controls';
- sustainability of controls over time, so that they become integrated and are compatible with operational requirements; all controls were reviewed in detail to identify those that are critical in mitigating risks.

To safeguard the accuracy and reliability of Company information, a number of control and procedures was set up, subdivided into two components:
- disclosure controls and procedures aimed at fulfiling all disclosures required for the consolidated and statutory financial statements, the half-year and interim reports as well as Form 20-F (Disclosure controls and procedures-DC&P);
- the internal control system which regulates the preparation of the financial statements and interim reports (Internal Control Over Financial Reporting - ICFR).

Disclosure controls and procedures aim at ensuring that Company information divulged to the market is correctly gathered, processed, collated and disclosed, in compliance with current legislation. Controls and procedures include those that are specifically designed to insure that information is gained and communicated to the management of the Issuer, specifically the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), so that they can take conscious and prompt decisions on information to be disclosed to the market

and on its correctness/completeness in representing Company risks, management expectations and business developments. The Management is responsible for both procedures and internal controls with regard to duties of information in respect of the assessment of organisational efficiency and their effective operations. The internal control system, which is at the basis of the collation of the financial and interim statements, aims at ensuring that all financial data are correct and safeguarding the collation process of the financial statements and interim statements in order to produce information that is in compliance with generally accepted accounting principles. Its scope is therefore limited when compared to the DC&P, although its reach within the organisation is greater, requiring controls within each operational and administrative department, which issues relevant financial information. Pursuant to SOA provisions, only the internal control system that is responsible for the collation of the financial statements is audited by the management as well as the Accounting Auditors.
The structure of the internal control system is set by the model adopted in the COSO Report and comprises five components (control environment, risk assessment, control activities, IT systems and information flows, monitoring activities), which, in light of their own characteristics, operate at company and process level.
Specifically, controls at entity level comprise the following:

- Company Level Controls are control tools that are applied throughout the Group or a specific sector and allow the controlling entity (Saipem) to direct, define and monitor, albeit only at high level, the layout and operations of the internal control system of subsidiaries.
  Company level controls include the Code of Practice, Corporate Governance, Group guidelines, etc.;
- Entity Level Controls are control tools operating across individual companies.

Process Level Controls comprise:

- specific controls: all activities, either manual or automated, aimed at preventing, identifying and correcting errors and misrepresentations occurring during business operations; in order to improve the system's efficiency and its sustainability over time, specific controls have been subdivided into standard and key controls, the latter being critical in preventing false representations in the financial statements, on which monitoring activities are based;
- pervasive controls: structural elements of the internal control system aimed at setting the general environment that can promote the proper execution and control of operational activities.
  Main categories of pervasive controls are:
  - segregation of duties, aimed at preventing that a large number of tasks and responsibilities is centred on the same person so as to enable them to commit and conceal fraud or errors; where activities are aided by IT systems, proper segregation is ensured through the allocation of correct profiles and users;
  - general computer controls, comprise all checks to ensure the correct operations of IT systems (for instance access controls).

All the aforementioned controls are aimed at mitigating risks of unintentional errors, and/or of fraud that may have repercussions on the Company finances. With regard to the risk of fraud, the internal control system provides a dedicated section 'Anti-fraud Programmes and Controls' for which a specific fraud risk assessment was carried out as well as an assessment of mitigating controls both at entity and process level.
Controls are constantly monitored to ensure that their design is correct, that they are effective and to update them consistently with changes in the organisation, operational process and IT systems.
The model adopted for monitoring purposes comprises:

- ongoing monitoring activities, carried out by the manager in charge of the relevant processes/activities on a continuous basis, to ensure prompt identification of shortcomings and subsequent implementation of corrective measures;
- separate evaluations carried out by the Internal Audit Department in accordance to their own schedule, remit and targets, aimed at strengthening the assessment process carried out by the management.

Reports on all these activities on the internal control system are issued quarterly/annually; these involve all levels of the Group organisation: from department managers, who bear the main responsibility of maintaining an efficient control system, to CEOs and CFOs (Financial Managers) of individual subsidiaries; from the latter to the Divisions/main operational companies, to Saipem's CEO and CFO, who are ultimately responsible for the system's effectiveness – the CFO in his capacity as senior manager in charge of the Company's financial reporting, in compliance to Article154-*bis* of Law 58/1998.
Similar reports are issued by the same persons, pursuant to Italian legislation, in the statutory and

consolidated financial statements, the half-year report, interim reports and all other financial documents; the CFO has to declare that all information provided reflects documents, accounting books and entries.
The CEO and CFO report their assessment on the internal control system to the Board of Directors and the Board of Statutory Auditors, so that they can carry out their audit activities as per Italian and US legislation.
In order to standardise procedures within the Group, the aforementioned principles have been collated into one document 'Saipem's Internal Control System on Corporate Reporting - Regulations and Methods', which describes the current Group Model and details responsibilities allocated to the Management and the various levels of the organisation.
A series of Operative Guides have been issued in support of the Group Model (Guide for the identification of Key Controls, Criteria for the definition of test samples, Guide for the management of spreadsheets, etc.) and training courses organised.

Saipem's Shareholders/Information required

by Article 123-*bis* of Law 58/1998

- At December 31, 2007, the share capital of Saipem SpA amounted to €441,410,900; it is fully paid up and comprises No. 441,251,800 ordinary shares, equal to 99.96% of the share capital, of the nominal value of €1 each, and No. 159,100 savings shares, equal to 0.04% of the share capital, of the nominal value of €1 each, both of which are listed on the Milan Stock Exchange. Shares cannot be divided and each share carries the entitlement to one vote. Saipem's Shareholders enjoy, and are limited by, all relevant rights afforded by law. Savings shares are convertible at par with ordinary shares; they enjoy a higher dividend than ordinary shares equal to 3% of the share nominal value. The Savings Shareholders' meeting appointed Mr Roberto Ramorini as their collective representative on October 31, 2006.
- No other financial instruments have been issued by the Company that allocate the right to subscribe newly-issued shares.
- No restrictions exist on the transfer of shares.
- No restrictions exist on voting rights.
- All Shareholders enjoy the same rights.
- No known agreements exist amongst Shareholders, as per Article 122 of Law 58/1998.
- Employees who hold Saipem's shares enjoy the same voting rights as ordinary Shareholders.
- Based on information available and notifications received pursuant to Article 120 of Law 58/1998, Shareholders owning a stake in Saipem SpA in excess of 2% are:

Shareholders	Number of shares	% of capital
Eni SpA	189,423,307	42.91
Capital Research and Management Co	23,172,485	5.25
GE Asset Management Inc	13,938,753	3.16

Based on information received from the banks who carried out dividend payments in 2006, the Shareholders' breakdown by geographical area and size of holding is as follows:

Shareholders breakdown by geographical area based on 2006 dividend payments

Shareholders	Number of Shareholders	Number of shares	% of capital
Italy	24,989	280,664,000 (*)	63.58
Other EU member States	716	55,839,897	12.65
Americas	478	65,006,103	14.73
UK and Ireland	244	30,073,044	6.81
Other European States	105	3,611,428	0.82
Rest of the World	136	6,216,428	1.41
Total	**26,668**	**441,410,900**	**100.00**

(*) Includes treasury shares with no dividend entitlement.

Shareholders breakdown by size of holding (*)

Shareholders	Number of Shareholders	Number of shares	% of capital
> 10%	1	189,423,307	42.91
> 2%	1	14,835,000	3.36
1% - 2%	9	58,975,139	13.36
0.5% - 1%	8	21,801,508	4.94
0.3% - 0.5%	15	24,959,393	5.65
0.1% - 0.3%	62	46,103,442	10.45
≤ 0.1%	26,572	85,313,111	19.33
Total	**26,668**	**441,410,900**	**100.00**

(*) Source: Shareholder Register at the time of payment of 2007 dividend.

- The Board of Directors does not have the power to increase the share capital, pursuant to Article 2343 of the Italian Civil Code.
  The Shareholders' meeting of April 30, 2007 approved the buy-back of a maximum of 2,500,000 treasury shares, pursuant to Article 2357 of the Italian Civil Code, for allocation to the 2007 Stock Option Scheme.
  Shares must be bought back within an 18-month period, at a price not higher than 5% of the reference price on the day preceding each purchase, and for a maximum amount not exceeding €60 million.
  The number of treasury shares held by the Company at the end of 2007 was 5,033,496.
- There are no agreements indemnifying Directors in case of dismissal/revocation of their appointment without just cause, resignation or termination following a public purchase offer.
- Procedures regulating the appointment of Board Directors are illustrated under the item 'Board of Directors'.
- Saipem SpA and its subsidiaries are subject to agreements that may become effective should there be a change of control in terms of the current main Shareholder Eni SpA (change of control clauses). Specifically, these clauses relate to:
  - **financing** currently held with third-party credit institutions or with Eni, which, at December 31, 2007, amounted to a total of €1,898 million.
    Should there be a change of control, Saipem may be requested to repay the loaned capital and related interests in advance of the contractual terms and conditions.
    Replacing the aforementioned financing on the market and taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €3.7 million;
  - **bank guarantees** amounting to a total of €2,748 million.
    Should there be a change of control, Saipem may be requested to release all Eni lines currently utilised against bank guarantees.
    Replacing existing lines on the market, taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €5.7 million.

Shareholders' meetings

The Shareholders' meeting represents the institutional meeting point of the Company's management and its Shareholders. At these meetings, Shareholders may ask questions pertaining to items on the agenda or the Company's management at large. The information provided shall comply with the provisions applicable to inside information.
Ordinary Shareholders' meetings are regulated by Article 2364 of the Italian Civil Code, extraordinary Shareholders' meetings by Article 2365.
Notices of Shareholders' meeting are published in various national Italian newspapers, in order to promote Shareholder attendance. The Shareholders' meeting of January 30, 2001 approved the Shareholders' meetings regulations (posted on Saipem's website) to ensure smooth and effective meetings proceedings and, specifically, to safeguard every Shareholders' right to intervene on items under discussion.
The Extraordinary Shareholders' Meeting of April 30, 2007 approved the amendments to the Company's Articles of Association in compliance with the provisions of Law 262/2005.
The right of all Shareholders to attend the General Shareholders' meeting is regulated by the provisions of Article 2370 of the Italian Civil Code.

Shareholders wishing to attend are required to contact an authorised broker and obtain the appropriate certification, pursuant to Article 2370, paragraph 2 of the Italian Civil Code, at least two working days prior to the Meeting's first summons.

Operations with related parties

Saipem, with regard to Article 11 of the Corporate Governance Code, drafted a procedure named 'Code of Practice Regulating Operations with Related Parties', which was approved by the Board of Directors on July 7, 2003. This procedure identifies related parties and details all operations carried out amongst them; it lists criteria of application, operations that require prior consent by the Board of Directors and those that are to be notified to the Board of Statutory Auditors as well as the Board of Directors.
Board Directors, General Managers and senior manager with strategic responsibilities must declare, every six months, operations they may have carried out with Saipem SpA and/or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24. The amounts of commercial, financial or other operations with related parties are provided in the notes to the consolidated and statutory financial statements of Saipem SpA, along with a description of the most relevant types of operations, their incidence, and those operations that had an impact on the Company's assets and financial results.
This procedure is posted on the Company's website (www.saipem.eni.it).

Investor relations and data protection

Saipem has adopted a policy of information supporting a constant dialogue with institutional investors, the Shareholders and the market in order to guarantee the timely disclosure of comprehensive information on Company activities, and is limited only by the confidentiality requirements afforded to certain information. Information to investors, the market and the media takes place through press releases, periodic meetings with institutional investors, the financial community and the press, in addition to the comprehensive information made available and constantly updated on the Company website.
Relations with investors and financial analysts are maintained by the Investor Relations Manager.
Information of interest is posted on Saipem's website or can be requested via email from: investor.relations@saipem.eni.it.
Relations with Shareholders are maintained by the Head of the Secretary's Office. Information of interest to Shareholders is posted on Saipem's website or can be requested via email from: segreteria.societaria@saipem.eni.it.
Information pertaining to periodic financial reports, relevant operations and newly-issued corporate governance procedures, is disclosed immediately to the public also via publication on the website, where all press releases and Shareholders' notices are also posted.
Saipem's commitment to providing investors and markets with financial information that is true, comprehensive, transparent, timely and non-selective is stated in the Code of Practice, which identifies the values it applies in its business operations and the relations with third parties: namely, disclosure of complete and clear information, the formal and essential legitimacy of practices by its employees at all levels, clarity and veracity of its accounting practices in compliance with current legislation and internal procedures.
On March 23, 2006, the Board of Directors updated the 'Procedure regulating Market notification of documents and information pertaining to activities of the Company and its controlled companies' (posted on Saipem's website), which was approved on December 12, 2002. This procedure – which implements the provisions contained in the 'Guide on Information to the Market' issued by 'Forum Ref' in June 2002 and the provisions of the European Directive on Market Abuse – defines the requirements to be applied to the disclosure of sensitive information to the market (materiality, clarity, homogeneity, symmetry, consistency and timeliness) and regulates the flow of information from controlled companies aimed at obtaining comprehensive and timely information for the Board of Directors and the market on events that may become sensitive information. This procedure also identifies measures to be taken in case of violation of its provisions, also in light of the penal and administrative sanctions introduced by Law 262/2005.
The Code of Practice also defines the duty of confidentiality that Group employees are required to adhere to, in compliance with data protection legislation.

Law Decree 231/2001

On March 22, 2004, the Board of Directors approved the Organisational, managerial and control model, pursuant to Law 231/2001 and established a Compliance Committee. The Model comprises a comprehensive set of procedures and control processes aimed at preventing the offenses detailed in the aforementioned Law Decree, and subsequent amendments. The Chairman is responsible for devising and implementing initial activities, updating and upgrading the Model.

The Compliance Committee is responsible for implementing their plan of actions and informs the Chairman on activities carried out. The Compliance Committee's independence is safeguarded by its position within the Company's organisation and reporting lines, pursuant to Article 6, paragraph 1, lett. b), of Law 231/2001.

In 2007 the Compliance Committee convened on eight occasions and has: promoted and monitored all initiatives aimed at Saipem SpA employees to ensure the adequate knowledge of the Model; it identified the Compliance Programme for the year and ensured that it was implemented alongside the scheduled and ad-hoc control activities; promoted and contributed to updating and upgrading the Model as necessary; coordinated and maintained communication channels to and from the Compliance Committee.

List of persons having access to inside information/Internal dealing

On March 23, 2006, the Board of Directors approved the procedure for the 'Upkeep and update of the List of persons having access to inside information', in compliance with the provisions of Article 115-*bis* of Law 58/1998, which states that 'Listed issuers and persons in a control relationship with them and persons acting on their behalf or for their account shall draw up, and keep regularly updated, a list of the persons who, in the exercise of their employment, profession or duties, have access to information referred to in Article 114, paragraph 1 (editor's note: inside information)'. This procedure, which contains the provisions of Chapter 1 (Lists of insiders) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998, identifies: (i) methods and terms applicable to listing and/or cancellation of personal data relating to persons, who in the exercise of their employment, profession or duties, have regular or occasional access to inside information; (ii) notification to the interested party of their listing and/or cancellation from the List and reasons thereof. This procedure is effective from April 1, 2006.

The Board of Directors also approved the 'Procedure regulating the identification of relevant parties and operations carried out by them, directly or through third parties, involving shares of Saipem SpA or other associated financial instruments (Internal Dealing Procedure)', which replaces the Internal Dealing Code approved by the Board on December 12, 2002.
This procedure complies with the provisions of Article 114 (Information to be provided to the public), paragraph 7 of Law 58/1998, according to which 'persons performing administrative, supervisory and management functions in a listed issuer and managers who have regular access to inside information referred to in paragraph 1 and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform Consob and the public of transactions involving the issuer's shares or other financial instruments linked to them that they have carried out directly or through nominees. Such disclosures must also be made by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above and in the other cases identified by Consob in a regulation implementing Commission Directive 2004/72/EC of April 29, 2004'. This procedure, which contains the provisions of Chapter II (Transactions concluded by relevant persons and persons closely associated with such persons) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998: (i) identifies relevant persons; (ii) identifies operations involving shares issued by Saipem or other associated financial instruments; (iii) sets methods and conditions of disclosure involving transactions and their notification to the public; (iv) states sanctions to be applied in case of non-compliance of the provisions stated in the procedure.

In addition to legal requirements, this procedure also lists blocking periods, i.e. periods during which relevant parties may not carry out operations.
This procedure is posted on Saipem's website.

The following tables are taken from the document 'Guidelines for the compilation of the Corporate Governance Report' issued by Assonime and Emittenti Titoli SpA in March 2004.

Structure of the Board of Directors and its Committees

	Board of Directors					Audit Committee		Compensation Committee	
Members	executives	non executives	independent	% attendance	no. of other offices	member	% attendance	member	% attendance
Chairman									
Pietro Franco Tali	X			100	-				
Managing Director									
Hugh James O'Donnell	X			100	-				
Directors									
Angelo Caridi		X		90					
Francesco Gatti [1]		X	X	75		X	100	X	90
Jacques Léost	X			100					
Marco Mangiagalli		X		90				X	60
Pierantonio Nebuloni [1]		X	X	75		X	60	X	100
Gesualdo Pianciamore [1]		X	X	100		X	100		
Ian Wybrew-Bond		X	X	90					
Number of meetings held in 2007			8			7		5	

(1) Appointed from the list of minority shareholders.

Board of Statutory Auditors

Members	% attendance to meetings of the Board of Statutory Auditors	% attendance to meetings of the Board of Directors	No. of other offices [1]
Chairman			
Paolo Andrea Colombo	100	90	5
Statutory Auditors			
Fabrizio Gardi	80	75	2
Fabio Venegoni [2]	100	100	2
Alternate Auditors			
Luca Giovanni Caretta [2]	-	-	
Giulio Gamba	-	-	1
Number of meetings held in 2007	10	8	

(1) Number of Directorships or Auditor's posts at other listed companies.
(2) Appointed from the list of minority shareholders.

Other provisions of the Corporate Governance Code

	Yes	No
Powers and operations with related parties		
The Board of Directors has allocated the following powers:		
a) thresholds	X	
b) exercise of powers	X	
c) disclosure of information	X	
Has the Board of Directors the power to review and approve the most significant economic and financial operations (including operations with related parties)?	X	
Has the Board of Directors defined guidelines and criteria that identify operations as 'significant'?	X	
Have the aforementioned guidelines and criteria been detailed in the report?	X	
Has the Board of Directors set appropriate procedures for the review and approval of operations with related parties?	X	
Have the aforementioned procedures for the approval of operations with related parties been detailed in the report?	X	
Procedures pertaining to the most recent appointment of Directors and Statutory Auditors		
Have candidacies to the offices of Directors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Directors contain sufficient information?	X	
Did the candidacies to the offices of Directors enclose a statement indicating the requirement of independence?	X	
Have candidacies to the offices of Statutory Auditors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Statutory Auditors contain sufficient information?	X	
Shareholders Meetings		
Has the company approved Shareholders' Meeting's Regulations?	X	
Are these Regulations enclosed in the Report (or information as to where they can be obtained/downloaded)?	X	
Internal Audit		
Has the Company appointed the senior manager in charge of the internal control system?	X	
Do these senior managers not report to managers of operational areas?	X	
Internal Audit Department (pursuant to Article 9.3 of the Code)	Internal Audit	
Investor relations		
Has the Company appointed an investor relations manager?	X	
Investor Relations Department: contact details (address/fax/email) of the Manager	Investor Relations (*)	

(*) Saipem SpA - Via Martiri di Cefalonia, 67 - San Donato Milanese (Milan) 20097 Italy - Tel. +39 02 520 34653 - Fax +39 02 520 54295.

Risk factors

Main risks identified and managed by Saipem are the following:

(i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the other currencies used by the company, as well as the volatility of commodity prices;

(ii) the credit risk deriving from the possible default of a counterparty;

(iii) the liquidity risk deriving from the lack of financial resources to face short-term commitments;

(iv) the operational risk deriving from the occurrence of accidents, malfunctioning, failures with injury to persons and damage to the environment affecting operating and financial results;

(v) country risk of operations.

In 2007, Saipem adopted the new Eni policies and guidelines regarding standards to identify, assess, control and manage market risks.

Market risk

Market risk is the possibility that changes in currency exchange rates or interest rates will adversely affect the value of the group's financial assets, liabilities or expected future cash flows. Saipem's market risk management activities are performed in accordance with standards prescribed by policies and guidelines mentioned above, providing for a centralised model of conducting finance, treasury and risk management operations based on Operative Finance entities.

Exchange rate risk

Exchange rate risk derives from the fact that the Group's operations are conducted in currencies other than the euro and revenues (costs) from a significant portion of operational contracts are denominated in or linked to non-euro currencies. In particular revenues and costs denominated in foreign currencies maybe significantly affected by fluctuations in the exchange rates typically due to conversion differences on specific transaction arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated commercial and financial payables and receivables (transaction risk). Exchange rate fluctuations affect group's reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transaction exposures arising from foreign currency movements. Saipem does not undertake any hedging activity for risks deriving from translation of foreign currency denominated profits or investments except for single transactions to be evaluated on a case-by-case basis.

In compliance with International Financial Reporting Standards (IFRS), Saipem's strategy to reduce the market risk exposure arising from exchange rate fluctuations by hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning and management for this activity at Saipem Group level is the responsibility of the Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the international financial reporting standards.

An in-depth analysis of non-euro currencies which best represent Saipem's exposure to the exchange rate risk was compiled to determine how currency fluctuations may affect the Consolidated Financial Statements. Results are provided under 'Evaluation Criteria' in this Report.

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning and management for this activity at Saipem Group level is the responsibility of the Treasury Department.

An in-depth analysis of Saipem's exposure to the interest rate risk was compiled to determine how positive and negative variations in interest rates may affect the Consolidated Financial Statements. Results are provided under 'Evaluation Criteria' in this Report.

Credit risk

Credit risk is the potential exposure of the Saipem Group to losses that would be recognised if counterparties failed to perform or failed to pay amounts due. Credit risk related to the ordinary course of trade activities is managed by the business units and the administration department on the basis of standardised procedures and periodic reporting. As for financial investments and the utilisation of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA. At present, Saipem has no significant exposure to credit risk or non-performance/non-payments by counterparties.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and settle obligations causing material financial losses in the case the Group is required to incur additional expenses to meet its obligations or under the worst of conditions a default. Saipem manages liquidity risk by targeting an optimal ratio between equity and total debt consistent with management plans and business objectives including prescribed limits in terms of maximum indebtedness rate and of minimum debt ratio between medium/long-term debt and total debt as well as between fixed rate debt and total medium/long-term debt. This enables Saipem to maintain an appropriate level of liquidity and financial capacity as to minimise borrowing expenses and to achieve an optimal profile of composition and duration of indebtedness. At present, through the management of flexible credit lines suitable with business requirements, Saipem believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements. Effective management of the liquidity risk has the objective of ensuring both availability of adequate funding to meet short-term requirements and due obligations, and a sufficient level of flexibility in order to fund Saipem's development plans, maintaining an adequate finance structure in terms of debt composition and maturity.

Operational risk

Saipem's business activities conducted in and outside of Italy are subject to a broad range of legislation and regulations, including specific rules concerning activities currently in force in countries in which it

operates. In particular, these laws and regulations require the acquisition of a license before operations may commence and the compliance with the health, safety and environment rules.
These environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In particular Saipem is required to follow strict operating practices and standards to protect biodiversity when conducts exploration, drilling and production activities in certain ecologically sensitive locations (protected areas). Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the expenses and liabilities that Saipem may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the group's results of operations or financial position. For this purpose, Saipem adopted guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Saipem's employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Saipem's guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity and is performed through the adoption of procedures and effective pollution management systems tailored on the peculiarities of each business and industrial site and on steady enhancement of plants and process. Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management.
Operating emergencies that may have an adverse impact on the assets, people and the environment are managed by the operating (business) units for each site. These units manage the HSE risk through a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that minimise damage in the event of an incident. The integrated management system on health, safety and environmental matters is supported by the adoption of a Saipem/Eni's Model of HSE operations in all the Division and companies of the Saipem Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle, also subject to audits by internal and independent experts. Saipem's facilities certified to international environmental standards, such as ISO 14001, OHSAS 18001 and even EMAS. Saipem provides a program of specific training and development for HSE staff in order to:
- promote the execution of behaviours consistent with guidelines;
- drive people's learning growth process by developing professionalism, management and corporate culture;
- support management knowledge and control of HSE risks.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors the political, social and economic risk of countries in which it operates or intends to invest. Country risks are mitigated by means of appropriate guidelines for risk management that Saipem defined in its procedure for 'Project Risk Assessment and Management'.

Risk and opportunity and knowledge management

In 2006, the Risk and opportunity and knowledge management department was formally created to:
- promote the use of risk and opportunity knowledge management in tenders and projects driven by the various Business Units;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem focused on projects, improvement and contingency management;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities in addition to all activities related to the implementation of mitigation and improvement measures, for risk management and optimisation of opportunities;
- define, develop and update tools and methods so as to collate and organise information on lessons learned and make them available to projects;
- ensure adequate training and the necessary support to risk engineers;
- ensure the constant update of guidelines, procedures and Corporate standards, promoting their adherence within Saipem and subsidiary companies.

Additional information

DISPOSAL OF NON-CORE ASSETS

The programme for the disposal of non-core assets in 2007 saw the sale of Camom, of the 50% holding in Haldor Topsøe AS, and the 15% holding in Tecnomare, generating proceeds totalling €401 million and a pre-tax capital gain of €301 million. These proceeds are intended to contribute to the Company's development plan and accordingly will have no impact on the dividend policy.

BUY-BACK OF TREASURY SHARES

The Shareholders' Meeting of April 30, 2007 authorised the Board of Directors to buy back up to 2,500,000 treasury shares on the open market, for a total amount not exceeding €60 million, to implement the 2007 Stock Option Scheme.
From January 1 to December 31, 2007, the number of treasury shares purchased amounted to 848,700.
On March 13, 2008, the company held No. 5,589,307 treasury shares.

Period	Shares	Average cost (€)	Total cost (€ thousand)	Share capital (%)
Treasury shares bought back				
Year 2003 (from May 2)	2,125,000	6.058	12,873	0.48
Year 2004	1,395,000	7.044	9.,826	0.32
Year 2005	3,284,589	10.700	35,146	0.74
Year 2006	1,919,355	18.950	36,371	0.43
Year 2007	848,700	25.950	22,024	0.19
Treasury shares bought back as of December 31, 2007	**9,572,644**	**12.143**	**116,241**	**2.16**
Plus:				
- shares bought back in 2008 (January-March)	695,300	24.539	170,062	0.06
Minus:				
- treasury shares allocated as stock grants	1,364,200			
- treasury shares allocated as stock options	3,314,437			
Treasury shares held as of March 13, 2008	**5,589,307**	**17.484**	**97,723**	**1.27**

On March 13, 2008, the share capital amounted to €441,410,900. On the same day, the number of shares in circulation was 435,821,593.

INCENTIVE SCHEMES

From 2006, stock grants were replaced by a deferred monetary incentive. The latter, allocated in 2007, may be paid out after a three-year vesting period depending on the achievement of EBITDA annual targets (actual results versus targets) set for the years 2007-2010.

Stock options

In accordance with AGM resolution of April 30, 2007 and at the proposal of the Compensation Committee, the Board of Directors approved the implementation of the 2007 Stock Option Plan. This, in line with previous Saipem incentive plans, is an incentive tool aimed at improving the loyalty of executive managers directly responsible for Group results and/or holding strategic positions. Specifically, the plan provides for the allocation of a total of 1,332,500 stock options, equal to 0.3% of Saipem's share capital; these will be assigned to 91 Group executive managers, including the Chairman, the Managing Director and the General Manager of Saipem SpA, who have received 127,500, 61,000 and 30,000 options respectively; the Chairman of Saipem sa, with 61,000 options, and the Managing Director of Snamprogetti SpA with 48,500 options. The stock purchase price, as determined by the criteria set by the Shareholders' Meeting of April 30, 2007, is €26.521, i.e. the higher price as between the official average share price recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana SpA) through the month preceding the date of Stock Option allocation (today) and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation. Assignees bear the full purchase price, as the plan does not provide for any reductions or concessions. A percentage of allocated options will be exercised as determined by the Board of Directors based on the achievement of the TSR performance of the Saipem share versus its six main international competitors by market capitalisation over the three-year vesting period; individual stock allocations range from 1.5 to 4 times the gross annual remuneration, depending on managerial category; and stock options can be exercised three years after allocation - four years for managers resident in France - for a maximum subsequent period of three years. Allocated stock can be disposed of without restriction; whilst option rights are personal, they cannot be disposed of or transferred.

EVENTS SUBSEQUENT TO YEAR END

New contracts

During January and February 2008, new contracts were awarded to the Saipem Group totalling approximately €500 million.
Amongst these, the most important was the offshore contract on behalf of OLT Offshore LNG Toscana, involving the realisation of a floating LNG (Liquefied Natural Gas) regasification terminal off the coast of Livorno, Italy. The contract comprises the conversion of the gas carrier vessel Golar Frost, provided by the client, into a floating LNG regasification terminal in addition to all offshore works for the project installation and commissioning.

Disposal of non-core assets

On February 14, 2008, agreements were finalised for the sale of the 30% holding in Gaztransport & Technigaz ('GTT') to Hellman & Friedman for the price of €310 million, generating a pre-tax capital gain of €186 million.

Capital expenditure

Recently, Saipem finalised with PetroJack the timecharter, with an option to purchase after 12 months for the price of approximately €135 million, of a jack-up that is currently being built at the Jurong Shipyard in Singapore, whose delivery is expected in the second quarter of 2008. The jack-up will operate in Saudi Arabia on behalf of Saudi Aramco under a three-year contract, with the option of an additional year.

MANAGEMENT OUTLOOK FOR 2008

Global spending by the oil industry is forecast to increase further in 2008, creating particularly favourable market conditions both in the Drilling and Construction sectors.
The challenge facing global contractors like Saipem is combining fast growth, aimed at improving their competitive positioning, with financial results comparable to those achieved by their peers.

The level of capital expenditure envisaged for 2008 is around €1,600 million, broken down as follows:

- approximately €700 million in the Offshore sector to be expended on completing the conversion of the FPSO unit due to operate in Angolan waters on behalf of Sonangol P&P; the construction of the new pipe lay vessel (to be delivered in the second quarter of 2010); a new field development vessel (to be delivered in the second quarter of 2011); a new diving support vessel (to be delivered in the third quarter of 2010); the development of a new fabrication yard for large offshore facilities (expected completion at the end of 2010), in addition to the maintenance and upgrading of the existing asset base. These initiatives essentially complete the programme which is designed to strengthen our position in the Offshore sector; other future investments, besides routine maintenance works,

may originate from the award of contracts in the leased FPSO segment or possible requirements for assets on projects to consolidate local content;
- approximately €700 million in the Offshore Drilling sector (inclusive of commitments from financial leasing contracts). The principal initiatives include: two 6th generation semi-submersible rigs to be delivered in the third and fourth quarters of 2009 respectively, plus one ultra-deepwater drillship to be delivered in the first quarter of 2010; 5-year lease contracts have already been secured for all three vessels. Two jack-ups; the first to be delivered in the second quarter of 2008 and already under a 3-year lease contract; and the second for which a contract is expected to be signed well in advance its delivery in the second quarter of 2009;
- approximately €150 million in the Onshore Drilling sector, to be expended on upgrading existing assets and the construction of nine rigs, for which long-term contracts have already been secured.
  Initiatives for further expansion in the drilling sectors will be reviewed selectively, in light of the strong demand in skilled resources required to manage and supervise the current construction programme;
- €50 million in the Onshore sector, for the maintenance of the existing asset base.

In 2009, these investment initiatives will require a level of capital expenditure close to that of 2008; thereafter, capex is expected to fall significantly.

These efforts will be accompanied by a further growth in human resources expertise; the target for 2008 is an increase of approximately 1,000 personnel, in line with that of 2007; growth will occur mainly in India, where Saipem's local office will change from being a provider of engineering services into a hub capable of managing entire projects.

The above investment programme and the increase in engineering and project management expertise are aimed at improving Saipem's competitive positioning across the three business units.

With regard to financial performance:
- the devaluation of the US dollar – the currency in which approximately 70% of revenues are denominated – has a negative impact on results due to the translation into euros of revenues and profits denominated in US dollars. Considering contracts in the backlog, which have already been hedged, and those to be awarded, the average euro/US dollar exchange rate for 2008 is forecast at 1.41, compared with 1.34 in 2007. This will negatively impact 2008 revenues by approximately €400 million and operating profit by approximately €40 million;
- depreciation for 2008 is expected to increase by approximately €100 million, due mainly to investments made in recent years, depreciated over the life of projects;
- the effect on 2007 results of assets that had been disposed of in 2007 and those classified, at the end of 2007, as assets available for disposal and therefore not having any effect on the 2008 adjusted income statement, was as follows: revenues €212 million; operating profit €15 million; income from investments €46 million; net profit €45 million.
  Thus, to correctly compare 2007 results with those of 2008, 2007 results have to be restated to make them consistent with the 2008 perimeter of consolidation.

Conversely, the strong overall market performance, the high level of backlog and the positive performance of projects under execution underpin management's expectations of attaining, in 2008, revenues in excess of €10 billion and adjusted operating and net profits to increase by at least 20% compared to those for 2007 (restated).

In 2008, Saipem is also planning to complete the programme for the disposal of non-core assets, with the sale of the 30% holding in GTT (already finalised), the 20% holding in Fertinitro and other minor assets. Proceeds are expected to total approximately €400 million, with a pre-tax capital gain of around €200 million.

Restatement of reclassified balance sheet and income statement to statutory schemes

Reclassified balance sheet

(€ million)	Dec. 31, 2006		Dec. 31, 2007	
Items from reclassified balance sheet (where not stated otherwise, item comply with statutory scheme)	Partial amounts from statutory scheme	Amounts from reclassified scheme	Partial amounts from statutory scheme	Amounts from reclassified scheme
A) Net tangible fixed assets		2,345		3,562
Note 8 - Property, plant and machinery	2,345		3,562	
B) Net intangible fixed assets		849		750
Note 9 - Intangible fixed assets	849		750	
C) Financial investments		153		47
Note 10 - Investments accounted for with the equity method	146		35	
Note 11 - Other investments	9		13	
Recl. from E) - Provisions for losses related to investments	(2)		(1)	
D) Working capital		-		(219)
Note 3 - Trade and other receivables	3,306		3,333	
Recl. to I) - Financing receivables not related to operations	(45)		(58)	
Note 4 - Inventories	1,053		998	
Note 5 - Income tax receivables	64		43	
Note 6 - Other tax receivables	164		228	
Note 7 - Other assets	171		272	
Note 12 - Other financial assets	40		8	
Recl. to I) - Financing receivables not related to operations	(3)		(7)	
Note 13 - Deferred tax assets	47		61	
Note 14 - Other non-current assets	11		10	
Note 16 - Trade and other payables	(4,434)		(4,681)	
Note 17 - Current income tax liabilities	(100)		(163)	
Note 18 - Other tax liabilities	(87)		(73)	
Note 19 - Other current liabilities	(103)		(136)	
Note 23 - Deferred tax liabilities	(83)		(52)	
Note 24 - Other non-current liabilities	(1)		(2)	
E) Provisions for contingencies		(176)		(183)
Note 21 - Provisions for contingencies	(178)		(184)	
Recl. to C) - Provisions for losses related to investments	2		1	
Net assets available for disposal		-		203
F) Employee termination indemnities		(169)		(167)
Note 22 - Provisions for employee termination indemnities	(169)		(167)	
CAPITAL EMPLOYED		3,002		3,993
G) Net equity		1,581		2,295
Note 26 - Saipem shareholders' equity	1,581		2,295	
H) Minority interest		4		4
Note 25 - Minority interest	4		4	
I) Net debt		1.417		1,694
Note 1 - Cash and cash equivalents	(1,322)		(2,170)	
Note 2 - Other financial assets for trading or available for sale	(4)		-	
Note 15 - Current financial liabilities	1,865		3,033	
Note 20 - Long-term debt	885		891	
Note 20 - Current portion of long-term debt	41		5	
Recl. from D) - Financing receivables not related to operations (Note 3)	(45)		(58)	
Recl. from D) - Financing receivables not related to operations (Note 12)	(3)		(7)	
COVER		3,002		3,993

Reclassified income statement

The only items of the reclassified income statement which differ from the statutory scheme are those stated hereafter:

- revenues related to reimbursements for non-core business services, insurance claims and costs paid by the client which feature under the statutory scheme as 'other revenues and income' are featured under the corresponding entries of the reclassified income statement;
- items 'financial income' and 'financial expenses', which are indicated separately under the statutory scheme, are stated under the item 'net financial expenses' under the reclassified income statement;
- items 'effect of accounting for using the equity method' and 'other income/(expenses) from investments' which are indicated separately under the statutory scheme, are stated under the item 'net income from investments' under the reclassified income statement.

All other items are unchanged.

Reclassified cash flow statement

The reclassified cash flow statement differs from the statutory cash flow statement on the following item:

- items 'granting of short-term financial credits' and 'collection and assignment of short-term financial credits' stated separated under 'net cash flow from investments' under the statutory scheme, are stated under the item 'net investments relating to financing activities' under the reclassified cash flow statement.

All other items are unchanged.



Saipem Group consolidated financial statements

Balance sheet

(€ million)	Note (*)	31.12.2006	of which with related parties	31.12.2007	of which with related parties
ASSETS					
Current assets					
Cash and cash equivalents	(1)	1,322	602	2,170	1,409
Other financial assets held for trading or available for sale	(2)	4		-	
Trade and other receivables	(3)	3,306	650	3,333	822
Inventories	(4)	1,053	23	998	4
Current tax assets	(5)	64		43	
Other current tax assets	(6)	164		228	
Other current assets	(7)	171	130	272	90
Total current assets		**6,084**		**7,044**	
Non-current assets					
Property, plant and equipment	(8)	2,345		3,562	
Intangible assets	(9)	849		750	
Investments accounted for using the equity method	(10)	146		35	
Other investments	(11)	9		13	
Other financial assets	(12)	40	3	8	8
Deferred tax assets	(13)	47		61	
Other non-current assets	(14)	11	-	10	3
Total non-current assets		**3,447**		**4,439**	
Assets classified as held for sale	(44)	-		203	
TOTAL ASSETS		**9,531**		**11,686**	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term debt	(15)	1,865	1,703	3,033	2,660
Current portion of long-term debt	(20)	41	3	5	
Trade and other payables	(16)	4,434	123	4,681	248
Current tax liabilities	(17)	100		163	
Other current tax liabilities	(18)	87		73	
Other current liabilities	(19)	103	87	136	96
Total current liabilities		**6,630**		**8,091**	
Non-current liabilities					
Long-term debt	(20)	885	95	891	400
Provisions for contingencies	(21)	178		184	
Provisions for employee benefits	(22)	169		167	
Deferred tax liabilities	(23)	83		52	
Other non-current liabilities	(24)	1		2	
Total non-current liabilities		**1,316**		**1,296**	
TOTAL LIABILITIES		**7,946**		**9,387**	
SHAREHOLDERS' EQUITY					
Minority interest	(25)	4		4	
Saipem's shareholders' equity:	(26)	1,581		2,295	
- share capital	(27)	441		441	
- share premium reserve	(28)	55		55	
- other reserves	(29)	142		128	
- retained earnings		632		873	
- net profit		384		875	
Treasury shares	(30)	(73)		(77)	
Total Group shareholders' equity		**1,585**		**2,299**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**9,531**		**11,686**	

(*) The notes constitute an integral part of the consolidated financial statements.

Income statement

(€ million)	Note (*)	Year 2006	of which with related parties	Year 2007	of which with related parties
REVENUES					
Net sales from operations	(32)	7,517	698	9,530	1,238
Other revenues and income	(33)	50	3	66	21
Total revenues		7,567		9,596	
Operating expenses					
Purchases, services and other costs	(34)	(5,574)	(103)	(7,078)	(81)
Payroll and related costs	(35)	(1,164)		(1,370)	
Depreciation, amortisation and impairments	(36)	(230)		(281)	
Total operating expenses		(6,968)		(8,729)	
OPERATING PROFIT		599		867	
Financial income (expense)					
Financial income		609	142	834	16
Financial expenses		(709)	(156)	(939)	(43)
Total financial income (expense)	(37)	(100)		(105)	
Income (expense) from investments					
Effect of accounting for using the equity method		34		56	
Other income from investments		11		305	
Total income (expense) from investments	(38)	45		361	
PROFIT BEFORE INCOME TAXES		544		1,123	
Income taxes	(39)	(157)		(245)	
NET PROFIT		387		878	
Pertaining to:					
- Saipem		384		875	
- minority interest	(40)	3		3	
Earnings per share pertaining to Saipem (€ per share)					
Basic	(41)	0.89		2.00	
Diluted	(41)	0.88		1.98	

(*) The notes constitute an integral part of the consolidated financial statements.

Statement of changes in shareholders' equity

(€ million)	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange differences	Retained earnings	Net profit	Treasury shares	Total	Minority Interest	Total shareholders' equity
Balance at December 31, 2004	441	62	2	55	22	21	-	(12)	706	197	-	1,494	9	1,503
Effect of first time IAS adoption	-	-	-	-	-	-	-	-	4	38	-	42	-	42
Elimination of exchange differences	-	-	-	-	-	-	-	12	(12)	-	-	-	-	-
Adjusted balance at December 31, 2004	441	62	2	55	22	21	-	-	698	235	-	1,536	9	1,545
Effect of IAS 32 and 39 adoption	-	-	-	-	(22)	-	58	-	5	-	(22)	19	-	19
Adjusted balance at January 1, 2005	441	62	2	55	-	21	58	-	703	235	(22)	1,555	9	1,564
Net profit 2005	-	-	-	-	-	-	-	-	-	255	-	255	4	259
Net income (expense) recognised directly in equity														
Change in the fair value of cash flow hedges net of tax	-	-	-	-	-	-	(109)	-	-	-	-	(109)	-	(109)
Exchange differences arising on the translation of financial statements denominated in foreign currencies	-	-	-	-	-	-	-	14	-	-	-	14	-	14
Total	-	-	-	-	-	-	(109)	14	-	-	-	(95)	-	(95)
Transactions with Shareholders														
Distributed dividends	-	-	-	-	-	-	-	-	-	(65)	-	(65)	-	(65)
Retained earnings and allocation to legal reserve	-	-	-	3	-	-	-	-	167	(170)	-	-	-	-
Buy-back of treasury shares	-	(13)	-	-	-	(11)	-	-	24	-	(29)	(29)	-	(29)
Other changes in shareholders' equity														
Cost of stock options/grants	-	-	-	-	-	-	-	-	5	-	-	5	-	5
Exchange differences arising on the distribution of dividends	-	-	-	-	-	-	-	4	-	-	-	4	-	4
Total	-	(13)	-	3	-	(11)	-	4	196	(235)	(29)	(85)	-	(85)
Balance at December 31, 2005	441	49	2	58	-	10	(51)	18	899	255	(51)	1,630	13	1,643
Net profit 2006	-	-	-	-	-	-	-	-	-	384	-	384	3	387
Net income (expense) recognised directly in equity														
Change in the fair value of cash flow hedges net of tax	-	-	-	-	-	-	116	-	-	-	-	116	-	116
Exchange differences arising on the translation of financial statements denominated in foreign currencies	-	-	-	-	-	-	-	(19)	-	-	-	(19)	-	(19)
Total	-	-	-	-	-	-	116	(19)	-	-	-	97	-	97
Transactions with Shareholders														
Distributed dividends	-	-	-	-	-	-	-	-	-	(82)	-	(82)	-	(82)
Retained earnings and allocation to legal reserve	-	-	5	7	-	-	-	-	161	(173)	-	-	-	-
Buy-back of treasury shares	-	6	-	-	-	6	-	-	(12)	-	(22)	(22)	-	(22)
Other changes in shareholders' equity														
Effect of acquisition of Snamprogetti	-	-	-	-	-	-	-	-	(442)	-	-	(442)	-	(442)
Reopening of Snamprogetti's reserves	-	-	-	-	-	-	(34)	3	-	-	-	(31)	-	(31)
Change in Snamprogetti's reserves	-	-	-	-	-	-	36	(9)	29	-	-	56	-	56
Acquisition of 50% of EMS SpA	-	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Cost of stock options/grants	-	-	-	-	-	-	-	-	(3)	-	-	(3)	-	(3)
Exchange differences arising on the distribution of dividends	-	-	-	-	-	-	-	(6)	-	-	-	(6)	-	(6)
Total	-	6	5	7	-	6	2	(12)	(267)	(255)	(22)	(530)	(12)	(542)
Balance at December 31, 2006	441	55	7	65	-	16	67	(13)	632	384	(73)	1,581	4	1,585

Statement of changes in shareholders' equity *cont'd*

(€ million)	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange differences	Retained earnings	Net profit	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2006	**441**	**55**	**7**	**65**	**-**	**16**	**67**	**(13)**	**632**	**384**	**(73)**	**1,581**	**4**	**1,585**
Net profit 2007	-	-	-	-	-	-	-	-	-	875	-	875	3	878
Net income (expense) recognised directly in equity														
Change in the fair value of cash flow hedges net of tax	-	-	-	-	-	-	41	-	-	-	-	41	-	41
Investments carried at fair value	-	-	-	-	-	-	-	-	6	-	-	6	-	6
Exchange differences arising on the translation of financial statements denominated in foreign currencies	-	-	-	-	-	-	-	(65)	-	-	-	(65)	-	(65)
Total	-	-	-	-	-	-	41	(65)	6	-	-	(18)	-	(18)
Transactions with Shareholders														
Distributed dividends	-	-	-	-	-	-	-	-	-	(126)	-	(126)	-	(126)
Retained earnings and allocation to legal reserve	-	-	-	7	-	-	-	-	251	(258)	-	-	-	-
Buy-back of treasury shares	-	-	-	-	-	18	-	-	(18)	-	(4)	(4)	-	(4)
Other changes in shareholders' equity														
Cost of stock options/grants	-	-	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
Exchange differences arising on the distribution of dividends	-	-	-	-	-	-	-	(15)	4	-	-	(11)	(3)	(14)
Total	-	-	-	7	-	18	-	(15)	235	(384)	(4)	(143)	(3)	(146)
Balance at December 31, 2007	441	55	7	72	-	34	108	(93)	873	875	(77)	2,295	4	2,299

Cash flow statement

(€ million)	2006		2007	
Net profit of the year	384		875	
Minority interest	3		3	
Depreciation and amortisation	230		281	
Impairments (revaluations)	(31)		(47)	
Net change in provisions for contingencies	27		6	
Net change in provisions for employee benefits	27		16	
Losses from disposals	2		-	
Losses (recoveries) on financial receivables	-		(1)	
Losses (gains) on disposals of assets	(3)		-	
Losses (gains) on sale of consolidated investments	-		(301)	
(Dividends)	(5)		(4)	
Interest income	(37)		(43)	
Interest expense	68		23	
Unrealized exchange (gains) losses	4		9	
Current and deferred income taxes	157		245	
Cash generated from operations before changes in working capital		826		1,062
Increase (decrease):				
- inventories	(197)		55	
- trade and other receivables	(849)		22	
- other assets	109		(144)	
- trade and other payables	894		277	
- other liabilities	10		82	
Cash from operations		**793**		**1,354**
Dividends received	28		43	
Interest received	40		40	
Interest paid	(68)		(36)	
Income taxes paid	(218)		(322)	
Income tax refunds and credits	32		1	
Exchange differences on dividends	(4)		(15)	
Net cash provided from operating activities		**603**		**1,065**
of which with related parties	*228*		*1,131*	
Investing activities:				
- intangible assets	(5)		(9)	
- tangible assets	(600)		(1,407)	
- consolidated subsidiaries and businesses	-		(228)	
- investments	(9)		(8)	
- short-term financial receivables	(37)		(31)	
- long-term financial receivables	(4)		(1)	
Cash flow from investments		(655)		(1,684)
Disposals:				
- tangible assets	3		8	
- consolidated subsidiaries and businesses	-		389	
- investments	4		16	
- collection and transfer of short-term receivables	6		33	
- collection and transfer of long-term receivables	-		1	
Cash flow from disposals		12		447
Net cash used in investing activities		**(643)**		**(1,237)**
of which with related parties	-		-	

Cash flow statement *cont'd*

(€ million)	2006		2007	
Buy-back of treasury shares	(29)		(13)	
Proceeds from short-term debt	259		719	
Proceeds from long-term debt	432		(31)	
Repayment of short-term debt	(351)		(308)	
Repayment of long-term debt	(2)		(23)	
Increase (decrease) in short-term current account debts	453		719	
Distributed dividends	(82)		(126)	
Net cash used in financing activities		**680**		**937**
of which with related parties	592		1,254	
Effect of exchange differences on cash and cash equivalents		(22)		(21)
Effect of changes in the consolidation area and other changes		(173)		104
Net cash flow		**445**		**848**
Cash and cash equivalents at the beginning of the year		**877**		**1,322**
Cash and cash equivalents at year end		**1,322**		**2,170**

ADDITIONAL CASH FLOW INFORMATION

(€ million)	2007
Effect of investment of companies included in consolidation and businesses	
Current assets	230
Non-current assets	224
Net borrowings	(10)
Current and non-current liabilities	(188)
Exchange differences on disposal of investments	(28)
Net effect of investments	228
Sale of unconsolidated subsidiaries	-
Fair value of investment held before acquisition of control	-
Total purchase price	228
less:	
Cash and cash equivalents	(228)
Effective cash flow on investments	-
Effect of disposals of consolidated subsidiaries and businesses	
Current assets	239
Non-current assets	94
Net borrowings	(5)
Current and non-current liabilities	(228)
Net effect of disposals	100
Sale of unconsolidated subsidiaries	-
Gains (losses) on disposals	289
Total purchase price	389
less:	
Cash and cash equivalents	(53)
Effective cash flow on disposals	336

Basis of presentation

The consolidated financial statements of Saipem have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union pursuant to Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. The international accounting standards used in the preparation of the consolidated financial statements are the same as those issued by the IASB, since differences in certain respects between the IFRS as endorsed by the European Union and IFRS as issued by the IASB relate to issues/events that do not affect Saipem.
The consolidated financial statements have been prepared by applying the cost method except for certain items that under IFRS must be recognised at fair value, as described in the summary of significant accounting policies paragraph.
The consolidated financial statements include the statutory accounts of Saipem SpA and the accounts of all Italian and foreign companies in which Saipem SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits. The consolidated financial statements also include, on a line-by-line proportional basis, account of jointly managed companies by way of agreements with the other partners. Immaterial subsidiaries are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following limits: (i) total assets or liabilities: €3,125 thousand; (ii) total revenues: €6,250 thousand; and (iii) average number of employees: 50 units.
Moreover, companies for which consolidation does not produce significant economic and financial effects are not consolidated. The effects of these exclusions are immaterial[1].
Immaterial subsidiaries excluded from consolidation, associates and other interests are accounted for as described below under the heading 'Financial fixed assets'.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob Resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Scope of consolidation'. After this section, there follows a list detailing the changes in the scope of consolidation from the previous year.
Financial statements of consolidated companies are audited by auditing companies, who also examine and review disclosed information. The consolidated financial statements at December 31, 2007 approved by Saipem's Board of Directors on March 13, 2008, were audited by the independent auditor PricewaterhouseCoopers SpA. As the main auditor of the Group, PricewaterhouseCoopers SpA is in charge of the auditing activities of the subsidiaries, and, to the extent allowed under Italian legislation, of the work of other independent auditors.
Considering their materiality, amounts in the notes of these financial statement are expressed in millions of euros.

Principles of consolidation

Interests in consolidated companies

Fully owned companies are consolidated using the full consolidation method. Assets and liabilities, expenses and income related to fully consolidated companies are therefore wholly incorporated into the consolidated financial statements. The book value of interests in these subsidiaries is eliminated against the corresponding portion of their shareholders' equity.
Jointly controlled companies with third parties are consolidated using the proportional method. The book value of interests in these companies is therefore eliminated against the corresponding portion of their shareholders' equity. Assets and liabilities, expense and income are incorporated into the consolidated financial statements proportionally to the interest held. Fully owned and jointly controlled companies are consolidated from the date on which control is transferred to the group and are deconsolidated from the date on which control ceases.
The shareholders' equity in owned companies is determined by attributing to each of the balance sheet items its fair value at acquisition date. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognised as goodwill. Negative residual differences are charged to the income statement. In the event of the purchase of additional ownership interests in subsidiaries from minority shareholders, any positive residual difference between the purchase price and the corresponding portion of shareholders' equity is recognised as goodwill.

(1) According to the requirements of the framework of international accounting standards, 'information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements'.

The difference between the proceeds from the disposal of the subsidiary and its carrying amount as at the date of disposal, including the cumulative amount of any exchange differences that relate to the subsidiary, recognised in the separate component of equity in accordance with IAS 21 the 'Effects of changes in foreign exchange rates', is recognised in the consolidated income statements as a gain or loss on the disposal.
Equity and net profit attributable to minority interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively. Minority interest is determined on the basis of the fair value of the assets and liabilities at the acquisition date, excluding any related goodwill. If losses applicable to minority interests in a consolidated subsidiary exceed the minority interests in the subsidiary's equity, the excess and any further losses applicable to the minority interests are allocated against the majority's interest, except to the extent that the minority interests have a binding obligation and are able to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority's interest until the minority interests' share of losses previously absorbed by the majority's interest have been recovered. Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and losses on intercompany disposals of shareholdings in consolidated companies, are eliminated.

☐ Business combination under common control

Since business combinations under common control lie outside the scope of IFRS 3, the management has deemed it necessary to apply an accounting policy that, in compliance with paragraphs 10, 11 and 12 of IAS 8, was relevant, reliable, representative of the operation and prudent. The management took into account the provision and criteria set forth in the IFRS as well as the contents of the accounting principles, as they did not clash.
The Saipem's accounting policy has been applied on a predecessor carry over basis versus the previous accounting done in the Financial Statement of Eni SpA. The difference between the purchase price and net assets and liabilities is recognised in consolidated shareholders' equity.

☐ Intercompany transactions

Unrealized intercompany profit is eliminated, as are intercompany receivables, payables, revenues and expenses, guarantees (including performance bonds), commitments and risks. Intercompany losses are not eliminated since they are considered an impairment indicator of the assets transferred.

☐ Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into the presentation currency applying: (i) closing exchange rates to assets and liabilities; (ii) historical exchange rates to equity accounts; and (iii) average rates for the period to the income statement (source: Bank of Italy).
Exchange rate differences deriving from the application of different exchange rates for assets and liabilities, Shareholders' equity and income statement are recognised under the item 'Reserve for exchange differences' within Shareholders' equity for the portion relating to the Group's interests and under the item 'Minority interest' for the portion related to minority shareholders.
Upon the disposal of the investments or repayment of the capital employed, the reserve is charged to the income statement.
The financial statements translated into euros are those denominated in the functional currency, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

Exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Exchange rate at Dec. 31, 2006	Exchange rate at Dec. 31, 2007	2007 average exchange rate
US Dollar	1.317	1.4721	1.37048
British Pound Sterling	0.6715	0.73335	0.684337
Algerian Dinar	93.6974	98.2547	95.3088
Angolan Kwanza	105.733	110.43	105.02
Saudi Arabian Riyal	4.93915	5.52096	5.13531
Argentine Peso	4.04505	4.63693	4.27073
Australian Dollar	1.6691	1.6757	1.63484
Azerbaijan Manat	1.15	1.24451	1.17662
Brazilian Real	2.81333	2.61078	2.66379
Canadian Dollar	1.5281	1.4449	1.46785
Cyprus Pound	0.5782	0.585274	0.582634
Central African CFA Franc	655.957	655.957	655.957
Croatian Kuna	7.3504	7.3308	7.33756
Danish Krone	7.456	7.4583	7.45065
Egyptian Pound	7.52399	8.13006	7.73389
Indian Rupee	58.2975	58.021	56.5716
Indonesian Rupee	11,844.4	13,826.7	12,528.3
Kazakhstan Tenge	167.233	177.307	167.872
Malaysian Ringgit	4.649	4.8682	4.70757
Mexican Peso	14.2937	16.0547	14.9748
Nigerian Naira	169.344	174.37	172.159
Norwegian Kroner	8.238	7.958	8.01651
Peruvian New Sol	4.20974	4.40894	4.28482
Qatar Riyal	4.79461	5.35894	4.98794
Dominican Peso	44.1154	49.6969	45.2821
Romanian New Leu	3.3835	3.6077	3.3353
Russian Rouble	34.68	35.986	35.0183
Singaporean Dollar	2.0202	2.1163	2.06355
Swiss Franc	1.6069	1.6547	1.64272
UAE Dirham	4.8371	5.40656	5.0328
Venezuela Bolivar	2,827.99	3,161.04	2,942.83

■ Summary of significant accounting policies

The most significant accounting policies used for the preparation of the consolidated financial statements are shown below.

☐ Current assets

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are classified as current liabilities under the item 'Short-term debt'.

Inventories

Inventories, with the exception of contract work-in-progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is defined as the estimated selling price of the inventory in the ordinary course of business. The cost of inventories is determined by applying the weighted average cost method on a monthly basis.

Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.
Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under 'contract work-in-progress' if positive or under 'commercial payables' if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge, if any, or alternatively the exchange rate at the end of the period; the same method is used for any costs in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts for additional works, are acknowledged when their realisation is likely and can reasonably be quantified. The expected losses on contracts are recognised as expenses immediately.
Bidding costs are expended in the year in which they are incurred.

Current financial assets
Held for trading financial assets and available-for-sales financial assets are stated at fair value with gains or losses recognised in the income statement under 'Financial income (expense)' and as a component of equity within 'Other reserves'. In the latter case, changes in fair value recognised under shareholders' equity are charged to the income statement when they are impaired or realised.
The objective evidence that an impairment loss has occurred is verified considering, inter alia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held to maturity financial assets.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar recent transactions in the market.
Interest and dividends on financial assets stated at fair value are accounted for on an accrual basis as 'Financial income (expense)' and 'Income (expense) from investments', respectively.
When the purchase or sale of a financial asset occurs under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned (e.g. purchase of securities on regulated markets), the transaction is accounted for on the settlement date.
Receivables are stated at amortised cost (see item 'Financial fixed assets - Receivables and financial assets held to maturity' below).
Transferred financial assets are derecognised when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of ownership.

☐ Non-current assets

Property, plant and requirement
Tangible assets, including investment properties, are recognised using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as are required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the borrowing costs incurred that would have theoretically been saved had the investment not been made. The purchase or production costs are net of government grants related to assets, which are only recognised when all the required conditions have been met.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in the discount rate are recognised under 'Provisions for contingencies'.
No revaluations are made of tangible assets, even in application of specific laws.
Assets held under finance leases or under leasing arrangements that do not take the legal form of a finance lease, but substantially transfer all the risks and rewards of ownership of the leased asset are recognised at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment.

A corresponding financial debt payable to the lessor is recognised as financial liability. These assets are depreciated using the criteria described below. Where it is not reasonably certain that the purchase option will be exercised, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset.
Expenditures on renewals, improvements and transformations that extend the useful lives of the related asset are capitalised to property, plant and equipment.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the company. When tangible assets comprise more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is represented by the book value less estimated net residual value at the end of useful life, if it is significant and can be reasonably determined. Land is not depreciated, even where purchased together with a building. Tangible assets held for sale are not depreciated but are valued at the lower of the book value and fair value less costs to sell.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the useful life of the asset.
Replacement costs of identifiable components in complex assets are capitalised and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the income statement. Ordinary maintenance and repair costs are expensed when incurred.
The carrying value of tangible assets is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing their carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use.
If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates.
Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use (i.e. 'cash generating unit'). If the reasons for impairment cease to exist, the impairment loss is reversed to the income statement as income asset from revaluation. The value of the asset is written back to the lower of the recoverable amount and the original book value before impairment and net of any depreciation that would have been incurred had no impairment loss been recognised.
Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the characteristics of the asset itself or high usage during project execution are depreciated over the duration of the project.

Intangible assets
Intangible assets are assets without physical substance, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from legal or contractual rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits generated by the underlying asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets. No revaluation is made of intangible assets, even in application of specific laws.
Intangible assets with a defined useful life are amortised systematically over their useful life estimated as the period over which the assets will be used by the company. The recoverability of their carrying amount is verified in accordance with the criteria described in the section 'Property, plant and equipment'.
Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure to which the goodwill relates. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit's recoverable amount, the difference is recognised as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be

allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed. Negative goodwill is recognised in the income statement.

Costs of technological development activities

Costs of technological development activities are capitalised when the company can prove that:
(a) there is the technical capacity to complete the asset and make it available for use or sale;
(b) there is the intention to complete the asset and make it available for use or sale;
(c) it is possible to make the asset available for use or sale;
(d) it can be shown that the asset is able to produce future economic benefits;
(e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
(f) the cost attributable to the intangible asset can be reasonably determined.

Grants

Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognised in the income statement.

Financial fixed assets

INVESTMENTS

Investments in subsidiaries excluded from consolidation and associates are accounted for using the equity method. Subsidiaries and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses, if this does not result in a misrepresentation of the company's financial condition and consolidated results.
When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the income statement item 'Other income (expense) from investments'.
Other investments, included in non-current assets, are recognised at their fair value and their effects are included in shareholders' equity under 'Other reserves'. This reserve is charged to the income statement when the investment is impaired or realised. When fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses. Impairment losses may not be reversed[2].
The risk deriving from losses exceeding shareholders' equity is recognised in a specific provision to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY

Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortisation of the difference between the reimbursement value and the initial carrying value. Amortisation is carried out on the basis of the effective interest rate, which is the rate that exactly discounts the present value of estimated future cash flows to the initial carrying value (i.e. the amortised cost method). Any impairment is recognised by comparing the carrying value with the present value of the estimated future cash flows discounted at the effective interest rate defined at initial recognition (see also 'Current assets'). Changes to the carrying amount of receivables or financial assets arising from amortised cost valuation are recognised as 'Financial income (expense)'.

☐ Financial liabilities

Debt is carried at amortised cost (see item 'Financial fixed assets' above).

☐ Provisions for contingencies

Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognised when: (i) there is a

(2) Impairment charges are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognised in a smaller amount or would not have been recognised.

present obligation, either legal or constructive, as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions represent the best estimate of the expenditure required to settle the present obligation or to transfer it to third parties at the balance sheet date. Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, provisions to be accrued are the present value of the expenditure expected to be required to settle the obligation calculated by discounting the estimated future cash flows at a rate reflecting the company's average borrowing rate and taking into account risks associated with the obligation. The increase in the provision due to the passage of time is recognised as 'Financial income (expense)'.
When the liability regards a tangible asset (e.g. site restoration and abandonment), the provision is stated with a contra entry to the asset to which it refers. The income statement charge is made through the depreciation process.
The costs that the company expects to bear to carry out restructuring plans are recognised in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates. The estimated revisions of the provisions are recognised in the same income statement item that previously held the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) as a contra entry to the assets to which they refer.
In the notes to the consolidated financial statements, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only when one or more future events beyond the company's control occur; and (ii) present obligations arising from past events whose amount cannot be reasonably estimated or whose settlement will probably not result in an outflow of resources embodying economic benefits.

☐ Employee post-employment benefits

Post-employment benefit plans, including constructive obligations, are classified as either 'defined contribution plans' or 'defined benefit plans', according to their characteristics. In the first case, the company's obligation, which consists of making payments to the state or to a trust or fund, is determined on the basis of the contributions due.
The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions[3] and charged on an accruals basis during the employment period required to obtain the benefits. Liabilities are valued by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are recognised pro-rated on service in the income statement using the corridor method, if and to the extent that the net cumulative actuarial gains and losses unrecognised at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan.
Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

☐ Treasury shares

Treasury shares are recorded at cost and as a reduction of equity. Gains or losses from the subsequent sale of treasury shares are recorded as an increase (or decrease) in equity.

☐ Revenues

Revenues related to contract work-in-progress are recognised on the basis of contractual revenues, with reference to the stage of completion determined using the cost-to-cost method. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate on the date the stage of completion of a contract is measured with the customer. This value is adjusted to take into account exchange differences arising on derivatives that qualify for hedge accounting.
Advances are recognised at the exchange rate on the date of payment.
Requests for additional payments deriving from a change in the scope of the work are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving, for example, from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the counterpart will accept them. Work that has not yet been accepted is recognised at the year-end exchange rate.

(3) Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) employee mortality rate; (iii) employee turnover rate; (iv) percentage of plan participants with dependents eligible to receive benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of claims and future medical costs; and (vi) interest rates.

Revenues associated with sales of products and services, with the exception of contract work-in-progress, are recorded when significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured. Income related to partially rendered services is recognised in the measure of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectibility of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognised only to the extent of the expenses recognised that are recoverable.
Revenues are stated net of returns, discounts, rebates and bonuses and direct taxation.

☐ Costs

Costs are recognised when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined.
Operating lease payments are recognised in the income statement over the length of the contract.
Labour costs comprise remuneration paid, provisions made to pension funds, accrued holidays, national insurance and social security contributions in compliance with national contracts of employment and current legislation.
Labour costs also include stock grants and stock options granted to managers, consistently with their actual remunerative nature. The instruments granted are recorded at their fair value on the vesting date, plus any charges borne by the employer (social security contributions and employee termination indemnities) and are not subject to subsequent adjustments. The current portion is calculated pro-rata over the vesting period[4]. The fair value of stock grants is represented by the current value of the shares on vesting date, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate.
The fair value of stock grants and stock options is shown in the item 'Payroll and related costs' as a contra entry to 'Other reserves'. The provision for employee termination indemnities and social security contributions calculated on the fair value of stock grants is recognised in a contra entry in 'Provisions for contingencies'.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or any other costs borne for other scientific research activities or technological development, are generally considered current costs and expensed as incurred. These costs are capitalised when they meet the requirements listed under 'Costs of technological development activities'.

☐ Exchange rate differences

Revenues and costs concerning transactions in currencies other than the functional currency are stated at the exchange rate on the date of the transaction.
Monetary assets and liabilities in currencies other than the functional currency are converted into euros by applying the year-end exchange rate and the effect is stated in the income statement. Non-monetary assets and liabilities denominated in currencies other than the functional currency measured at cost are stated at the initial exchange rate; non-monetary assets that are remeasured to at fair value, recoverable amount or realizable value, are translated at the exchange rate applicable to the date of remeasurement.

☐ Dividends

Dividends are recognised at the date of the general shareholders' meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

☐ Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is recognised in 'Current tax liabilities'. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognised for temporary differences between the carrying amounts and tax bases of assets and liabilities, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognised when their realisation is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognised in the item 'Deferred tax assets'; if negative, in the item 'Deferred tax liabilities'.

(4) For stock grants, the period between the date of the award and the date of allocation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

When the results of transactions are recognised directly in shareholders' equity, current taxes, deferred tax assets and liabilities are also charged to shareholders' equity.

Derivatives

A derivative is a financial instrument which has the following characteristics: (i) its value changes in response to the changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate or other variable; (ii) it requires no initial net investment or the initial net investment is small; and (iii) it is settled at a future date.
Derivatives, including embedded derivatives that are separated from the host contract, are assets and liabilities recognised at their fair value, which is estimated by using the criteria described in the section 'Current assets'.
Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value, with changes taken to the income statement. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk.
Cash flow hedges cover the cash flow variation risks that may affect the income statement in the future; these risks are usually associated with a balance sheet asset or liability (such as future payables of debts at variable interest rate) or highly probable forecast transactions such as project income/costs.
The effective portion of changes in fair value of derivatives, as designated as hedging contracts in accordance with IAS 39, is recorded initially in a hedging reserve and is recognised as income/cost over the period when the hedge affects the income statement.
The ineffective portion of changes in fair value of derivatives, as well as the entire variations in fair value of those derivatives that have not been designated as hedges or that do not meet the criteria set out in IAS 39, are taken directly to the income statement under 'Financial income (expense)'.

Financial statements

Assets and liabilities are classified as current[5] and non-current, while income statement items are presented by nature[6].
The statement of changes in shareholders' equity includes profit and loss for the year transactions with shareholders and other changes of the shareholders' equity.
The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

Risk management

The principal risks identified, monitored and, as described below, managed by Saipem are the following:

(i) the market risks deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company. Exposure to commodity price volatility is not material;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from lack of financial resources necessary to meet short-term commitments;
(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results; and
(v) country risk.

During the year, Saipem implemented the new Eni Guidelines on the management and control of financial risks.

MARKET RISK

Market risk is the possibility that changes in currency exchange rates or interest rates will adversely affect the value of the group's financial assets, liabilities or expected future cash flows. Saipem's market risk management activities is performed in accordance with standards prescribed by policies and guidelines mentioned above, providing for a centralised model of conducting finance, treasury and risk management operations implemented by central finance departments.

(5) From 2007, current tax assets and liabilities are included under the captions current tax assets/liabilities and other current tax assets/liabilities. The figures from the previous year provided for comparative purposes have been reclassified accordingly. In previous years, information relating to current tax assets and liabilities for income tax and other taxes were provided in the notes to the financial statements.
(6) Information regarding financial instruments in accordance with IFRS requirements is provided in Note 31 'Additional information on financial instruments'.

Exchange rate risk

Saipem is exposed to exchange rate fluctuations because the Group operates in non-euro areas and because revenues and costs from a significant portion of operational contracts are denominated in or linked to currencies other than the euro. This impacts:

- on revenues and costs due to conversion differences arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and from the conversion of foreign currency-denominated commercial and financial payables and receivables (transaction risk);
- on the group's reported results and shareholders' equity, due to the translation of assets and liabilities of consolidated companies that prepare their financial statements in currencies other than the euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transaction exposures arising from foreign currency movements. Risks deriving from the translation of foreign currency denominated profits or investments are not hedged on a systematic basis but are assessed on a case-by-case basis.

In accordance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivative contract to reduce economic and transaction exposure, in particular forward outrights and swaps. The fair value of foreign exchange derivatives is determined by the Eni Corporate Finance Unit of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards (IFRS).

An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange risk exposure in 2007 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.

The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:

- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of year end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.

The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.

A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre-tax profit of €56 million (€36 million at December 31, 2006) and an overall effect on shareholders' equity, before related tax effects, of €-1 million (€-111 million at December 31, 2006).

Meanwhile, a negative variation in exchange rates (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre-tax profit of €-39 million (€-5 million at December 31, 2006) and an overall effect on shareholders' equity, before related tax effects, of €8 million (€116 million at December 31, 2006).

The increases/decreases with respect to the previous year are essentially due to the performance of currencies at maturity dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term variable rate debt. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between fixed and variable rate debt. The fair value of interest rate derivatives is determined by the Eni Corporate Finance Unit of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department.

To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.

The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:
- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the year and the average rate of return for the year, while for short and long-term financial liabilities, the average exposure for the year and average interest rate were considered.

A positive variation in interest rates would have produced an overall effect on pre tax profit of €-8 million (€-5 million at December 31, 2006) and an overall effect on shareholders' equity, before related tax effects of €-5 million (€-1 million at December 31, 2006). A negative variation in interest rates would have produced an overall effect on pre tax profit of €9 million (€5 million at December 31, 2006) and an overall effect on shareholders' equity, before related tax effects of €3 million (€-1 million at December 31, 2006).

The increases/decreases with respect to the previous year are essentially due to the performance of interest rates at maturity dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

CREDIT RISK

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties.

Credit risk related to the ordinary course of business is managed by the business units and the administration department on the basis of Group-approved procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA.

Saipem has never experienced material non-performance by any counterparty.

At present, Saipem has no significant exposure to concentrations of credit risk.

LIQUIDITY RISK

Liquidity risk is the risk that, due to an inability to obtain suitable sources of funding (funding liquidity risk), or to sell its assets on the market place (asset liquidity risk), the group may be unable to meet its payment obligations, leading to an impact on results if the group is required to incur additional expenses to meet its obligations or, in a worst case scenario, to a situation of insolvency that may jeopardise the group's ability to continue as a going concern. Saipem manages liquidity risk by employing a capital structure consistent with management plans and business objectives – including prescribed limits in terms of maximum leverage and minimum ratios between medium/long-term debt and total debt and between fixed term debt and total medium/long-term debt – that ensures an appropriate level of liquidity for the whole of the Group, minimises borrowing expenses and maintains an optimal profile of composition and duration of indebtedness.

At present, thanks to a use of credit lines that is both flexible and targeted to meet business needs, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements.

Effective management of the liquidity risk has the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations, and a sufficient level of operating flexibility to fund Saipem's development plans, maintaining an adequate finance structure in terms of debt composition and maturity.

Undiscounted long-term debt by maturity date, including the current portion of long-term debt, and contractual interest payments at December 31, 2007 can be analysed as follows:

	Maturity						
(€ million)	2008	2009	2010	2011	2012	After	Total
Long-term debt, including current portion	77	42	316	236	20	496	1,187

OPERATIONAL RISKS

All Saipem's business activities conducted both in and outside Italy are subject to national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity.

As a result, before operating activities can go ahead, Saipem is obliged to obtain permits and licenses requiring compliance with the applicable health, safety and environmental regulations.
Environmental regulations normally impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when conducting exploration, drilling and production activities in certain ecologically sensitive locations (i.e. protected areas). Failure to comply with these requirements is punishable by criminal and civil sanctions. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the costs associated with ensuring they are complied with are expected to continue to represent a significant item in the group's financial statements in the years to come. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the standardisation and systematisation of operating phases has led to a reduction of the human component in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all group companies of an HSE management system based on the Saipem/Eni Management System Model, consisting of an annual cycle of planning, implementation, control, review of results and definition of new objectives. The system is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance in a cycle of continuous improvement and is subjected to audit by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and EMAS. The group also provides an advanced program of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- driving HSE-related cultural, professional and managerial growth of all personnel; and
- supporting knowledge management and HSE risk control.

COUNTRY RISK
Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors and assesses the political, social and economic risk of countries where it operates or intends to invest. Country risks are mitigated by adopting appropriate risk management guidelines defined in the 'Project Risk Assessment and Management' procedure.

Use of accounting estimates

The preparation of consolidated financial statements and interim reports in accordance with generally accepted accounting standards requires management to make accounting estimates based on complex or subjective judgments, past experience and assumptions deemed reasonable and realistic based on the information available at the time. The use of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.
Summarised below are those accounting estimates used in the preparation of consolidated financial statements and interim reports that are considered critical because they require management to make a large number of subjective judgments, assumptions and estimates regarding matters that are inherently uncertain. Changes in the conditions underlying such judgments, assumptions and estimates may have a significant affect on future results.

CONTRACT WORK IN PROGRESS
Contract work in progress for long-term contracts - for which estimates necessarily have a significant subjective component - are measured on the basis of estimated revenues and costs over the full life of the contract. Contract work in progress includes extra revenues from additional works following modifications to the original contracts if their realisation is likely and they can be

reasonably quantified. The ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, have made it necessary to include expected additional revenues in periodic statements even before a formal agreement with the counterpart has been reached.

IMPAIRMENT OF ASSETS

Saipem assesses its tangible and intangible assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable.

Impairment is recognised in the event of significant permanent changes in the outlook for the market segment in which the asset is used. Determination as to whether and how much an asset is impaired involves management estimates on complex and highly uncertain factors, such as future market performances, the effects of inflation and technology improvements on operating costs, and the outlook for global or regional market supply and demand conditions.

The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of the asset's fair value less costs to sell and its value in use. Value in use is the present values of the future cash flows expected to be derived from the use of the assets, less costs to sell. The expected future cash flows used for impairment reviews are based on judgemental assessments of future variables such as prices, costs, demand growth rate, and production volumes, considering the information available at the date of the review and are discounted by using a rate that reflects the risk inherent in the relevant activity. Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at cash-generating unit level, i.e. the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

BUSINESS COMBINATION

Accounting for business combinations requires the allocation to the assets and liabilities of the acquired business of the difference between purchase price and net carrying value. Any positive residual difference is recognised as goodwill. Negative residual differences are credited to the income statement. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

CONTINGENCIES

Saipem records provisions for contingencies primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for provisions is a complex estimation process that includes subjective judgements.

EMPLOYEE BENEFITS

Defined benefit plans and other long-term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilisation, and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account.

Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Saipem applies the corridor method to amortise its actuarial gains and losses. This method amortises on a pro-rata basis the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Recent accounting principles

Accounting standards and interpretations issued by IASB/IFRIC and endorsed by European Union
By European Commission Regulation No. 1358/2007 of November 21, 2007, IFRS 8 'Operating Segments' was endorsed, replacing IAS 14 'Segment Reporting'. IFRS 8 sets out requirements for disclosure of information about the group segments that management uses to make decisions about operating matters. The identification of operating segments is based on internal reports that are regularly reviewed by management in order to allocate resources to the segments and assess their performances. IFRS 8 shall be applied for annual periods beginning on or after January 1, 2009.

By Commission Regulation No. 611/2007 of June 1, 2007, IFRIC interpretation 11 'IFRS 2 - Group and Treasury Share Transactions' was endorsed. This interpretation gives guidance on how share-based payment arrangements involving parent company equity instruments should be accounted for in the separate financial statements of each group subsidiary. The interpretation also confirms that share-based payment transactions in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled, regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations. IFRIC 11 shall be applied for annual periods beginning on or after March 1, 2007 (for Saipem: 2008 financial statements).

Accounting standards and interpretations issued by IASB/IFRIC but not yet endorsed by EU
On March 29, 2007, IASB issued a revised IAS 23 'Borrowing Costs'. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The Company is required to capitalise such borrowing costs as part of the cost of the asset. The revised standard shall be applied for annual periods beginning on or after January 1, 2009.

On September 6, 2007, IASB issued a revised IAS 1 'Presentation of Financial Statements'. The revisions require, among other things, a statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expense directly recognised in equity, but excluded from net income, in accordance with IFRS. The revised standard will come into effect for the annual periods beginning on or after January 1, 2009.

On January 10, 2008, IASB issued a revised IFRS 3 'Business Combinations' and an amended version of IAS 27 'Consolidated and Separate Financial Statements'. The revisions to IFRS 3 require, among other things, acquisition-related costs to be accounted for separately from the business combination and then recognised as expenses rather than included in goodwill. The revised IFRS 3 also allows the choice of the full goodwill method which means recognising the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also relate to the recognition in the income statement of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts.
The amendments of IAS 27 require, among other things, that acquisitions or disposals of non-controlling interests in a subsidiary that do not result in the loss of control, shall be accounted for as equity transactions. By contrast, disposal of any interests that parent retains in a former subsidiary may result in a loss of control. In this case, at the date when control is lost the remaining investment retained is increased/decreased to fair value with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognised in the income statement.
The revised standards shall be applied for annual periods beginning on or after July 1, 2009 (for Saipem: 2010 financial statements).

On January 17, 2008, IASB issued a revised IFRS 2 'Share-based payment'. The amendment specifies the accounting treatment of all cancellations of a grant of equity instruments to employees. It also imposes that vesting conditions are only service and performance conditions required in return for the equity instruments issued. The amendment shall be applied for annual periods beginning on or after January 1, 2009.

On November 30, 2006, IFRIC issued IFRIC 12 'Service Concession Arrangements', which provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. This interpretation shall be applied for annual periods beginning on or after January 1, 2008.

On July 5, 2007, IFRIC issued IFRIC 14 'The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', which provides guidance on how companies should determine the limit on the amount of a surplus in an employee benefit plan that they can recognise as an asset. The interpretation also gives guidance on the amounts that companies can recover from the plan, either as refunds or reductions in contribution. The interpretation shall be applied for annual periods beginning on or after January 1, 2008.

Saipem is currently reviewing these new IFRS and interpretations to determine the likely impact on its consolidated financial statements.

Scope of consolidation at December 31, 2007

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
CONSOLIDATING COMPANY							
Saipem SpA	San Donato Milanese	EUR	441,410,900	Eni Corporate SpA Saipem SpA Third parties	42.91 1.34 55.75		
CONTROLLED COMPANIES							
ITALY							
Consorzio Ras - Realizzazioni Attraversamenti Sotterranei (**)	Udine	EUR	10,329	Snamprogetti SpA Third parties	51.00 49.00		E.M.
Ecos Group Srl	Rome	EUR	10,400	Snamprogetti SpA	100.00		E.M.
Consorzio Sapro	San Giovanni Teatino	EUR	10,329	Saipem SpA Third parties	51.00 49.00		Co.
Energy Maintenance Services SpA	San Donato Milanese	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Engineering & Management Services SpA	San Donato Milanese	EUR	309,600	Snamprogetti SpA	100.00	100.00	F.C.
Intermare Sarda SpA	Tortolì	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy International SpA	San Donato Milanese	EUR	2,550,000	Saipem SpA	100.00	100.00	F.C.
Saipem FPSO SpA	San Donato Milanese	EUR	884,000	Saipem SpA	100.00	100.00	F.C.
Saipem Projects SpA	San Donato Milanese	EUR	216,500,000	Saipem SpA	100.00	100.00	F.C.
Snamprogetti SpA	San Donato Milanese	EUR	103,200,000	Saipem Projects SpA	100.00	100.00	F.C.
Snamprogetti Sud SpA	Vibo Valentia	EUR	5,000,040	Snamprogetti SpA	100.00	100.00	F.C.
OUTSIDE ITALY							
Andromeda Consultoria Tecnica e Rapresentações Ltda	Rio de Janeiro (Brazil)	BRL	322,350,000	Snamprogetti SpA Snamprogetti Netherlands BV	99.00 1.00	100.00	F.C.
Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	100.00 0.01		E.M.
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa	99.99	100.00	F.C.
BOS Investment Ltd	London (United Kingdom)	GBP	5,000,000	Saipem sa	100.00	100.00	F.C.
BOS-UIE Ltd	London (United Kingdom)	GBP	3,300,000	BOS Investment Ltd	100.00	100.00	F.C.
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem sa	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV Third parties	50.00 50.00	50.00	F.C.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS - Equipment Rental & Services BV	100.00	100.00	F.C.
European Marine Contractors Ltd	London (United Kingdom)	GBP	1,000,000	European Marine Investments Ltd Saipem UK Ltd	50.00 50.00	100.00	F.C.
European Marine Investments Ltd	London (United Kingdom)	USD	20,000,000	Saipem International BV	100.00	100.00	F.C.
Frigstad Discoverer Invest Ltd	British Virgin Islands (United Kingdom)	USD	215,000	Saipem SpA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Frigstad Discoverer Invest (S) Pte Ltd	Singapore (Singapore)	USD	2	Frigstad Discoverer Invest Ltd	100.00	100.00	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	CHF	5,000,000	Snamprogetti Management Services SA	100.00	100.00	F.C.
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa	60.00	60.00	P.C.
				Third parties	40.00		
Hazira Cryogenic Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Services et Equipements Gaziers et Petroliers sa	55.00	55.00	F.C.
				Third parties	45.00		
Hazira Marine Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Saipem sa	99.99	100.00	F.C.
				Sofresid sa	0.01		
Katran-K Llc	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.
Moss Arctic Offshore AS	Lysaker (Norway)	NOK	100,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Maritime AS	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Offshore AS	Lysaker (Norway)	NOK	20,000,000	Moss Maritime AS	100.00	100.00	F.C.
Nigerian Services & Supply Co Ltd	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00		E.M.
North Caspian Service Co Llp	Almaty (Kazakhstan)	KZT	1,910,000,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	100,719,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	70.00	70.00	F.C.
				Third parties	30.00		
PT Saipem Indonesia	Jakarta (Indonesia)	USD	30,290,000	Saipem International BV	100.00	100.00	F.C.
Sagio - Companhia Angolana de Gestão de Instalações Offshore Lda	Luanda (Angola)	AOA	1,600,000	Saipem (Portugal) - Gestão de Participações SGPS SA	60.00		E.M.
				Third parties	40.00		
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa	70.00	70.00	P.C.
				Third parties	30.00		
Saibos Construções Maritimas Lda	Funchal (Portugal)	EUR	27,551,052	Saipem sa	100.00	100.00	F.C.
Saigut SA de Cv	Ensenada (Mexico)	MXN	90,050,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV	41.94	100.00	F.C.
				Third parties	58.06		
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV	89.41	89.41	F.C.
				Third parties	10.59		
Saipem (Portugal) Comércio Marítimo Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) - Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem Argentina Samic y F. (**)(***)	Buenos Aires (Argentina)	ARS	444,500	Saipem International BV Third parties	99.58 0.42		E.M.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		E.M.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV Third parties	97.94 2.06	97.94	F.C.
Saipem Contracting Algerie SpA	Hassi Messaoud (Algeria)	DZD	1,556,435,000	Sofresid sa	100.00	100.00	F.C.
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	14,719,299	Saipem FPSO SpA	100.00	100.00	F.C.
Saipem Engineering Nigeria Ltd (***)	Lagos (Nigeria)	NGN	72,000,000	Saipem International BV Third parties	98.96 1.04		E.M.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Services Ltd	Chennai (India)	INR	47,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Ltd	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Mediterranean Services Llc	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV ERS - Equipment Rental & Services BV European Maritime Commerce BV	99.92 0.04 0.04	100.00	F.C.
Saipem Perfurações e Construções Petroliferas Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services México SA de Cv	Mexico City (Mexico)	MXN	50,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saipem Services SA	Bruxelles (Belgium)	EUR	61,500	Saipem International BV ERS - Equipment Rental & Services BV	99.98 0.02	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	25,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (United Kingdom)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Venezuela SA	Caracas (Venezuela)	VEB	20,000,000	Saipem sa Third parties	99.95 0.05		Co.
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	86.00 14.00		E.M.
SAS Port de Tanger	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
Saudi Arabian Saipem Ltd	Al Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV Third parties	60.00 40.00	100.00	F.C.
Services et Equipements Gaziers et Petroliers sa	Donges (France)	EUR	38,125	Saipem sa Third parties	99.76 0.24	100.00	F.C.
Shipping and Maritime Services Ltd (***)	Lagos (Nigeria)	NGN	13,000,000	ERS - Equipment Rental & Services BV	100.00		E.M.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Snamprogetti Africa (Nigeria) Ltd (**)(***)	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV Snamprogetti Management Services SA	99.00 1.00		E.M.
Snamprogetti Canada Inc	Montreal (Canada)	CAD	100,100	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00		E.M.
Snamprogetti France sarl	Paris (France)	EUR	22,867	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Ltd	Basingstoke (United Kingdom)	GBP	15,000,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	EUR	50,000	Snamprogetti Netherlands BV Third parties	99.00 1.00	99.00	F.C.
Snamprogetti Management Services SA	Geneva (Switzerland)	CHF	50,000,000	Snamprogetti Netherlands BV Third parties	99.99 0.01	99.99	F.C.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Snamprogetti SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucharest (Rumania)	RON	5,034,100	Snamprogetti Netherlands BV Saipem International BV	99.00 1.00	100.00	F.C.
Snamprogetti Saudi Arabia Ltd	Al Khobar (Saudi Arabia)	SAR	10,000,000	Saipem International BV Snamprogetti Netherlands BV	95.00 5.00	100.00	F.C.
Snamprogetti USA Inc	Dover (USA)	USD	2,000	Saipem International BV	100.00	100.00	F.C.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Société de Construction d'Oleoducs Snc	Donges (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers sa Entreprise Nouvelle Marcellin sa	99.90 0.10	100.00	F.C.
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa Third parties	99.99 0.01	100.00	F.C.
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub AS	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd (**)	Aberdeen (United Kingdom)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Co	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA Sofresid sa Saipem (Portugal) Comércio Marítimo Lda	80.00 20.00	100.00	F.C.
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
Sud Est Cie sa	Aix en Provence (France)	EUR	95,440	Sofresid sa Third parties	99.62 0.38		Co.
TBE Ltd	Damietta (Egypt)	EGP	50,000	Saipem sa Third parties	70.00 30.00		E.M.
Varisal - Serviços de Consultadoria e Marketing Lda	Funchal (Portugal)	EUR	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	F.C.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
AFFILIATED COMPANIES							
ITALY							
ASG Scarl	San Donato Milanese	EUR	50,864	Snamprogetti SpA Third parties	55.41 44.59	55.41	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	San Donato Milanese	EUR	51,646	Snamprogetti SpA Saipem SpA Third parties	50.10 0.26 49.64	50.36	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Due	San Donato Milanese	EUR	51,646	Snamprogetti SpA Saipem SpA Third parties	40.00 12.00 48.00		E.M.
Consorzio Bonifica Aree e Siti Inquinati (**)	Milan	EUR	20,658	Snamprogetti SpA Third parties	50.00 50.00		E.M.
Consorzio Controlli Integrati in Agricoltura (**)	Rome	EUR	51,646	Snamprogetti SpA Third parties	22.50 77.50		E.M.
Consorzio Snamprogetti Abb Lg Chemicals (**)	San Donato Milanese	EUR	50,000	Snamprogetti SpA Third parties	50.00 50.00	50.00	P.C.
Consorzio U.S.G.	Parma	EUR	25,823	Saipem SpA Third parties	40.00 60.00		Co.
ITA - Consorzio Italiano per il Telerilevamento dell'Ambiente e dell'Agricoltura	Rome	EUR	12,395	Snamprogetti SpA Third parties	49.00 51.00		E.M.
Modena Scarl	San Donato Milanese	EUR	400,000	Snamprogetti SpA Third parties	59.33 40.67	59.33	P.C.
Rodano Consortile Scarl	San Donato Milanese	EUR	250,000	Snamprogetti SpA Third parties	53.57 46.43	53.57	P.C.
Rosbos Scrl (**)	Ravenna	EUR	10,400	Saipem sa Third parties	50.00 50.00		E.M.
Rosfin Srl	Ravenna	EUR	9,649,200	Saipem sa Third parties	33.33 66.77		Co.
SP - TKP Fertilizer Srl	San Donato Milanese	EUR	50,000	Snamprogetti SpA Third parties	50.00 50.00	50.00	P.C.
TSKJ Italia Srl (**)	San Donato Milanese	EUR	50,000	Snamprogetti SpA Third parties	25.00 75.00		E.M.
OUTSIDE ITALY							
02 Pearl snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Africa Oil Services sa (**)	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers sa Third parties	44.88 55.12		E.M.
Barber Moss Ship Management AS	Lysaker (Norway)	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Bonny Project Management Co Ltd	Greenford (United Kingdom)	GBP	1,000	LNG - Serviçõs e Gestão de Projectos Lda	100.00		E.M.
BOS Shelf Ltd Society	Baku City (Azerbaijan)	AZM	2,000	Star Gulf Free Zone Co Third parties	50.00 50.00	50.00	P.C.
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
CMS&A Wll	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV Third parties	20.00 80.00	50.00	P.C.
Dalia Floater Angola Snc	Courbevoie (France)	EUR	0.1	Entreprise Nouvelle Marcellin sa Third parties	27.50 72.50	27.50	P.C.
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Doris Engenharia Lda	Rio de Janeiro (Brazil)	BRL	2,203,170	Doris Engineering sa	50.00		E.M.
				Third parties	50.00		
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa	40.00		E.M.
				Third parties	60.00		
Doris USA Inc	Houston (USA)	USD	1,500,000	Doris Engineering sa	100.00		E.M.
Fertilizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV	20.00		E.M.
				Third parties	80.00		
Fertilizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV	20.00		E.M.
				Third parties	80.00		
Fertilizantes Nitrogenados de Venezuela CEC	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
Fertilizantes Nitrogenados de Venezuela Srl	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
FPSO Firenze Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras - Produção de Petròleo Lda	100.00	50.00	P.C.
FPSO Mystras - Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Gaztransport et Technigaz sas	Saint Remy Les Chevreuse (France)	EUR	370,288	Saipem sa	30.00		E.M.
				Third parties	70.00		
Kazakhoil Bouygues Offshore Sarl	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa	50.00		Co.
				Third parties	50.00		
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOR	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	40.00		E.M.
				Third parties	60.00		
Lipardiz - Construção de Estruturas Maritimas, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	C.P
				Third parties	50.00		
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		E.M.
				Third parties	75.00		
Mangrove Gas Netherlands BV	Amsterdam (Netherlands)	EUR	2,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Moss Krylov Maritime	San Pietroburgo (Russian Federation)	RUB	98,000	Moss Maritime AS	50.00		E.M.
				Third parties	50.00		
Moss Mosvold II Management Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00		E.M.
				Third parties	50.00		
Nigetecsa Free Zone Enterprise	Olokola (Nigeria)	USD	40,000	Saipem International BV	50.00		E.M.
				Third parties	50.00		
Offshore Design Engineering Ltd	London (United Kingdom)	GBP	100,000	Saipem sa	50.00	50.00	P.C.
				Doris Engineering sa	50.00		
RPCO Enterprises Ltd	Nicosia (Cyprus)	CYP	10,000	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
Saipar Drilling Co BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV	50.00	50.00	P.C.
				Third parties	50.00		

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem Aban Drilling Co Private Ltd	Chennai (India)	INR	50,000,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Kharafi National MMO Fz Co	Dubai (United Arab Emirates)	AED	600,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	SAR	10,000,000	Saipem International BV Third parties	40.00 60.00		E.M.
Saipem Triune Engineering Private Ltd	New Delhi (India)	INR	200,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Bucharest (Rumania)	RON	172,500	Tecnoprojecto Internacional Projectos e Realizações Industriais SA	100.00		E.M.
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa Third parties	99.62 0.38		Co.
Servicios de Construçiones Caucedo sa	Santo Domingo (Dominican Republic)	DOP	100,000	Saipem sa Third parties	49.70 50.30	49.70	P.C.
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Third parties	33.33 66.67	33.33	P.C.
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
SPF - TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France sarl Third parties	50.00 50.00	50.00	P.C.
SSS-Capital Llc	Mosca (Russian Federation)	RUB	100,000	Starstroi Security Llc Third parties	99.00 1.00		E.M.
Starstroi Llc	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi Security Llc	100.00		E.M.
Starstroi Security Llc	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Llc	100.00		E.M.
Sud-Soyo Urban Development Lda	Soyo (Angola)	AOA	20,000,000	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	49.00 51.00		E.M.
T.C.P.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00		E.M.
Tchad Cameroon Maintenance BV	Schiedam (Netherlands)	EUR	18,000	Saipem sa Third parties	40.00 60.00		E.M.
Technip-Zachry-Saipem LNG Lp	Houston (USA)	USD	5,000	TZS Llc (NV) TZS Llc (TX)	99.00 1.00	20.00	P.C.
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Linda a Velha Oeiras (Portugal)	EUR	700,000	Saipem sa Third parties	42.50 57.50		E.M.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Serviçōes de Engenharia Lda	100.00		E.M.
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		E.M.
TSKJ - Serviçōes de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
TSKJ - US Llc	Wilmington (USA)	USD	1,000	Snamprogetti USA Inc Third parties	25.00 75.00		E.M.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
TSLNG snc	Courbevoie (France)	EUR	20,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
TSS Dalia snc	Courbevoie (France)	EUR	0	Saipem sa Third parties	27.50 72.50	27.50	P.C.
TS USAN snc	Courbevoie (France)	EUR	20,000	Saipem sa Third parties	50.00 50.00		E.M.
TZS Llc (NV)	Reno (USA)	USD	10,000	Saipem America Inc Third parties	20.00 80.00	20.00	P.C.
TZS Llc (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc Third parties	20.00 80.00	20.00	P.C.

The Saipem Group comprises 171 companies: 78 are consolidated using the full consolidation method, 35 with the proportionate consolidation method, 48 with the equity method and 10 with the cost method.

(*) F.C. = full consolidation, P.C. = proportional consolidation, E.M. = equity method, Co. = cost method

Changes in the scope of consolidation

Changes in the scope of consolidation with respect to the consolidated financial statements at December 31, 2006, are detailed below in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:
- on February 21, 2007, the company **Bos Italia Srl**, consolidated using the equity method, was delisted from the Register of Companies;
- on February 21, 2007, the company **Upstream Constructors International Fz Co**, previously consolidated using the proportional method, was put into liquidation;
- on February 21, 2007, the company **Saibos FZE**, previously consolidated using the full consolidation method, was put into liquidation;
- on March 6, 2007, the company **ZAO Haldor Topsoe** was consolidated using the proportional method, since it has reached relevant side;
- on March 7, 2007, the Angolan company **Sud-Soyo Urban Development Lda** was incorporated and is consolidated using the equity method;
- on March 15, 2007, the French company **TSLNG snc**, was incorporated and is consolidated using the proportional method;
- on March 26, 2007, the company **Société Nouvelle Technigaz sa**, previously consolidated using the full consolidation method, was put into liquidation and delisted from the Register of Companies on June 4, 2007;
- on April 9, 2007, the company **Saipem Argentina Samic y F.**, consolidated using the equity method, was put into liquidation;
- on April 10, 2007, the Nigerian company **Nigetecsa Free Zone Enterprise** was incorporated and is consolidated using the equity method;
- on April 19, 2007, 100% of the share capital in the Portuguese company **Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda** was purchased from third parties. The company is consolidated using the equity method;
- on April 30, 2007, the company **CENMC Canada Inc**, previously consolidated using the full consolidation method, was sold by European Maritime Commerce BV to Snamprogetti Canada Inc and put into liquidation on the same date;
- on May 4, 2007, the company **Bormida 2005 Scarl**, previously consolidated using the equity method, was put into liquidation;
- on June 15, 2007, 20% of the share capital in the company **Saigut SA de Cv** was purchased from third parties. As a result, at December 31, 2007 the company is fully owned by Saimexicana SA de Cv;
- on June 18, 2007, the French company **TS USAN snc** was incorporated and is consolidated using the equity method;
- on June 21, 2007, the company **Africa Oil Services SA**, previously consolidated using the equity method, was put into liquidation;
- on June 30, 2007, the company **Snamprogetti Romania Srl**, previously consolidated using the equity method, was consolidated using the full consolidation method, since it has reached relevant side;
- on July 2, 2007, 0.01% of the share capital in the company **Boscongo sa** was purchased from third parties. As a result, at December 31, 2007, Saipem sa holds a 99.99% stake in the company;
- on July 4, 2007, the UAE company **Saipem Taqa Al Rushaid Fabricators Co Ltd** was incorporated and is consolidated using the equity method;
- on July 12, 2007, the companies **Camom Gesellschaft fur Instandhaltung und Montagen GmbH** and **Camom sa**, consolidated using the full consolidation method, were sold to third parties;
- on July 12, 2007, the companies **Camom Industrie Instandhaltung GmbH & Co KG** and **Camom Industrie Instandhaltung Verwaltungs GmbH**, consolidated using the cost method, were sold to third parties;
- on July 12, 2007, the company **Ateliers Ferroviaires d'Artix sas**, consolidated using the cost method, was sold to third parties;
- on July 12, 2007, the company **PMS - Petrochemicals Maintenance Services GmbH**, previously consolidated using the equity method, was sold to third parties;
- on July 15, 2007, the company **Saibos FZE**, previously consolidated using the full consolidation method, was delisted from the Register of Companies;
- on July 15, 2007, the company **Upstream Constructors International Fz Co**, previously consolidated using the proportional method and which had previously been put into liquidation, was delisted from the Register of Companies;
- on August 2, 2007, Saipem International BV increased its stake in **Saipem Argentina Samic y F.**, consolidated using the equity method. As a result, at December 31, 2007, it owns a 99.58% stake in the company;
- on September 6, 2007, the company **Snamprogetti Africa (Nigeria) Ltd**, previously consolidated using the equity method, was put into liquidation;

- on September 11, 2007, **Consorzio Bonifica Aree e Siti Inquinati**, previously consolidated using the equity method, was put into liquidation;
- on September 21, 2007, Saipem (Portugal) - Gestão de Participações SGPS SA sold a 50% stake in the company **Varisal - Serviços de Consultadoria e Marketing Lda** to third parties. Previously consolidated using the equity method, the company is now consolidated using the full consolidation method, since it has exceeded the materiality threshold;
- on September 27, 2007, the company **Haldor Topsoe AS**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Zao Haldor Topsoe**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Topsoe Fuel Cell AS**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Subcontinent Ammonia Investment Co ApS**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Haldor Topsoe International AS**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Haldor Topsoe Inc**, previously consolidated using the proportional method, was sold to third parties;
- on September 27, 2007, the company **Haldor Topsoe India Private Ltd**, previously consolidated using the proportional method, was sold to third parties;
- on October 18, 2007, the company **TBE Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method since it is below the materiality threshold;
- on October 18, 2007, the company **Nigerian Services & Supply Co Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method since it is below the materiality threshold;
- on October 18, 2007, the company **SAIR Construções Mecanicas de Estruturas Maritimas Lda**, previously consolidated using the full consolidation method, was consolidated using the equity method since it is below the materiality threshold;
- on October 19, 2007, a 100% interest in the Norwegian company **Frigstad Discoverer Invest Ltd** was purchased from third parties. The company is consolidated using the full consolidation method;
- on October 19, 2007, a 100% interest in the Singapore company **Frigstad Discoverer (S) Invest Pte Ltd** was purchased from third parties. The company is consolidated using the full consolidation method;
- on October 23, 2007, the company **TSKJ Italia Srl**, previously consolidated using the equity method, was put into liquidation;
- on October 23, 2007, the company **Bormida 2005 Scarl**, consolidated using the equity method and which had previously been put into liquidation, was delisted from the Register of Companies;
- on November 30, 2007, the company **Sonsub Ltd**, previously consolidated using the full consolidation method, was put into liquidation;
- on December 3, 2007, the company **Snamprogetti Kazakhstan Llp**, consolidated using the equity method and which had previously been put into liquidation, was delisted from the Register of Companies;
- on December 5, 2007, the company **CENMC Canada Inc**, consolidated using the full consolidation method and which had previously been put into liquidation, was delisted from the Register of Companies;
- on December 10, 2007, the Italian company **Ecos Group Srl** was purchased from third parties. The company is consolidated using the equity method;
- on December 12, 2007, the Romanian company **SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA** was incorporated and is consolidated using the equity method;
- on December 13, 2007, a stake of 50% in the Brazilian company **Doris Engenharia Lda** was purchased from third parties. The company is consolidated using the equity method;
- on December 18, 2007, the **Consorzio Snamprogetti Abb Lg Chemicals**, consolidated using the proportional method, was put into liquidation.

Change of company names or transfer of holdings between group companies not affecting the scope of consolidation:
- on March 20, 2007, a 50% stake in the company **Mangrove Gas Netherlands BV**, consolidated using the proportional method, was sold by Snamprogetti Netherlands BV to Saipem (Portugal) - Gestão de Participações SGPS SA;
- on March 28, 2007, a 50% stake in the company **Charville - Consultores e Serviços, Lda**, consolidated using the proportional method, was sold by Snamprogetti Management Services SA to Saipem (Portugal) - Gestão de Participações SGPS SA;

- on April 12, 2007, a 50% stake in the company **Southern Gas Constructors Ltd**, consolidated using the proportional method, was sold by Snamprogetti Netherlands BV to Saipem (Portugal) - Gestão de Participações SGPS SA;
- on June 4, 2007, a 22.22% stake in the company **Gaztransport et Technigaz sas**, consolidated using the equity method, was sold by Société Nouvelle Technigaz sa to Saipem sa;
- on June 4, 2007, a 3% stake in the company **STTS Snc**, consolidated using the proportional method, was sold by Société Nouvelle Technigaz sa to Saipem sa;
- on June 4, 2007, a 70% stake in the company **TBE Ltd**, consolidated using the full consolidation method, was sold by Société Nouvelle Technigaz sa to Saipem sa;
- on June 5, 2007, a 1% stake in the company **Andromeda Consultoria Tecnica e Rapresentações Ltda**, consolidated using the full consolidation method, was sold by Snamprogetti Management Services SA to Snamprogetti Netherlands BV;
- on June 5, 2007, the company **Snamprogetti Ltd**, consolidated using the full consolidation method, was sold by Snamprogetti Management Services SA to Snamprogetti Netherlands BV;
- on June 5, 2007, a 95% stake in the company **Snamprogetti Saudi Arabia Ltd**, consolidated using the full consolidation method, was sold by Snamprogetti Management Services SA to Saipem International BV;
- on June 5, 2007, the company **Snamprogetti USA Inc**, consolidated using the full consolidation method, was sold by Snamprogetti Netherlands BV to Saipem International BV;
- on June 8, 2007, a 0.1% stake in the company **Société de Construction d'Oleoducs snc**, consolidated using the full consolidation method, was sold by Camom sa to Entreprise Nouvelle Marcellin sa;
- on July 20, 2007, Saipem International BV purchased a 1% stake in the company **Snamprogetti Romania Srl**, consolidated using the full consolidation method, from Snamprogetti Management Services SA;
- on December 1, 2007, stakes of 67.53% and 32.47% in the company **Snamprogetti Canada Inc**, consolidated using the full consolidation method, were sold to Saipem International BV by European Maritime Commerce BV and Snamprogetti Netherlands BV, respectively;
- on December 6, 2007, Saipem International BV purchased a 100% interest in **Global Petroprojects Services AG** from Snamprogetti Management Services SA.

Information required by IAS 31 relating to the financial data of jointly controlled entities consolidated using the proportional method is provided in Note 42.

Notes to the consolidated financial statements

Current assets

1 Cash and cash equivalents

Cash and cash equivalents amounted to €2,170 million (€1,322 million at December 31, 2006), representing an increase of €848 million on the previous year, and mainly related to Snamprogetti and Saipem sa.

Cash and equivalents at year-end, 67% of which are denominated in euro, 19% in US dollars and 14% in other currencies, received an average interest rate of 3.92%; €1,409 million thereof (€602 million at December 31, 2006) are on deposit at Eni Group financial companies. Cash and cash equivalents include cash and cash on hand of €6 million (€58 million at December 31, 2006).

At December 31, 2007, there are no financial receivables due within 90 days (€39 million at December 31, 2006).

The breakdown of cash and cash equivalents of Saipem and other Group companies at December 31, 2007 by geographical area (based on the country of domicile of the relevant company) is as follows:

(€ million)	
Italy	1,137
Rest of Europe	692
CSI	-
Rest of Asia	157
Africa	132
Americas	52
Total	**2,170**

2 Other financial assets held for trading or available for sale

At December 31, 2007, there are no other financial assets held for trading or available for sale (€4 million at December 31, 2006).

3 Trade and other receivables

Trade and other receivables of €3,333 million (€3,306 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Trade receivables	2,929	2,897
Financing receivables for operating purposes	-	18
Financing receivables for non-operating purposes	45	58
Other receivables	332	360
Total	**3,306**	**3,333**

Receivables are recorded net of the provision for impairment losses of €69 million:

(€ million)	31.12.2006	Additions	Deductions	Exchange differences	Other changes	31.12.2007
Trade receivables	63	20	(7)	-	(10)	66
Other receivables	18	-	(1)	-	(14)	3
Total	**81**	**20**	**(8)**	**-**	**(24)**	**69**

Other changes relates principally to the deconsolidation of the Haldor Topsøe AS Group.

Trade receivables amounted to €2,897 million, representing a decrease of €32 million. €212 million (€275 million at December 31, 2006) are due from parent companies (Eni SpA and its divisions).

Receivables from related parties are shown in Note 43 'Transactions with related parties'.

Trade receivables include retention amounts guaranteeing contract work in progress of €156 million (€70 million at December 31, 2006), of which €21 million are due within one year and €135 million due after one year.
Trade receivables past due, but not impaired, amount to €224 million, of which €30 million from 1 to 90 days past due, €10 million from 3 to 6 months past due, €170 million from 6 to 12 months past due and €14 million more than one year past due. These receivables are primarily due from high credit quality counterparties. Receivables for financing operating activities include an amount of €16 million relating to financing granted to a foreign affiliated company for the building of strategic assets.
Financing receivables not related to operations of €58 million (€45 million at December 31, 2006) mainly relate to the receivable held by Saipem SpA and Snamprogetti SpA for the loan of working capital to the CEPAV Due Consortium.
Receivables from jointly controlled companies, with regard to the non-consolidated portion, are as follows:

(€ million)	31.12.2006	31.12.2007
Haldor Topsøe	3	-
RPCO Enterprises Ltd	18	1
CMS&A Wll	1	1
SP - TKP Fertilizer Srl	1	-
SPF - TKP Omifpro Snc	2	-
Charville - Consultores e Serviços, Lda	7	8
Lipardiz - Construção de Estruturas Maritimas, Lda	7	11
FPSO Firenze Produção de Petróleo, Lda	1	-
Saipar Drilling Co BV	-	1
Starstroi Llc	15	7
Saibos Akogep Snc	1	-
Guangdong Contractor Snc	8	-
Société pour la Realisation du Port de Tanger Mediterranée	4	1
02 Pearl snc	1	6
Total	69	36

Other receivables of €360 million consist of the following:

(€ million)	31.12.2006	31.12.2007
Receivables from:		
- insurance companies	8	7
- employees	13	15
- national insurance/social security contributions	1	-
- non-financial public administrations	4	4
- bank accounts due within/after one year	-	30
Prepayments for services	210	75
Receivables from joint ventures	19	27
Guarantee deposits	7	19
Current bills	16	-
Other	54	183
Total	**332**	**360**

Other receivables past due, but not impaired, amount to €82 million, of which €81 million from 6 months to 1 year past due and €1 million more than 1 year past due. These receivables are primarily due from high credit quality counterparties.
Receivables from related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.
Receivables in currencies other than euro amounted to €1,909 million (€1,195 million at December 31, 2006) and their breakdown by currency is as follows:
- US Dollar 71% (59% at December 31, 2006);
- Saudi Arabian Ryal 4% (8% at December 31, 2006);
- British Pound Sterling 4% (7% at December 31, 2006);
- other currencies 21% (26% at December 31, 2006).

[4] Inventories

Inventories of €998 million (€1,053 million at December 31, 2006) consist of the following:

	31.12.2006			31.12.2007		
(€ million)	Work in progress	Other	Total	Work in progress	Other	Total
Raw and auxiliary materials and consumables	-	278	278	-	246	246
Work in progress	488	-	488	573	-	573
Advances	287	-	287	179	-	179
Total	**775**	**278**	**1,053**	**752**	**246**	**998**

Inventories are stated net of the valuation allowance of €2 million.

(€ million)	31.12.2006	Additions	Deductions	Other changes	31.12.2007
Inventories valuation allowance	2	1	(1)	-	2
	2	1	(1)	-	2

Contract work in progress, amounting to €573 million (€488 million at December 31, 2006) includes sums associated with requests for payments not yet formally accepted by clients, but which are deemed probable and reasonably estimated.
Advances of €179 million refer to sums paid to third party suppliers to purchase materials relating to contract work in progress on long-term jobs and concern Snamprogetti and its subsidiaries.
Receivables from related parties are shown in Note 43 'Transactions with related parties'.

5 Current tax assets

Current tax assets consist of the following:

(€ million)	31.12.2006	31.12.2007
- Italian tax authorities	12	2
- Foreign tax authorities	52	41
Total	**64**	**43**

The decrease in income tax assets of €21 million is mainly related to the changes in the amounts due to Saipem SpA from Italian tax authorities and to foreign group companies (principally Saipem sa) from local tax authorities.

6 Other current tax assets

Other current tax assets of €228 million (€164 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
- Italian tax authorities:	81	127
. VAT credits	65	120
. other	16	7
- Foreign tax authorities:	83	101
. VAT credits	60	68
. other	23	33
Total	**164**	**228**

The increase in other current tax assets of €64 million is almost entirely related to VAT credits due to the affiliated company Snamprogetti SpA (€55 million from the Italian tax authorities and €8 million from foreign tax authorities).

7 Other assets

Other assets of €272 million (€171 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Fair value of non-hedging derivatives	30	14
Fair value of cash flow hedge derivatives	73	74
Other	68	184
Total	**171**	**272**

At December 31, 2007, fair value of derivative instruments was equal to a positive amount of €88 million (€103 million at December 31, 2006).
The fair value of interest rate swaps, amounting to €7 million, are shown under Note 12 'Other financial assets', while the fair value of long-term currency swaps is shown under Note 14 'Other assets'.
The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2007, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on the spot exchange rate, the year end exchange rate and the respective forward interest rate.
The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at December 31, 2007, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.

Fair value of derivative contracts by type is provided in the following table:

	Assets 31.12.2006			Assets 31.12.2007		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	3	600		6	400	
- forward currency contracts (Spot component)						
. purchase	4			5		
. sale	86			85		
Total	90			90		
- forward currency contracts (Forward component)						
. purchase	1			-		
. sale	(18)			(13)		
Total	(17)	869	2,081	(13)	186	2,034
Total derivative contracts qualified for hedge accounting	**76**			**83**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-	100		1	100	
- forward currency contracts (Spot component)						
. purchase	4			1		
. sale	36			11		
Total	40			12		
- forward currency contracts (Forward component)						
. purchase	(1)			-		
. sale	(9)			(1)		
Total	(10)	321	709	(1)	107	523
- commodities						
. futures	-	-		1	5	
. other derivative contracts	-			2		
Total	-			3		
Total derivative contracts not qualified for hedge accounting		**30**			**15**	
Total	**106**			**98**		

Derivatives designated as cash flow hedges relate to forward purchase and sale transactions (forward outrights and currency swaps).

The cash flows and the income statement impact of hedged highly probably forecast transactions at December 31, 2007 are expected to occur up until 2010.

During 2007, there were no cases of hedged items being no longer considered highly probable.

The fair value of derivatives designated as hedges at December 31, 2007 is equal to a positive amount of €77 million (€73 million at December 31, 2006). The effective portion (spot component) of fair value movements in these derivatives, amounting to €90 million (€90 million at December 31, 2006), was deferred in a hedging reserve in equity, while the forward component (the ineffective portion of fair value movements), amounting to €13 million (€17 million at December 31, 2006), was recognised in the income statement as financial expenses.

The fair value of derivatives designated as hedges at December 31, 2007 is equal to a negative amount of €79 million (€43 million at December 31, 2006). The effective portion (spot component) of fair value movements in these derivatives, amounting to €91 million (€47 million at December 31, 2006), was deferred in a hedging reserve in equity, while the forward component (the ineffective portion of fair value movements), amounting to €12 million (€4 million at December 31, 2006), was recognised in the income statement as financial income.

During 2007, operating revenues and costs were adjusted by a net positive amount of €64 million to reflect the effects of hedging. Other approximately €13 million was recorded as a reduction of the cost of construction of tangible assets.

Other assets at December 31, 2007 amount to €184 million, representing an increase of €116 million on the previous year and consist of: prepayments of €140 million (€27 million at December 31, 2006), insurance premiums of €5 million (€13 million at December 31, 2006), costs of office leases of €10 million (€10 million at December 31, 2006) and other assets of €29 million (€33 million at December 31, 2006).
Receivables from related parties are shown in Note 43 'Transactions with related parties'.

Non-current assets

8 Property, plant and equipment

Property, plant and equipment amounting to €3,562 million (€2,345 million at December 31, 2006) consist of the following:

(€ million)	Net value at the beginning of the year	Investments	Depreciation and impairments	Disposals	Changes in the scope of consolidation	Exchange rate differences	Other changes	Net value at year end	Gross value at year end	Provision for depreciation and impairment
31.12.2006										
Land	5	9	-	-	1	(1)	-	14	14	-
Buildings	82	29	(25)	(1)	36	(7)	58	172	322	150
Plant and machinery	1,522	122	(153)	(5)	40	(15)	93	1,604	3,434	1,830
Industrial and commercial equipment	27	31	(24)	(1)	2	(3)	35	67	350	283
Other assets	18	12	(17)	-	10	-	1	24	134	110
Assets under construction and advances	249	397	-	-	4	(3)	(183)	464	464	-
Total	**1,903**	**600**	**(219)**	**(7)**	**93**	**(29)**	**4**	**2,345**	**4,718**	**2,373**
31.12.2007										
Land	14	-	-	(1)	-	(1)	-	12	12	-
Buildings	172	19	(19)	(1)	-	(6)	(27)	138	256	118
Plant and machinery	1,604	269	(207)	(5)	-	(34)	304	1,931	3,812	1,881
Industrial and commercial equipment	67	60	(30)	-	-	(4)	-	93	394	301
Other assets	24	25	(13)	(1)	-	(2)	5	38	130	92
Assets under construction and advances	464	1,049	-	-	213	(23)	(353)	1,350	1,350	-
Total	**2,345**	**1,422**	**(269)**	**(8)**	**213**	**(70)**	**(71)**	**3,562**	**5,954**	**2,392**

Vessels employed in Offshore and Offshore Drilling activities are included under the caption 'Plant and machinery'.
Capital expenditure made during the year amounted to €1,635 million (€600 million at December 31, 2006) and related to the following sectors: Offshore Drilling (€693 million), Offshore (€566 million), Onshore Drilling (€267 million) and Onshore (€109 million). Capital expenditure includes 'Changes in the scope of consolidation', amounting to €213 million and resulting from the acquisition of the company Frigstad Discoverer Invest Ltd. This amount includes the difference between the purchase price and the shareholders' equity of the purchased company, which was allocated to assets under construction.
The main items of capital expenditure during the year included:

- construction of the deepwater semi-submersible drilling rigs Scarabeo 8 and Scarabeo 9 and of the new ultra-deep water drillship Saipem 12000, and the purchase of the new jack-up Perro Negro 6 (€604 million);
- the purchase of 13 onshore drilling rigs due to operate in South America and construction of a further 10 rigs for which long-term lease contracts have already been secured (€223 million);
- conversion of a tanker into an FPSO unit due to operate in the Gimboa field in Angola on behalf of Sonangol P&P (€175 million);
- conversion of a tanker into an FPSO unit due to operate in Petrobras' Golfinho 2 field in Brazilian waters (€118 million);
- construction of the new pipelayer for offshore activities (€67 million);
- strengthening the operating bases/yards in Kazakhstan, West Africa and the Far East (€65 million);
- maintenance and upgrading of the existing asset base (€383 million).

Buildings, plant and machinery include €34 million relating to the finance lease contract for the utilisation of the semi-submersible platform Scarabeo 5.
The changes included in 'Other changes' mainly relate to the reclassification of €319 million pertaining to the FPSO unit Cidade de Vitoria (which entered service in November 2007) from 'Assets under construction' to 'Plant and machinery' and the deconsolidation of the Haldor Topsøe AS Group and Camom sa, which were sold during the year to third parties for approximately €70 million.
Financial expenses capitalised during the year, calculated using an average interest rate of 4.30.%, amounted to €23 million (€14 million at December 31, 2006).
The main depreciation rates used are as follows:

(%)	
Buildings	2.50 - 12.50
Plant and machinery	7.00 - 25.00
Industrial and commercial equipment	3.75 - 67.00 (*)
Other assets	12.00 - 20.00

(*) The highest rate is applied to assets to be used on specific projects where depreciation is based on project duration.

Exchange rate differences due to the translation of financial statements prepared in currencies other than the euro of €70 million mainly relate to companies whose functional currency is the US dollar.
The gross carrying value of fully depreciated property, plant and equipment that is still in use amounts to €99 million (€93 million at December 31, 2006) and mainly consists of project-specific equipment which has been fully depreciated over the life of the project.
During the year no government grants were recorded as a decrease of the carrying value of property, plant and equipment.
At the balance sheet date, all property, plant and equipment was free from pledges, mortgages and/or other obligations.
The total commitment on current items of capital expenditure at December 31, 2007 amounted to €1,317 million.

Finance leases

Assets held under finance lease at December 31, 2007, can be analysed as follows:

(€ million)

Leased asset	31.12.2006	31.12.2007	Lease payment	Lease obligations outstanding at 31.12.2007	Due within 1 to 2 years	Due within 2 to 5 years	Average interest rate (%)
Semi-submersible platform Scarabeo 5	37	34	3	4	-	-	5.30
Onshore drilling rigs	2	-	-	-	-	-	-
Total	**39**	**34**	**3**	**4**	-	-	

The value of the semi-submersible platform Scarabeo 5 includes residual costs to be depreciated for upgrading and major inspections carried out on the vessel, which amount to a total of €8 million at December 31, 2007 (€9 million at December 31, 2006).
Information by business sector and geographical area are provided in Note 42 'Information by business sector and geographical area'.

9 Intangible assets

Intangible assets of €750 million (€849 million at December 31, 2006) consist of the following:

(€ million)	Net value at the beginning of the year	Investments	Amortisation and impairments	Change in the scope of consolidation	Other changes	Net value at year end	Gross value at year end	Provision for amortisation and impairments
31.12.2006								
Intangible assets with a finite life								
Development costs	6	-	(1)	-	-	5	10	5
Industrial patent rights and intellectual property rights	6	5	(8)	1	2	6	90	84
Concessions, licenses and trademarks	-		(1)	2	-	1	38	37
Assets in progress and advances	2	1	-	-	(1)	2	2	-
Other intangible assets	-	-	-	1	-	1	18	17
Intangible assets with an indefinite life								
Goodwill	823	8	(1)	1	3	834	834	-
Total	**837**	**14**	**(11)**	**5**	**4**	**849**	**992**	**143**
31.12.2007								
Intangible assets with a finite life								
Development costs	5	-	(1)	-	-	4	10	6
Industrial patent rights and intellectual property rights	6	5	(4)	-	(2)	5	76	71
Concessions, licenses and trademarks	1	2	(2)	-	(1)	-	50	50
Assets in progress and advances	2	1	-	-	-	3	3	-
Other intangible assets	1	1	(3)	-	8	7	26	19
Intangible assets with an indefinite life								
Goodwill	834	-	(2)	-	(101)	731	731	-
Total	**849**	**9**	**(12)**	**-**	**(96)**	**750**	**896**	**146**

Development costs of €4 million pertain mainly to the implementation of software and equipment to improve ultra-deep water operations (€5 million in 2006).

Industrial patent rights and intellectual property rights of €5 million consist mainly of costs for the roll-out of SAP modules at subsidiary companies (€6 million in 2006).

Goodwill of €731 million refers to the difference between the purchase price, inclusive of related costs, and the net equity of Saipem sa (€689 million), Sofresid sa (€21 million), the Moss Maritime Group (€15 million), Snamprogetti SpA (€3 million), Saipem India Project Services Ltd (€2 million), and Energy Maintenance Services SpA (€1 million).

'Other changes' include the reclassification of the associated goodwill allocated to Gaztransport et Technigaz sas as 'Assets classified held for sale' (€81 million) and to Camom sa (€12 million), which was sold during the year.

To determine the recoverable amount, goodwill has been allocated to the following cash-generating units:

(€ million)	31.12.2007
Offshore	416
Onshore	315
Total	**731**

The recoverable amount of cash generating units is determined based on expected future cash flows estimated using Saipem's 2008-2011 Strategic Plan, and applying discount rates that reflect current market assessments of the time value of money and the risks specific to the asset and terminal growth rates in line with the inflation level implicit in the discount rates.

The main depreciation rates used are as follows:

(%)	
Development costs	20.00 - 20.00
Industrial patent rights and intellectual property rights	6.66 - 7.50
Concessions, licenses, trademarks and similar (included in 'Industrial patent rights')	20.00 - 20.00
Other intangible assets	20.00 - 33.00

10 Investments accounted for using the equity method

Investments accounted for using the equity method of €35 million (€146 million at December 31, 2006) consist of the following:

(€ million)	Net value at the beginning of the year	Acquisitions and subscriptions	Gains from the valuation of investments accounted for using the equity method	Losses from the valuation of investments accounted for using the equity method	Deduction for dividends	Changes in the scope of consolidation	Exchange rate differences	Other changes	Net value at year end	Provision for impairment
31.12.2006										
Investments in subsidiaries	2	1	1	(1)	(1)	1	-	(1)	2	-
Investments in affiliated companies	36	-	36	(3)	(22)	107	(10)	-	144	-
Total	**38**	**1**	**37**	**(4)**	**(23)**	**108**	**(10)**	**(1)**	**146**	-
31.12.2007										
Investments in subsidiaries	2	4	-	-	-	-	-	-	6	-
Investments in affiliated companies	144	1	56	-	(39)	-	(11)	(122)	29	-
Total	**146**	**5**	**56**	-	**(39)**	-	**(11)**	**(122)**	**35**	-

Investments in subsidiaries and affiliated companies at December 31, 2007 are analysed in the section 'Scope of consolidation'.
Gains on investments accounted for using the equity method of €56 million relate mainly to Gaztransport et Technigaz sas (€31 million) and Fertilizantes Nitrogenados de Oriente CEC (€12 million).
Deduction for dividends of €39 million refer mainly to Gaztransport et Technigaz sas (€28 million) and TSKJ - Serviçōes de Engenharia Lda (€7 million).
'Other changes' include the reclassification of the investments in Gaztransport et Technigaz sas (€33 million) and Fertilizantes Nitrogenados de Oriente CEC (€89 million) to 'Assets classified held for sale'.
The net carrying value of equity-accounted investments relates to the following companies:

(€ million)	Group interest (%)	Net value at 31.12.2006	Net value at 31.12.2007
Ecos Group Srl	100.00	-	4
Saipem Engineering Nigeria Ltd	98.96	1	1
Snamprogetti Engineering BV	100.00	1	1
Total subsidiaries		**2**	**6**
Doris Engineering sa	40.00	9	10
Kwanda Suporto Logistico Lda	40.00	3	6
TSKJ - Serviçōes de Engenharia Lda	25.00	8	4
LNG - Serviços e Gestão de Projectos Lda	25.00	2	3
Tchad Cameroon Maintenance BV	40.00	2	2
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	42.50	1	2
Starstroi Security Llc	50.00	1	1
Saipem Taqa Al Rushaid Fabricators Co Ltd	40.00	-	1
Gaztransport et Technigaz sas	30.00	29	-
Fertilizantes Nitrogenados de Oriente CEC	20.00	88	-
Other minority interests		1	-
Total affiliated companies		**144**	**29**

[9] Other investments

Other investments of €13 million (€9 million at December 31, 2006) consist of the following:

(€ million)	Net value at the beginning of the year	Acquisitions and subscriptions	Revaluations	Impairment	Changes in the scope of consolidation	Exchange rate differences	Other changes	Net value at year end	Provision for impairment
31.12.2006									
Investments in affiliated companies	4	-	-	-	-	-	-	4	-
Investments in other companies	-	-	-	-	5	-	-	5	-
Total	**4**	**-**	**-**	**-**	**5**	**-**	**-**	**9**	**-**
31.12.2007									
Investments in subsidiaries	-	3	-	(2)	-	-	-	1	2
Investments in affiliated companies	4	-	-	-	-	-	-	4	-
Investments in other companies	5	-	6	-	(3)	-	-	8	-
Total	**9**	**3**	**6**	**(2)**	**(3)**	**-**	**-**	**13**	**2**

Investments in subsidiaries and affiliated companies at December 31, 2007 are analysed in the section 'Scope of consolidation'.
The changes in the scope of consolidation relate to investments held by the Haldor Topsøe Group in Karnaphuli Fertilizer Co Ltd and Chambal Fertilisers and Chemicals Ltd (€-3 million) which were sold during the course of 2007.
The caption 'Investments in subsidiaries' refers to Sud Est Cie.
The caption 'Investments in affiliated companies' refers to Rosfin Srl.
Investments in other companies relate to Nagarjuna Fertilizers & Chemical Ltd (€5 million) and Chambal Fertilisers and Chemicals Ltd (€3 million). Both investments are stated at fair value.
The provision for losses on investments, included in the provisions for contingencies, of €1 million (€2 million at December 31, 2006), relates essentially to Sud Est Cie sa.

Figures for the most recent available financial statements of subsidiaries and affiliated companies accounted for using the equity and cost method, in proportion to the Group interest held, are as follows:

	31.12.2006		31.12.2007	
(€ million)	Subsidiaries	Affiliated companies	Subsidiaries	Affiliated companies
Total assets	5	431	14	418
Total liabilities	6	281	11	358
Net revenues	9	241	18	184
Net profit (loss) for the year	(1)	40	-	43

The total amount of assets and liabilities of subsidiaries is negligible and therefore the effects of exclusion from the scope of consolidation are considered immaterial.

12 Other financial assets

Other financial assets of €8 million (€40 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Non current financing receivables related to operations	37	1
Financing receivables not related to operations (interest rate swaps)	3	7
Total	**40**	**8**

Financing receivables related to operations refer to the fair value of an interest rate swap entered into by Saipem SpA (€7 million).
There were no receivables in currencies other than the euro at December 31, 2007.
There were no receivables due after five years at December 31, 2007.

13 Deferred tax assets

Deferred tax assets amount to €61 million (€47 million at December 31, 2006). Details of deferred tax assets are provided in Note 23 'Deferred tax liabilities'.

14 Other assets

Other assets of €10 million (€11 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Fair value of hedging derivatives	-	3
Other receivables	11	7
Total	**11**	**10**

The fair value of hedging derivatives relates to forward currency sale contracts maturing in 2009 entered into by a foreign affiliated company. The amount consists of the spot component (€4 million) and the forward component (€-1 million). Further details can be found in Note 7 'Other assets'.
Other receivables relate mainly to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period (20 years), of €6 million and receivables from foreign tax authorities of €1 million.

Current liabilities

15 Short-term debt

Short-term debt of €3,033 million (€1,865 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Banks	139	264
Other financial institutions	1,726	2,769
Total	**1,865**	**3,033**

The increase in short-term debt of €1,168 million is primarily due to increased financial requirements needed to implement the planned investment programme.
The current portion of long-term debt, amounting to €5 million (€41 million at December 31, 2006) is detailed in Note 20 'Long-term debt and current portion of long-term debt'.

The breakdown of short-term debt by issuing entity, currency and average interest rate is as follows:

(€ million)

		31.12.2006			31.12.2007		
Issuing institution	Currency	Amount	Interest rate %		Amount	Interest rate %	
			from	to		from	to
Eni SpA	Euro	1,382	2.625	3.159	1,621	3.821	3.852
Eni SpA	US Dollar	4	3.738	-	-	-	-
Eni SpA	Swiss Franc	3	3.188	5.559	14	2.462	-
Eni Coordination Center SA	Euro	234	3.303	4.366	597	3.853	5.385
Eni Coordination Center SA	US Dollar	27	5.410	6.473	105	5.484	6.545
Eni Coordination Center SA	Norwegian Kroner	1	3.188	-	3	4.955	-
Eni Coordination Center SA	Swiss Franc	-	-	-	4	2.462	-
Eni Coordination Center SA	British Pound Sterling	24	4.808	-	227	6.251	-
Eni Coordination Center SA	Russian Rouble	-	-	-	5	6.540	-
Eni Coordination Center SA	Kazakhstan Tenge	-	-	-	81	5.540	-
Eni International Bank	Saudi Arabian Ryal	28	5.201	-	-	-	-
Eni Dación BV	US Dollar	-	-	-	3	5.970	-
Third parties	Euro	4	0.153	4.116	55	3.761	4.722
Third parties	US Dollar	92	5.453	6.096	238	5.222	6.545
Third parties	Nigerian Naira	-	-	-	39	14.510	-
Third parties	Other	66	variable		41	variable	
Total		**1,865**			**3,033**		

At December 31, 2007, Saipem had unused lines of credit amounting to €926 million (€739 million at December 31, 2006). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.

15 Trade and other payables

Trade and other payables of €4,681 million (€4,434 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Trade payables	2,292	2,626
Advances	1,826	1,736
Other payables	316	319
Total	**4,434**	**4,681**

Trade payables amounted to €2,626 million, representing an increase of €334 million due to increased Group activities.

Advances of €1,736 million (€1,826 million at December 31, 2006) consist mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,385 million, €1,259 million at December 31, 2006) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries (€351 million).

Trade payables to the parent company (Eni Corporate and Divisions) amounted to €50 million (€15 million at December 31, 2006).

Trade payables to related parties are shown in Note 43 'Transactions with related parties'.

Payables to jointly controlled companies, with regard to the non-consolidated portion, consist of the following:

(€ million)	31.12.2006	31.12.2007
Haldor Topsøe AS	8	-
RPCO Enterprises Ltd	7	-
SP - TKP Fertilizer Srl	2	-
SPF - TKP Omifpro Snc	1	-
Starstroi Llc	5	2
Guangdong Contractor Snc	4	-
Total	**27**	**2**

Other payables of €319 million consist of the following:

(€ million)	31.12.2006	31.12.2007
Payables due to:		
- employees	76	89
- national insurance/social security contributions	61	17
- factoring companies	-	39
- insurance companies	26	7
- creditors relating to advances	55	25
- consultants and professionals	5	2
- cautionary deposits	-	2
Other	93	138
Total	**316**	**319**

'Payables to factoring companies' relate to payables of Snamprogetti SpA to suppliers which in turn sold the corresponding receivables to factoring companies.

Other payables to related parties are shown in Note 43 'Transactions with related parties'.

The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

19 Current tax liabilities

Current tax liabilities of €163 million (€100 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
- Italian tax authorities	43	97
- Foreign tax authorities	57	66
Total	**100**	**163**

The increase in current tax liabilities of €63 million is mainly related to amounts payable by Italian group companies (mainly Saipem SpA), and foreign group companies to local tax authorities.

18 Other current tax liabilities

Other current tax liabilities of €73 million (€87 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
- Italian tax authorities:	11	15
. VAT	1	2
. other	10	13
- Foreign tax authorities:	76	58
. VAT	38	20
. other	38	38
Total	87	73

The decrease in other current tax liabilities of €14 million is mainly related to VAT payable by the affiliated company Saipem sa.

19 Other current liabilities

Other current liabilities of €136 million (€103 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Fair value of non-hedging derivatives	35	16
Fair value of cash flow hedge derivatives	43	79
Other	25	41
Total	**103**	**136**

At December 31, 2007, fair value of derivative instruments was equal to a negative amount of €95 million (€78 million at December 31, 2006).

The following table shows the fair value of derivative assets and liabilities at December 31, 2007:

(€ million)	31.12.2006	31.12.2007
Fair value assets on derivatives	103	91
Fair value liabilities on derivatives	(78)	(95)
Total	25	(4)

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).

The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2007, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on the spot exchange rate, the year end exchange rate and the respective forward interest rate.

Fair value of derivative contracts by type is provided in the following table:

	Liabilities 31.12.2006			Liabilities 31.12.2007		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			-		
- forward currency contracts (Spot component)						
. purchase	47			86		
. sale	-			5		
Total	47			91		
- forward currency contracts (Forward component)						
. purchase	(8)			(12)		
. sale	4			-		
Total	(4)	1,100	1,298	(12)	1,747	372
Total derivative contracts qualified for hedge accounting	**43**			**79**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps		100			-	
- forward currency contracts (Spot component)						
. purchase	34			10		
. sale	6			1		
Total	40			11		
- forward currency contracts (Forward component)						
. purchase	(9)			-		
. sale	2			-		
Total	(7)	637	311	-	546	92
- commodities						
. futures	2			-		
. other derivative contracts	-			5		
Total	2			5		
Total derivative contracts not qualified for hedge accounting	**35**			**16**		
Total	**78**			**95**		

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other assets'.
Information on the hedged risks and the hedging policy is given in section 'Summary of significant accounting policies'.
Other liabilities amounting to €41 million (€25 million at December 31, 2006) include deferred revenue and income of €1 million and other liabilities of €40 million.
Other payables to related parties are shown in Note 43 'Transactions with related parties'.

Non-current liabilities

30 Long-term debt and current portion of long-term debt

Long-term debt, inclusive of the current portion of long-term debt, amounted to €896 million (€926 million at December 31, 2006) and consists of the following:

	31.12.2006			31.12.2007		
(€ million)	Short-term maturity	Long-term maturity	Total	Short-term maturity	Long-term maturity	Total
Banks	37	543	580	-	475	475
Other financial institutions	4	342	346	5	416	421
Total	**41**	**885**	**926**	**5**	**891**	**896**

The change in 'Current portion of long-term debt' is mainly due to the deconsolidation of the Haldor Topsøe Group.
Long-term debt is shown below by year of maturity:

(€ million)

Type	Maturity range	2008	2009	2010	2011	2012	2013	2014	After
Banks	2008-2011	-	-	275	200	-	-	-	-
Other financial institutions	2008-2017	5	16	-	-	-	-	-	400
Total		5	16	275	200	-	-	-	400

Long-term debt amounting to €891 million is in line with the figure recorded at December 31, 2006.
Saipem SpA and Saipem sa entered into certain borrowing facilities for €75 million and €34 million, respectively, with a number of financial institutions subordinated to the maintenance of certain performance indicators based on the Consolidated Financial Statements of Saipem SpA and separate financial statements of Saipem sa. Both Saipem SpA and Saipem sa are in compliance with the covenants contained in their respective financing arrangements.
The following table analyses long-term debt, inclusive of the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)

			31.12.2006			31.12.2007		
Issuing institution	Currency	Maturity	Amount	Interest rate % from	to	Amount	Interest rate % from	to
Eni SpA	Euro	2017	-	-	-	400	4.710	-
Sofid SpA	Euro	2007	7	3.900	-	-	-	-
Eni International Bank Ltd	US Dollar	2007	91	5.473	-	-	-	-
Third parties	Euro	2008-2011	776	3.072	3.840	480	4.527	4.542
Third parties	US Dollar	2007	31	5.310	6.223	16	5.541	-
Third parties	Other	2007	21	variable		-	-	-
Total			926			896		

There are no debt secured by mortgages and liens on the fixed assets of consolidated companies or by pledges on securities. At December 31, 2007, there was an outstanding loan of €17 million, granted to a foreign affiliated company, secured by a deposit.

The fair value of long-term debt, including the current portion of long-term debt, amounts to €686 million (€776 million at December 31, 2006) and was calculated by discounting future cash flows using the following rates:

(%)	2006	2007
Euro	3.23-4.13	4.53-4.71
US Dollar	5.16-5.67	3.79

The difference between the fair value of long-term debt and its book value is mainly due to the debt of €400 million maturing in 2017.

The table below analyses the net financial debt indicated in the section 'Financial and economic results':

	31.12.2006			31.12.2007		
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash and cash equivalents	1,283	-	1,283	2,170	-	2,170
B. Cash and cash equivalents:						
- financial receivables related to operations due within 90 days	39	-	39	-	-	-
C. Available-for-sale securities and held-to-maturity investments	4	-	4	-	-	-
D. Liquidity (A+B+C)	**1,326**	**-**	**1,326**	**2,170**	**-**	**2,170**
E. Financial receivables	45	3	48	65	-	65
F. Short-term debt to banks	139	-	139	264	-	264
G. Long-term debt to banks	37	543	580	-	475	475
H. Short-term debt to related parties	1,703	-	1,703	2,660	-	2,660
I. Long-term debt to related parties	3	95	98	-	400	400
L. Other short-term debt	23	-	23	109	-	109
M. Other long-term debt	1	247	248	5	16	21
N. Gross financial debt (-E+F+G+H+I+L+M)	**1,861**	**882**	**2,743**	**2,973**	**891**	**3,864**
O. Net financial debt (N-D)	**535**	**882**	**1,417**	**803**	**891**	**1,694**

Net financial debt includes IRS liabilities; however it does not include the fair value of derivatives indicated in Notes 7 and 14 'Other assets' and in Note 19 'Other current liabilities'.

Financial receivables not related to operations of €65 million (€45 million at December 31, 2006) consist mainly of amounts to be received by Saipem SpA and Snamprogetti SpA from the CEPAV Due Consortium and to financial receivables from fixed-term bank deposits at financial institutions.

21 Provisions for contingencies

Provisions for contingencies of €184 million (€178 million at December 31, 2006) consist of the following:

(€ million)	Opening balance	Provisions	Utilisations	Other changes	Closing balance
31.12.2006					
Provisions for taxes	27	9	-	1	37
Provisions for contractual penalties and disputes	8	2	(2)	1	9
Provisions for losses on investments	2	-	-	-	2
Provisions for redundancy incentives	-	1	-	1	2
Other provisions	62	66	(36)	36	128
Total	**99**	**78**	**(38)**	**39**	**178**
31.12.2007					
Provisions for taxes	37	13	-	(1)	49
Provisions for contractual penalties and disputes	9	20	(2)	(2)	25
Provisions for losses on investments	2	-	(2)	1	1
Provisions for redundancy incentives	2	-	(1)	-	1
Other provisions	128	28	(37)	(11)	108
Total	**178**	**61**	**(42)**	**(13)**	**184**

'Other changes' include €6 million resulting from the disposal of Camom sa and Haldor Topsøe AS Groups.

Provisions for taxes amounting to €49 million refer entirely to disputes with fiscal authorities in foreign countries that, based on recent assessments, are still pending.

Provisions for contractual penalties and disputes amounted to €25 million and consist entirely of accruals by a foreign subsidiary. This represents a best estimate of the amount that may be required to settle current disputes.

Provisions for losses on investments amounted to €1 million and represent losses incurred to date in excess of the carrying value of investments. The provision mainly relates to investments held by Saipem sa.

Provisions for redundancy incentives at December 31, 2007 amount to €1 million.

Other provisions stood at €108 million and principally consist of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors. With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

22 Provisions for employee benefits

Provisions for employee benefits of the Saipem Group concern indemnities upon termination of employment, pension plans with benefits measured in consideration of the employee's annual compensation preceding retirement and other long-term benefits.

Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ('TFR'), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The indemnity is paid upon retirement as a lump sum payment the amount of which corresponds to the total of the provisions accrued along employees' service period based on payroll costs as revalued until retirement according to the Italian legal scheme. Provisions for Italian post-retirement indemnities considered for the determination of relevant liabilities and expenses, are reduced by amounts drawn by employees and paid into pension funds.

Following the enactment of the Italian Budget Law for 2007, employees had until June 30, 2007 to decide whether to transfer their future provisions and any amounts accrued from January 1, 2007 for post-retirement indemnities under the Italian TFR regime to pension funds or the treasury fund held by the Italian administration for post-retirement benefits (INPS). Companies with less than 50 employees were allowed to continue recognising the provision as in previous year.

The choice applied retrospectively from January 1, 2007. Therefore, the allocation of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be classified as costs to provide benefits under a defined contribution plan. Past provisions accrued for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.

Following this change in regime, the existing provision for Italian employees was reassessed to take account of the curtailment due to reduced future obligations reflecting the exclusion of future salaries and relevant increases from actuarial calculations. As a result of this a non-recurring gain of €4.4 million was recognised in profit or loss.
Pension funds concern:
- defined benefit plans of foreign companies located, primarily, in France, United Kingdom and Norway;
- pension provisions and similar obligations for personnel employed abroad, to whom local legislation applies.

Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding retirement.
Liabilities and costs related to supplementary medical reserve for Eni managers (FISDE) are calculated on the basis of the contributions paid by the company for retired managers. The deferred cash incentive scheme comprises estimated variable remuneration related to company performance to be paid out to senior managers who achieve their individual targets. Jubilee awards are benefits due following the attainment of a minimum period of service and, with regard to the Italian companies, they consist of remuneration in kind.
Provisions for employee benefits of €167 million (€169 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Employee termination indemnities (TFR)	77	69
Foreign pension plans	62	62
Supplementary medical reserve for Eni managers (FISDE)	14	14
Deferred cash incentive scheme	5	15
Jubilee awards	11	7
Total	**169**	**167**

The present value of long-term employee benefits is as follows:

		Foreign pension plans				
(€ million)	TFR	Gross liability	Plan assets	Net liability	Other long-term benefits	Total
31.12.2006						
Present value of benefit obligation at beginning of year	35	72	23	49	12	96
Change in the scope of consolidation	43	42	33	9	10	62
Current cost	8	23	-	23	5	36
Interest cost	3	3	-	3	1	7
Expected return on plan assets	-	-	3	(3)	-	(3)
Contributions paid	-	(1)	3	(4)	-	(4)
Actuarial gains (losses)	3	(3)	1	(4)	-	(1)
Benefits paid	(10)	(4)	(1)	(3)	(1)	(14)
Amendments, curtailments and settlements	-	(14)	(14)	-	-	-
Exchange rate differences and other changes	-	(3)	-	(3)	2	(1)
Present value of benefit obligation at end of year	**82**	**115**	**48**	**67**	**29**	**178**
31.12.2007						
Present value of benefit obligation at beginning of year	82	115	48	67	29	178
Change in the scope of consolidation	-	-	-	-	-	-
Current cost	2	7	-	7	9	18
Interest cost	3	5	-	5	1	9
Expected return on plan assets	-	-	4	(4)	-	(4)
Contributions paid	(1)	(1)	3	(4)	-	(5)
Actuarial gains (losses)	(7)	(11)	(3)	(8)	1	(14)
Benefits paid	(8)	(6)	(2)	(4)	(2)	(14)
Amendments, curtailments and settlements	(8)	17	17	-	(1)	(9)
Exchange rate differences and other changes	-	(6)	(4)	(2)	(2)	(4)
Present value of benefit obligation at end of year	**63**	**120**	**63**	**57**	**35**	**155**

The present value of the obligation in respect of other long-term benefits of €35 million (€29 million at December 31, 2006) concern FISDE for €13 million (€13 million at December 31, 2006), jubilee awards for €6 million (€11 million at December 31, 2006) and deferred cash incentive scheme for €16 million.
The reconciliation analysis of benefit obligations and plan assets is as follows:

	Employee termination indemnities (TFR)		Foreign pension plans		Other long-term benefits	
(€ million)	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007
Present value of funded benefit obligations	-	-	72	71	-	-
Present value of plan assets	-	-	(48)	(63)	-	-
Net present value of benefit obligations with plan assets	-	-	24	8	-	-
Present value of benefit obligations without plan assets	82	63	42	49	29	35
Unrecognised actuarial gains (losses)	(5)	6	(4)	5	1	1
Unrecognised past service cost	-	-	-	-	-	-
Net liabilities recognised in provisions for employee benefits	77	69	62	62	30	36

The provision for other long-term benefits of €36 million (€30 million at December 31, 2006) relates to FISDE, €14 million (€14 million at December 31, 2006), jubilee awards, €6 million (€11 million at December 31, 2006) and deferred cash incentive scheme, €16 million.
Costs for long-term employee benefits recorded in the income statement consist of the following:

(€ million)	Employee termination indemnities (TFR)	Foreign pension plans	Other long-term benefits	Total
2006				
Current cost	8	23	5	36
Interest cost	3	3	1	7
Expected return on plan assets	-	(2)	-	(2)
Expected return on reimbursement rights	-	1	-	1
Total costs	11	25	6	42
2007				
Current cost	2	7	9	18
Interest cost	3	5	2	10
Expected return on plan assets	-	(4)	-	(4)
Amortisation of actuarial gains (losses)	-	1	-	1
Expected return on reimbursement rights	-	-	-	-
Effect of curtailments and settlements	(4)	-	-	(4)
Total costs	1	9	11	21

Costs for other long-term benefits of €11 million (€6 million at December 31, 2006) mainly relate to the deferred cash incentives and FISDE.

The main actuarial assumptions used in the evaluation of long-term employee benefit obligations at year end and in the estimate of costs expected for 2008 consist of the following:

(%)	Employee termination indemnities (TFR)	Pension plans with assets	Other long-term benefits
2006			
Main actuarial assumptions:			
- discount rates	4.0	4.0-13.0	4.0-4.25
- rate of compensation increase	-	2.0-12.0	-
- expected rate of return on plan assets	-	4.0-7.5	-
- rate of inflation	2.0	2.0-10.0	2.0
2007			
Main actuarial assumptions:			
- discount rates	4.25	4.0-13.0	4.0-4.7
- rate of compensation increase	-	2.0-12.0	-
- expected rate of return on plan assets	-	5.0-7.5	-
- rate of inflation	2.0	2.0-10.0	2.0

The expected rate of return on plan assets have been determined by reference to quoted prices expressed in regulated markets. With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used.
Plan assets consist of the following:

(%)	Plan assets	Expected return
December 31, 2007		
Shares	34.07	8.00
Bonds	30.07	5.45
Investment property	1.55	8.00
Other	34.31	5.50

The effective return of plan assets amount to €2 million (€3 million at December 31, 2006).
With reference to medical plans, the effects deriving from a 1% change in the actuarial assumptions of medical costs consist of the following:

(€ million)	1% increase	1% decrease
Impact on current costs and interest costs	-	-
Impact on net benefit obligation	2	(1)

The amount expected to be accrued to the defined benefit plans for 2008 amounts to €7.6 million.

The analysis of changes in the actuarial valuation of the net liability with regard to the previous year deriving from the non-correspondence of the actuarial assumptions with the actual values recorded at year end is as follows:

(%)	Employee termination indemnities (TFR)	Foreign pension plans	Supplementary medical reserve (FISDE)	Other
2006				
Impact on net benefit obligation	4	1	-	5
Impact on plan assets	-	-	-	-
2007				
Impact on net benefit obligation	17	-	-	-
Impact on plan assets	-	3	-	-

23 Deferred tax liabilities

Deferred tax liabilities of €52 million (€83 million at December 31, 2006) are shown net of deferred tax assets for which offsetting is possible.

(€ million)	31.12.2006	Additions	Deductions	Exchange rate differences and other changes	31.12.2007
Deferred tax liabilities	83	18	(19)	(30)	52
Total	83	18	(19)	(30)	52

Exchange rate differences and other changes of €30 million mainly relate to an increase in offset deferred tax assets against deferred tax liability by individual companies (€55 million), exchange rate losses (€5 million) and the recognition against equity of the deferred tax effect on the fair value evaluation of derivatives designated as cash flow hedges (€17 million).
Deferred tax liabilities consist of the following:

(€ million)	31.12.2006	31.12.2007
Deferred income taxes	(188)	(213)
Deferred income taxes available to be offset	105	161
	(83)	(52)
Deferred income taxes not available to be offset	47	61
Net deferred tax assets (liabilities)	(36)	9

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(€ million)	31.12.2006	Additions	Deductions	Exchange rate differences and other changes	31.12.2007
Deferred tax liabilities:					
- accelerated tax depreciation	(33)	-	3	10	(20)
- non distributed reserves held by investments	(38)	-	5	(2)	(35)
- other	(117)	(18)	11	(34)	(158)
	(188)	**(18)**	**19**	**(26)**	**(213)**
Deferred tax assets:					
- accruals for impairment losses and provisions for contingencies	14	6	(4)	-	16
- carry-forwards tax losses	118	3	(5)	(4)	112
- write-downs of fixed assets and non deductible inventories	4	-	-	(4)	-
- other	131	67	18	10	226
	267	**76**	**9**	**2**	**354**
Less:					
- unrecognised deferred tax assets	(115)	(2)	(26)	11	(132)
	152	**74**	**(17)**	**13**	**222**
Net deferred tax assets (liabilities)	**(36)**	**56**	**2**	**(13)**	**9**

Unrecognised deferred tax assets of €132 million (€115 million at December 31, 2006) mainly relate to tax losses that are not likely to be offset against future income and of temporary differences giving rise to assets which are not likely to be recovered.

Tax losses

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward without limit. Tax recovery corresponds to a tax rate of 27.5% for Italian companies and to an average tax rate of 29% for foreign companies.
Tax losses, amounting to €229 million, relate entirely to foreign companies and can be used in the following periods:

(€ million)	Italian subsidiaries	Foreign subsidiaries
2008	-	2
2009	-	11
2010	-	15
2011	-	36
2012	-	3
After 2012	-	-
Without limit	-	276
Total	-	**343**

24 Other non-current liabilities

Other non-current liabilities of €2 million (€1 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006	31.12.2007
Trade and other payables	1	2
Total	1	2

Other non-current liabilities consist of tax liabilities due after one year of €1 million and other payables of €1 million.

Shareholders' equity

25 Minority interest

Minority interest at December 31, 2007, amounting to €4 million was unchanged from December 31, 2006.
Minority interest in profit and shareholders' equity relate to the following consolidated subsidiaries:

(€ million)	31.12.2006	31.12.2007
ER SAI Caspian Contractor Llc	3	2
Saipem (Nigeria) Ltd	-	1
Saipem Contracting (Nigeria) Ltd	-	1
Other	1	-
Total	4	4

26 Saipem's shareholders' equity

Saipem's shareholders' equity at December 31, 2007, amounting to €2,295 million can be analysed as follows:

(€ million)	31.12.2006	31.12.2007
Share capital	441	441
Share premium reserve	55	55
Legal reserve	65	72
Reserve for buy-back of treasury shares	16	34
Reserve for cash flow hedges	67	108
Reserve for exchange-rate differences	(13)	(93)
Other reserves	7	7
Retained earnings	632	873
Net profit for the period	384	875
Treasury shares	(73)	(77)
Total	1,581	2,295

27 Share capital

At December 31, 2007, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of €1 each, of which 441,251,800 are ordinary shares and 159,100 are savings shares.
On April 30, 2007, Saipem's Shareholders' Meeting approved a dividend distribution of €0.29 per ordinary share and €0.32 per savings share, with the exclusion of treasury shares. The cash dividend was made available for payment from May 24, 2007 and the ex-dividend date was May 21, 2007.

28 Share premium reserve

The share premium reserve at December 31, 2007, amounting to €55 million was unchanged from December 31, 2006.

29 Other reserves

At December 31, 2007, other reserves amounted to €128 million (€142 million at December 31, 2006) and consist of the following items.

Legal reserve

At December 31, 2007, the legal reserve stood at €72 million and represents the portion of profits accrued as per Article 2430 of the Italian Civil Code that cannot be distributed as dividends. The legal reserve increased by €7 million against December 31, 2006, following the allocation to this reserve of 2006 net profit.

Reserve for cash flow hedges

This reserve, net of tax, amounts to €108 million and relates to the fair value valuation of Interest Rate Swaps and the spot component of hedging contracts at December 31, 2007.
The tax effect amounts to €47 million (€30 million at December 31, 2007).

Reserve for exchange rate differences

This reserve amounts to minus €93 million and relates to exchange rate differences arising from the translation into euro of financial statements expressed in a currency other than the euro.

Reserve for the buy-back of treasury shares

This reserve amounts to €34 million, an increase of €18 million versus December 31, 2006. The change is due to the reclassification of €10 million from retained earnings to complete stock grant and stock option schemes, and to the allocation of €50 million by drawing from retained earnings, as per the Shareholders' meeting resolution of April 30, 2007, which granted the Board of Directors, pursuant to Article 2357, paragraph 2, of the Italian Civil Code, to buy-back, over a period of 18 months from the date of the Shareholders' approval, up to No. 2,500,000 treasury shares with a nominal value of €1 each at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase, which shall take place on the Italian market in accordance with the modalities set forth by the Italian Stock Exchange, and for an overall amount not exceeding €60 million.
The decrease of €22 million following the buy-back of 848,700 treasury shares during the year was reclassified under the caption 'Treasury shares'.

Other reserves

Other reserves, amounting to €7 million, refer to the allocation of part of 2006 net profit, pursuant to Article 2426, 8-bis of the Italian Civil Code. This caption also comprises the re-valuation reserve set up by Saipem SpA in previous years, amounting to €2 million.

Distributable reserves

Saipem's shareholders' equity at December 31, 2007 includes distributable reserves of €2,215 million, some of which are subject to taxation upon distribution. A deferred tax liability has been recorded in relation to the share of reserves the Group expects to distribute (€35 million).

30 Treasury shares

Saipem SpA holds 5,033,496 treasury shares (6,198,088 at December 31, 2006), amounting to €77 million (€73 million at December 31, 2006). These are ordinary shares of Saipem SpA with a nominal value of €1 each.

Treasury shares are for allocation to the 2002-2007 stock option schemes and stock grant schemes. Operations involving treasury shares during the year are as follows:

	No. of shares	Average cost (€)	Total cost (€ million)	Share capital (%)
Treasury shares bought back				
2003 (from May 2)	2,125,000	6.058	13	0.48
2004	1,395,000	7.044	10	0.32
2005	3,284,589	10.700	35	0.74
2006	1,919,355	18.950	36	0.43
2007	848,700	25.950	22	0.19
Total	**9,572,644**	**12.143**	**116**	**2.16**
Less treasury shares allocated:				
- as stock grants	1,361,800			
- as stock options	3,177,348			
Treasury shares held at December 31, 2007	**5,033,496**	15.232	77	1.14

At December 31, 2007, outstanding stock grants total No. 246,100 shares and outstanding stock options amount to No. 5,482,696 shares.

Further information on stock option and stock grant schemes are provided in Note 35 'Payroll and related costs'.

Reconciliation of net profit and shareholders' equity of the parent company Saipem SpA to consolidated net profit and shareholders' equity

	31.12.2005		31.12.2006		31.12.2007	
(€ million)	Shareholders' equity	Net profit	Shareholders' equity	Net profit	Shareholders' equity	Net profit
As reported in Saipem SpA's financial statements	**693**	**121**	**762**	**156**	**923**	**287**
Difference between the equity value and results of consolidated companies and the equity value and result of consolidated companies as accounted for in Saipem SpA financial statements	511	186	394	242	757	585
Consolidation adjustments, net of effects of taxation:						
- difference between cost and underlying value of equity	759	(12)	676	3	883	(2)
- elimination of unrealized intercompany profits	(377)	32	(287)	(33)	(284)	26
- other adjustments	57	(68)	40	19	20	(18)
Total shareholders' equity	**1,643**	**259**	**1,585**	**387**	**2,299**	**878**
Minority interest	(13)	(4)	(4)	(3)	(4)	(3)
As reported in the consolidated financial statements	**1,630**	**255**	**1,581**	**384**	**2,295**	**875**

33 Guarantees, commitments and risks

Guarantees

Guarantees of €4,298 million (€4,937 million at December 31, 2006) consist of the following:

(€ million)	31.12.2006 Unsecured	31.12.2006 Other guarantees	31.12.2006 Total	31.12.2007 Unsecured	31.12.2007 Other guarantees	31.12.2007 Total
Associated companies	38	16	54	22	65	87
Consolidated companies	683	3,754	4,437	506	3,332	3,838
Own	-	443	443	22	350	372
Other	3	-	3	-	1	1
Total	**724**	**4,213**	**4,937**	**550**	**3,748**	**4,298**

Other guarantees issued on behalf of associated and consolidated companies of €3,397 million (€3,770 million at December 31, 2006) mainly relate to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €2,796 million; (ii) letters of patronage issued to commissioning entities of €53 million; and (iii) VAT recoverable from tax authorities of €5 million.

They mainly comprise guarantees issued by banks for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

Commitments

Saipem SpA, for the benefit of its customers, is committed to fulfiling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee the cover for contracts whose overall value amounts to €10,719 million (€8,533 million at December 31, 2006), inclusive of the backlog quota at December 31, 2007 relating to Group companies.

Risk management

The principal risks identified, monitored and, as described below, managed by Saipem are the following:

(i) the market risks deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company. Exposure to commodity price volatility is not material;

(ii) the credit risk deriving from the possible default of a counterparty;

(iii) the liquidity risk deriving from lack of financial resources necessary to meet short-term commitments;

(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results; and

(v) country risk.

During the year, Saipem implemented the new Eni Guidelines on the management and control of financial risks.

Capital structure management

Saipem management uses leverage ratios to assess the strength and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and net equity, and to carry out benchmark analyses against industry standards. Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity, including minority interests. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the investment programme and the disposal of non-core assets.

Additional information on financial instruments

FINANCIAL INSTRUMENTS - BOOK VALUE AND RELEVANT ECONOMIC EFFECT

The book value and relevant economic effect for the year 2007 consist of the following:

(€ million)	Book value	Income (expense) recognised in the income statement	Income (expense) recognised in equity
Held for trading financial instruments			
Non-hedging derivatives [a]	(1)	(2)	-
Receivables and payables and other assets (liabilities) measured at amortised cost			
Trade and other receivables [b]	3,257	-	-
Financial receivables [a]	76	-	-
Trade and other payables [c]	4,681	(8)	-
Financial payables [a]	3,929	(31)	-
Net assets (liabilities) for hedging derivatives [a]	4	(44)	58

(a) The income statement effects relate only to the income (expense) indicated in Note 37 'Financial income (expense)'.
(b) The income statement effects were recognised in 'Purchases, services and other costs' (impairments and losses on receivables) and in 'Financial income (expense)' (exchange gains (losses) arising from adjustments to the year-end exchange rate).
(c) The income statement effects were recognised in 'Financial income (expense)' (exchange gains (losses) arising from adjustments to the year-end exchange rate).

MARKET VALUE OF FINANCIAL INSTRUMENTS

In the normal course of its business, Saipem uses various types of financial instruments. Information regarding the market value of financial instruments are as follows:

Notional amounts of derivatives

The notional amount of a derivative is an amount used as a reference to calculate the contractual payments to be exchanged. This amount may be expressed in terms of a monetary or physical quantity (e.g. barrels, tonnes, etc.). Monetary quantities in foreign currencies are converted into euros at the exchange rate prevailing at year end.

Notional amounts of derivatives do not represent the amounts actually exchanged between the parties and do not therefore constitute a measure of Saipem's credit risk exposure. This is instead represented by the net fair value of derivative contracts at year end.

Interest rate risk management

Saipem only enters into interest rate swaps with the purpose of managing its interest rate risk.

(€ million)	Notional amount at 31.12.2006	Notional amount at 31.12.2007
Interest rate swaps (IRS)	800	500

The table below shows swaps entered into, weighted average interest rates and maturities. Average interest rates are based on year end rates and may be subject to changes that could have a significant impact on future cash flows. Comparisons between the average buying and selling rates are not indicative of the fair value of derivatives. In order to determine their fair value, the underlying transactions must be taken into account.

		31.12.2006	**31.12.2007**
Purchase fixed/sell variable-notional amount	(€ million)	800	500
Weighted average rate received	(%)	3.81	3.73
Weighted average rate paid	(%)	3.70	4.61
Weighted average maturity	(years)	2.95	3.15

Exchange rate risk management

Saipem enters into various types of forward foreign exchange contracts to manage its exchange rate risk. For contracts involving the exchange of two foreign currencies, both the amount received and the amount sold are indicated.

(€ million)	Notional amount at 31.12.2006	Notional amount at 31.12.2007
Forward foreign exchange contracts	1,392	447

The table below show forward foreign exchange contracts and other instruments used to manage the exchange rate risk for the principal currencies.

	Notional amount at 31.12.2006		Notional amount at 31.12.2007	
(€ million)	Purchase	Sell	Purchase	Sell
AUD	-	-	49	88
CAD	11	-	-	-
CHF	2	-	30	-
CNY	-	-	40	-
EUR	205	78	126	124
GBP	268	31	268	22
JPY	46	27	18	4
NOK	79	27	126	3
USD	2,300	4,139	1,847	2,710
Total	**2,911**	**4,302**	**2,504**	**2,951**

Contractual penalties and disputes

Following the acquisition of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions linked with the normal performance of its activities. Based on information at the company's disposal at the time of printing and in consideration of the provisions made for contingencies, Saipem deems that these proceedings and actions will not have significant negative effects on its consolidated balance sheet.

A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings, because Saipem deems an adverse outcome to be unlikely.

CEPAV (Consorzio Eni per l'Alta Velocità) Due

The arbitration proceedings filed by the Consortium against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to receive indemnification for damages for delays allegedly attributable to TAV, begun in 2000, are still ongoing. The arbitration recently recognised the Consortium's right to damages and a partial arbitrator's award was issued on January 4, 2007. The arbitration award is still quantifying the stated prices and damages.

TAV contested the above-mentioned partial award, pleading the revocation of the framework contract. In fact, Legislative Decree No. 7 of January 31, 2007 - subsequently converted into Law - revoked the framework agreement issued by the Italian Railway company to TAV SpA, for the construction of the Milan-Verona line. The impact of this revocation would be extended to the framework agreement that CEPAV Due signed with TAV SpA on October 15, 1991 leading to resolution.

Following the publication of the aforementioned decree, the Consortium launched a second arbitration proceeding aimed at receiving indemnification for damages for items in breach of contract carried out by TAV occurring before the issue of the decree. Among possible damages is the damage caused by revoking the agreement. TAV has rejected all requests for damages and demurred at the revocation of the agreement. The judgment is pending.

It should be noted finally that by order dated on October 9, 2007, the Council of State rejected the request filed earlier by the Consortium and granted by the Lazio Tar (Regional Administrative Court) for the suspension of the revocation of the concession granted to TAV, the CEPAV Due/TAV Agreement, as well as the subsequent CIPE resolution with which it was decided to award to other parties the construction of the high-speed line which had been previously awarded to CEPAV Due. The proceeding filed by the Consortium is still pending before the European Court of Justice with the aim of establishing if some of the regulations of Legislative Decree No. 7 of January 31, 2007 violate the laws of the Institutional Treaty of the European Community.

CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA

As mentioned in previous financial statements, the CEPAV Uno Consortium (Eni Consortium for the High-Speed Railway Line), consisting of Snamprogetti SpA having a 50.1% stake; Saipem SpA a 0.26% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; Grandi Lavori - Fincosit and Impresa Pizzarotti & C. a 14.15% stake each, signed an agreement with TAV SpA on October 15, 1991 and, subsequently, a supplemental agreement on August 3, 2000 and an addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These agreements were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the agreement, the subsequent supplemental agreement and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (indicated, on November 30, 2005, in excess of €800 million).

CEPAV Uno and TAV have tried to find an amicable settlement; however this attempt failed on March 14, 2006. For this reason, on April 27, 2006 notification of arbitration was sent to TAV. The deadline for the arbitration committee to file the arbitration award has been set for June 30, 2009.

Consortium TSKJ - SEC enquiries

As mentioned in previous financial statements, in June 2004, the Securities and Exchange Commission (SEC) of the USA sent Eni a request for voluntary collaboration, which Eni, Saipem and Snamprogetti promptly accepted, in order to acquire documentation and other information concerning the TSKJ consortium, involved with the construction in Nigeria (Bonny Island) of natural gas liquefaction plants. Snamprogetti has a 25% indirect stake in the TSKJ consortium, while the remainder is held by the subsidiaries of Halliburton/KBR, Technip and JGC. The SEC investigation relates to alleged improper payments made to public officials by TSKJ. Inquiries into this matter are also being conducted by other authorities. Saipem and Snamprogetti have provided the SEC and other authorities with the documentation and information it possesses, and provided all the necessary assistance.

Investigations are currently still underway.

EniPower - Enquiries by the Judiciary

As mentioned in previous financial statements, as part of the investigation started by the Milan judicial authorities (penal proceedings 2460/03 R.G.N.R. pending at the Procurer of the Republic of Milan) into contracts commissioned by EniPower from different companies, Snamprogetti SpA (engineering services and procurement contractor), together with other parties, were served a warning to inform them that they were under investigation, pursuant to Article 25 of Legislative Decree 231/2001. Preliminary investigations ended in August 2007 with the recording of the relevant documents with successful results. Snamprogetti was not included among the parties still under investigation for whom committals for trial have been requested.

Snamprogetti therefore decided to appear as the aggrieved party against the physical and legal persons implicated in transactions that may have related to the Company. Preliminary hearing discussions are currently under way before the GUP (preliminary hearing judge).

Revenues

The following is a summary of the main components of 'Revenues'. Additional information about the most significant changes in revenues is provided under the caption 'Financial and economic results'.

32 Net sales from operations

Net sales from operations is broken down as follows:

(€ million)	2006	2007
Net sales from operations	7,058	9,350
Changes in contract work in progress	459	180
Total	**7,517**	**9,530**

Net sales by geographical area is as follows:

(€ million)	2006	2007
Italy	773	1,046
Rest of Europe	1,093	955
CSI	1,052	1,031
Rest of Asia	2,109	3,175
North Africa	372	725
West Africa	1,570	1,684
Americas	545	745
Australia, Oceania and rest of the world	3	169
Total	**7,517**	**9,530**

Information required by IAS 11, paragraphs 39, 40 and 42 and is provided by business sector in Note 42.
Turnover from Eni Group companies amounts to €1,238 million.

33 Other revenues and income

Other revenues and income consist of the following:

(€ million)	2006	2007
Income related to personnel	1	-
Contract penalties and other trade revenues	5	22
Gains on disposal of assets	4	3
Compensation for damages	4	4
Other proceeds	36	37
Total	**50**	**66**

Contract penalties and other trade revenues relate to Snamprogetti SpA (€7 million) and Saipem sa (€15 million).

Operating expenses

The following is a summary of the main components of 'Operating expenses'. Additional information about changes in revenues is provided under 'Financial and economic results'.

24 Purchases, services and other costs

Purchases, services and other costs can be broken down as follows:

(€ million)	2006	2007
Raw, ancillary and consumable materials and goods	2,088	2,693
Services	3,075	4,004
Use of third party assets	418	600
Net provisions for contingencies	31	9
Other expenses	60	71
less:		
- capitalised direct costs associated with self-constructed assets	(59)	(258)
- variations in inventories	(37)	(41)
- grants related to income	(2)	-
Total	**5,574**	**7,078**

Costs of services include agency fees of €37 million (€26 million at December 31, 2006).

Net provisions for contingencies are detailed in Note 21 'Provisions for contingencies'.

Other expenses, amounting to €71 million, consist primarily of indirect taxes of €23 million generated mainly by foreign companies controlled directly or indirectly by Saipem SpA, €8 million relating to losses on transactions and litigation and €3 million connected with related costs for buildings that do not qualify for capitalisation.

The change in capitalised direct costs associated with self-constructed assets relates mainly to the Gimboa project (€161 million), the construction of ROVs and to improvements to local logistical bases (approximately €35 million).

At December 31, 2007, Saipem has no non-cancelable operating leases.

Purchases, services and other costs towards Eni Group companies amount to €81 million.

25 Payroll and related costs

Payroll and related costs are as follows:

(€ million)	2006	2007
Wages and salaries	875	1,095
Social security contributions	187	199
Contributions to defined benefit plans	31	24
Employee termination indemnities	11	7
Other costs	70	52
less:		
- capitalised direct costs associated with self-constructed assets	(10)	(7)
Total	**1,164**	**1,370**

Contributions to defined benefit plans of €31 million include a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ('TFR') following the changes introduced by the Italian Budget Law for 2007 and related decrees (€4.4 million). Employee termination indemnities include €6 million relating to accrued costs paid to external bodies as a result of the 2007 Budget Law and €1 million relating to the actuarial valuation of the outstanding liability. For further information, see Note 22 'Provisions for employee benefits'.

Stock compensation

STOCK GRANTS

With the aim of improving the motivation and loyalty of the managers of Saipem SpA and its subsidiaries, as per Article 2359 of the Italian Civil Code, by linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, in 2003, 2004 and 2005 stock compensation schemes were approved whereby Saipem offers its own shares purchased under its buy-back program (treasury shares) for no consideration to those managers of Saipem who achieved corporate and individual objectives in the previous year. Grants vest within 45 days after the end of the third year from the date of the offer.

At December 31, 2007, No. 246,100 grants with a nominal value of €1 each are outstanding and relate to the 2005 stock grant plan (shares with a fair value of €11.756 per share for Italian residents and €11.972 per share for non-Italian residents).
The following table shows changes in the stock grant plans:

	2006			2007		
(€ thousand)	Number of shares	Average price [(a)]	Market price [(b)]	Number of shares	Average price [(a)]	Market price [(b)]
Stock grants as of January 1	**1,589,000**	-	**22,024**	**1,042,700**	-	**20,583**
New rights granted	-	-	-	-	-	-
(Rights exercised in the period)	(530,000)	-	9,296	(759,400)	-	20,133
(Rights cancelled in the period)	(16,300)	-	292	(37,200)	-	969
Stock grants outstanding as of December 31	**1,042,700**	-	**20,583**	**246,100**	-	**6,751**
of which exercisable at December 31	-	-	-	-	-	-

(a) Since these are stock grants, the strike price is zero.
(b) Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the stock grant assignment, the date on which the issue of the shares or, for rights cancelled, the date of the unilateral termination of employment), weighted by the number of shares. The market price of stock grants at the beginning and end of the year is the price recorded at December 31.

The following table shows stock grants outstanding as of December 31, 2007 and the number of assignees:

Year	No. of managers	No. of shares	Fair value for resident assignees	Fair value for non-resident assignees
2003	193	573,300	6.0185	6.0185
2004	195	633,800	7.224	7.224
2005	168	471,200	11.756	11.972
		1,678,300		
December 31, 2007				
Shares assigned		(1,361,800)		
Rights cancelled		(70,400)		
Rights outstanding		**246,100**		
of which:				
- expiring in 2008		246,100		

The average remaining life of outstanding rights is one year.

STOCK OPTIONS

With the aim of improving motivation and loyalty of the managers of Saipem SpA and its subsidiaries, as defined in Article 2359 of the Italian Civil Code, that hold significant positions of managerial responsibility or that are considered as strategic managers for the Group, Saipem approved stock compensation plans that provide the assignment for no consideration of purchase rights of Saipem treasury shares (options).

2002-2004 and 2005 plans

Stock options provides the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant, with a strike price calculated as arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding assignment or, from 2003 onwards, the average cost of treasury shares as of the day preceding the assignment, if greater.

2006-2008 plan

The exercise of stock allocated as part of the 2006-2008 stock option plan is subject to the achievement of a performance condition. At the end of each three-year vesting period, the Board of Directors sets the percentage of exercisable options (between 0 and 100), in relation to the Total Shareholders' Return (TSR) of the Saipem's share as benchmarked against the TSR delivered by a panel of the six largest international competitors for market capitalisation. Options can be exercised after three

years from the date of allocation and for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding assignment.
The arithmetic average of such prices, weighted by the number of shares assigned, amounts to €17.519 and €26.521 per share for 2006 and 2007, respectively.
The following table shows changes in the stock option plans:

	2006			2007		
(€ thousand)	Number of shares	Average price	Market price [a]	Number of shares	Average price	Market price [a]
Options as of January 1	**4,484,901**	**7.908**	**62,161**	**5,404,088**	**11.642**	**106,677**
New options granted	1,965,000	17.519	34,625	1,332,500	26.521	36,324
(Options exercised in the period)	(1,045,813)	6.668	18,723	(1,253,892)	7.001	31,573
(Options cancelled in the period) [b]	-	-	-	-	-	-
Options outstanding as of December 31	**5,404,088**	**11.642**	**106,677**	**5,482,696**	**16.319**	**150,390**
of which exercisable at December 31	**970,088**	**6.221**	**19,150**	**827,946**	**6.518**	**22,711**

(a) The market price relating to new options granted, options exercised in the period and options cancelled in the period corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the year is the price recorded at January 1 and December 31.
(b) Rights cancelled relate to the termination of employment.

The following table shows stock options outstanding as of December 31, 2007 and the number of assignees:

Year	**No. of managers**	**Strike price (*)**	**No. of shares**
2002	213	6.187	2,105,544
2003	58	6.821	1,283,500
2004	58	7.594	1,166,000
2005	56	11.881	980,500
2006	91	17.519	1,965,000
2007	91	26.521	1,332,500
			8,833,044
December 31, 2007			
Options exercised			
2002			(1,611,598)
2003			(858,000)
2004			(676,000)
2005			(28,000)
2006			(3,750)
2007			-
			(3,177,348)
Options cancelled			
2002			(51,500)
2003			(78,000)
2004			(34,000)
2005			(9,500)
2006			-
2007			-
			(173,000)
Rights outstanding			
2002			442,446
2003			347,500
2004			456,000
2005			943,000
2006			1,961,250
2007			1,332,500
			5,482,696

(*) Official price average recorded on the Mercato Telematico Azionario in the month preceding assignment.

At December 31, 2007, No. 5,482,696 options had been assigned for the purchase of No. 5,482,696 ordinary shares of Saipem SpA with a nominal value of €1. The options relate to the following plans:

	Number of shares	Strike price (€)	Average remaining life (years)	Fair value (€) for assignees resident in Italy	Fair value (€) for assignees resident in France
2002 scheme	442,446	6.187	2	Not available	Not available
2003 scheme	347,500	6.821	3	1.1928	1.1806
2004 scheme	456,000	7.594	4	2.0935	2.0085
2005 scheme	943,000	11.881	6	3.1029	2.9795
2006 scheme	1,961,250	17.519	5	5.7208	6.1427
2007 scheme	1,332,500	26.521	6	8.8966	9.5320
Total	**5,482,696**				

The fair value of stock options granted in 2002 is not available, as it was not calculated at the time of assignment. The fair value valuation of options granted in 2003, 2004 and 2005 considers the stock options as European until September 30, 2006, August 23, 2007 and July 27, 2008 respectively for assignees resident in Italy and until September 30, 2007, August 23, 2008 and July 27, 2009 for those resident in France; subsequently they are considered American. The fair value was therefore calculated using a combination of the Black-Scholes and Merton method for European options and the Roll, Geske and Whaley method for American options. The fair value of 2006 and 2007 stock option rights was calculated based on the trinomial trees method, which considers the stock as American-type call options with dividend entitlement.

The following assumptions were made:

- for assignees resident in Italy:

	2006	2007
Risk-free interest rate (%)	4.010	4.701
Expected life (years)	6	6
Expected volatility (%)	28.500	28.020
Expected dividends (%)	1.300	1.360

- for assignees resident in France:

	2006	2007
Risk-free interest rate (%)	4.060	4.714
Expected life (years)	7	7
Expected volatility (%)	28.500	28.020
Expected dividends (%)	1.300	1.360

The cost of stock grant and stock option plans in 2007 amounted to €13 million (€14 million in 2006).

Compensation of key management personnel

Compensation due to senior managers responsible for Group results or holding positions of strategic interest (i.e. key management personnel) amount to €25 million (€26 million in 2006) and consist of the following:

(€ million)	2006	2007
Wages and salaries	6	6
Employee termination indemnities	6	6
Stock grants/stock options	14	13
Total	**26**	**25**

Compensation of Board Directors and Statutory Auditors

Compensation of Board Directors amounts to €1,413 thousand (€1,360 thousand in 2006). Compensation of Statutory Auditors amounts to €157 thousand (€154 thousand in 2006). Compensation of Board Directors and Statutory Auditors includes emoluments and all other retributive and social security compensations due for the function of director or statutory auditor assumed by Saipem SpA or other companies included in the scope of consolidation, representing a cost for Saipem.

Average number of employees

The average number of employees, by category, for all the consolidated companies is as follows:

(number)	31.12.2006	31.12.2007
Senior managers	401	425
Managers	2,925	3,557
White collar	11,522	14,321
Blue collar	14,076	14,812
Seamen	239	258
Total	**29,163**	**33,373**

The average number of employees is calculated using the half-sum of employees at the beginning and the end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to senior manager status in Italy.

36 Depreciation, amortisation and impairments

Depreciation, amortisation and impairments consist of the following:

(€ million)	2006	2007
Depreciation and amortisation:		
- tangible assets	219	269
- intangible assets	10	12
	229	**281**
Impairments:		
- intangible assets	1	-
Total	**230**	**281**

37 Financial income (expense)

Financial income (expense) consist of the following:

(€ million)	2006	2007
Exchange differences, net	6	(9)
Net income (expense) on derivatives	(24)	6
Net income (expense) on hedging operations	(23)	(46)
Financial income (expense) from/to Group financial companies	(34)	(80)
Interest income (expense) - banks	14	(17)
Interest and other financial expenses on debt due to Group financial companies	(42)	19
Other income (expense) - third parties	3	22
Total	**(100)**	**(105)**

Financial income (expense) on derivatives consist of the following:

(€ million)	2006	2007
Currency derivatives	(35)	(51)
Interest rate derivatives	10	4
Commodity derivatives	2	1
	(23)	(46)

Net income from derivatives of €46 million (net expense of €23 million in 2006) mainly relate to the recognition in income of the change in fair value of derivatives that do not qualify for hedge accounting under the IFRS and the measurement of the forward component of derivatives that qualify for hedge accounting.

38 Income (expense) from investments

Share of profit (loss) of equity-accounted investments and other gain (loss) from investments are as follows:

(€ million)	2006	2007
Share of profit of equity-accounted investments	34	56
Other income from investments	7	-
Gain on disposals	-	301
Dividends	4	4
Total	**45**	**361**

Dividends mainly relate to the company Karnaphuli Fertilizer Co Ltd (€3 million), measured at cost, which was sold during the year.

Gain on disposals relate to the sale of Haldor Topsøe AS Group (€264 million), Camom sa Group (€25 million) and Tecnomare SpA (€12 million).

Gains from the valuation of investments accounted for using the equity method are analysed under Note 9 'Investments accounted for using the equity method'.

39 Income taxes

Income taxes consist of the following:

(€ million)	2006	2007
Current taxes:		
- Italian subsidiaries	47	128
- foreign subsidiaries	104	175
Net deferred taxes:		
- Italian subsidiaries	(4)	(13)
- foreign subsidiaries	10	(45)
Total	**157**	**245**

Current taxes amount to €303 million and relate to Ires (€105 million), Irap (€23 million) and foreign taxes (€175 million).

The effective tax rate is 29.8% (29.0% in 2006) compared with a statutory tax rate of 28.3% (46.8% in 2006), and calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	2006	2007
Statutory tax rate	**46.8**	**28.3**
Items increasing (decreasing) the statutory tax rate:		
- net value of production abroad (Irap)	(10.4)	(0.8)
- lower tax rates for foreign subsidiaries and other	(7.4)	2.4
Total changes	**(17.8)**	**1.6**
Effective tax rate	**29.0**	**29.8**

30 Minority interest

Minority interest amounts to €3 million.

31 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to Saipem's shareholders by the weighted-average number of shares issued and outstanding during the same period, excluding treasury shares.

The average number of shares used for the calculation of the basic earnings per share was 435,253,726 and 436,470,398 in 2006 and 2007, respectively.

Diluted earnings per share are calculated by dividing the net income for the year attributable to Saipem's shareholders by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares and including the number of shares that could be potentially issued. At December 31, 2007, shares that could be issued potentially concern essentially shares granted under stock grant and stock option schemes. The average number of shares used for the calculation of the diluted earnings per share was 441,859,615 and 442,358,294, in 2006 and 2007, respectively. Reconciliation of the average number shares used for the calculation of the basic and diluted earning per share is as follows:

		31.12.2006	31.12.2007
Average number of shares used for the calculation of the basic earnings per share		**435,253,726**	**436,470,398**
Number of potential shares following stock grant schemes		1,042,700	246,100
Number of potential shares following stock option schemes		5,404,088	5,482,696
Number of savings shares convertible into ordinary shares		159,101	159,100
Average number of shares used for the calculation of the diluted earnings per share		**441,859,615**	**442,358,294**
Saipem's net profit	(€ million)	387	875
Basic earnings per share	(€ per share)	0.89	2.00
Diluted earnings per share	(€ per share)	0.88	1.98

42 Information by business sector and geographical area

Information by business sector

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Not allocated	Total
December 31, 2006						
Net sales from operations [1]	4,156	3,801	532	291	-	8,780
less: intersegment sales	964	101	167	31	-	1,263
Net sales to customers	3,192	3,700	365	260	-	7,517
Operating profit	300	164	103	32	-	599
Depreciation, amortisation and impairments	108	49	53	20	-	230
Net income from investments	5	40	-	-	-	45
Capital expenditure	405	70	102	37	-	614
Property, plant and equipment	1,280	194	776	95	-	2,345
Investments	17	138	-	-	-	155
Current assets	1,512	2,655	226	137	1,554	6,084
Current liabilities	1,354	2,990	122	71	2,093	6,630
Provisions for contingencies	13	116	-	-	49	178
December 31, 2007						
Net sales from operations [1]	5,122	6,420	608	345	-	12,495
less: intersegment sales	1,659	1,083	188	35	-	2,965
Net sales to customers	3,463	5,337	420	310	-	9,530
Operating profit	423	252	140	52	-	867
Depreciation, amortisation and impairments	149	46	60	26	-	281
Net income from investments	16	345	-	-	-	361
Capital expenditure	575	109	693	267	-	1,644
Property, plant and equipment	1,679	169	1,395	319	-	3,562
Investments	20	28	-	-	-	48
Current assets	1,781	2,401	270	154	2,438	7,044
Current liabilities	1,603	2,917	188	109	3,274	8,091
Provisions for contingencies	13	95	-	-	76	184

(1) Intersegment sales are conducted on an arm's length basis.

The following table contains information required by IAS 11 paragraphs 39, 40 and 42.

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Not allocated	Total
Net sales from operations (a)	3,463	5,337	420	310	-	9,530
Changes in provisions for future losses (b)	(1)	(19)	-	-	-	(20)
Total (a-b)	**3,464**	**5,356**	**420**	**310**	**-**	**9,550**
Advances from clients	139	210	2	-	-	351
Provisions for future losses (c)	12	96	-	-	-	108
Contract work in progress (d)	(212)	(540)	-	-	-	(752)
Deferred income (e)	352	1,032	1	-	-	1,385
Total (c+d+e)	**152**	**588**	**1**	**-**	**-**	**741**

Information by geographical area

The allocation of operations to single geographical areas is difficult because of the nature of Saipem's business, which involves the deployment of a fleet on a number of different projects over a single time period. As a result, certain activities have been deemed 'unallocatable'.

With regard to tangible and intangible assets and capital expenditure, vessels and their related equipment and goodwill were not allocated.

With regard to current assets, inventories related to vessels were not allocated.

A breakdown of revenues by geographical area is provided in Note 32.

(€ million)	Italy	Rest of Europe	CSI	Rest of Asia	North Africa	West Africa	Americas	Not allocated	Total
2006									
Capital expenditure	8	17	68	11	7	31	14	458	614
Tangible and intangible assets	36	90	117	62	2	111	297	2,479	3,194
Identifiable assets	1,031	997	524	1,467	202	1,093	399	371	6,084
2007									
Capital expenditure	18	14	75	69	42	54	188	1,184	1,644
Tangible and intangible assets	34	9	148	81	8	138	509	3,385	4,312
Identifiable assets	1,744	908	834	1,488	392	912	414	352	7,044

Current assets were allocated by geographical area using the following criteria: (i) cash and cash equivalents and financial receivables were allocated on the basis of the country in which individual company bank accounts are held; (ii) inventory was allocated on the basis of the country in which onshore storage facilities are situated (except for those situated on vessels); and (iii) trade receivables and other assets were allocated to the geographical area to which the related project belongs.

Non current assets were allocated to the on the basis of the country in which the asset operates, except for offshore drilling and construction vessels, which are included under 'Not allocated'.

43 Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entertained by Saipem SpA and/or companies within the scope of consolidation involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.

The tables below shows the value of the transactions of a trade, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of individual transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:

- Eni subsidiary companies;
- Eni associated companies;
- other related parties.

Trade and other transactions

Trade transactions at December 31, 2006 consist of the following:

(€ million)

	31.12.2006			Year 2006			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associated companies							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	51	24	22	-	2	2	-
LNG - Serviços e Gestão de Projectos Lda	1	-	-	-	-	5	-
Consorzio ITA	1	-	-	-	-	-	-
Consorzio Bonifica Aree e Siti Inquinati	5	-	-	-	-	1	-
TSKJ - Serviçoes de Engenharia Lda	-	-	26	-	-	-	-
Total	58	24	48	-	2	8	-
Unconsolidated subsidiaries							
Snamprogetti Africa (Nigeria) Ltd	1	-	-	-	-	1	-
Snamprogetti Romania Srl	1	9	-	-	4	-	-
Total	2	9	-	-	4	1	-
Eni companies							
Eni SpA	38	4	-	4	-	-	-
Eni SpA Exploration & Production Division	114	3	-	2	1	199	-
Eni SpA Gas & Power Division	13	-	-	-	-	12	-
Eni SpA Refining & Marketing Division	110	8	-	4	2	22	-
Agip Energy & Natural Resources (Nigeria) Ltd	8	-	-	-	-	22	-
Agip Karachaganak BV	1	-	-	-	-	4	-
Agip Oil Ecuador BV	2	-	-	-	-	5	-
AgipFuel SpA	-	1	-	2	-	-	-
Ecofuel SpA	1	-	-	-	-	-	-
Engineering & Management Services SpA	2	1	-	-	-	2	-
Eni Algeria Production BV	1	-	-	-	-	5	-
Eni Congo SA	51	8	-	-	-	69	-
Eni Corporate University SpA	-	2	-	-	3	-	-
Eni Dación BV	-	-	-	-	-	1	-
Eni Gas BV	-	-	40	-	-	-	-
Eni International Bank Ltd	-	-	-	-	-	-	-
Eni Iran BV	9	-	-	-	-	18	-
Eni Mediterranea Idrocarburi SpA	6	-	-	-	-	19	-
Eni North Africa BV	13	-	-	-	-	14	-
Enifin SpA	1	-	2,951	-	-	-	-
EniPower Mantova SpA	-	-	-	-	-	1	-
EniPower SpA	18	1	1	-	-	46	-
EniServizi SpA	2	24	-	4	29	3	-
GreenStream BV	3	-	-	-	-	3	-
Ieoc Exploration BV	2	-	-	-	-	18	-
Ieoc Production BV	1	-	-	-	-	5	-
Naoc - Nigerian Agip Oil Co Ltd	76	15	-	-	-	21	-
Padana Assicurazioni SpA	11	23	4	-	36	5	3
Polimeri Europa SpA	26	2	-	-	13	15	-
Praoil SpA	-	-	-	-	-	2	-
Raffineria di Gela SpA	15	-	-	-	-	36	-
Serfactoring SpA	-	29	-	-	-	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	21	-	5	-	-	6	-
Società EniPower Ferrara Srl	10	-	4	-	-	-	-
Société pour la Construction du Gazoduc	33	-	-	-	-	19	-
Sofid SpA	-	-	-	-	2	-	-
Stoccaggi Gas Italia SpA	7	-	-	-	-	25	-
Syndial SpA	55	2	2	-	-	88	-
Eni affiliated companies	-	-	-	-	-	13	-
Total	650	123	3,007	16	87	698	3
Total transactions with related parties	710	156	3,055	16	93	707	3
Total	3,306	4,434	4,936	2,088	3,075	7,058	50
Incidence (%)	21.47	3.52	61.89	0.77	3.02	10.02	6.00

The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Revenues from Eni associated companies amount to €13 million and relate to Eni Oil Co Ltd (€4 million) and InAgip doo (€9 million). Trade transactions at December 31, 2007 consist of the following:

(€ million)

	31.12.2007			Year 2007			
				Costs		Revenues	
Company	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associated companies							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	49	43	64	-	1	1	-
LNG - Serviços e Gestão de Projectos Lda	-	-	-	-	-	1	-
Consorzio ITA	2	-	-	-	-	1	-
TSKJ - Serviçōes de Engenharia Lda	-	-	23	-	-	-	-
Total	**51**	**43**	**87**	-	**1**	**3**	-
Unconsolidated subsidiaries							
Snamprogetti Engineering BV	7	-	-	-	-	14	-
Snamprogetti Africa (Nigeria) Ltd	2	-	-	-	-	1	-
Total	**9**	-	-	-	-	**15**	-
Eni companies							
Eni SpA	1	3	2,747	-	9	1	-
Eni SpA Exploration & Production Division	112	2	-	2	1	245	-
Eni SpA Gas & Power Division	12	-	-	-	1	14	-
Eni SpA Refining & Marketing Division	87	45	-	2	3	113	-
Agip Energy & Natural Resources (Nigeria) Ltd	8	-	-	-	-	22	-
Agip Karachaganak BV	1	-	-	-	-	4	-
Agip Oil Ecuador BV	1	-	-	-	-	7	-
AgipFuel SpA	-	1	-	3	-	-	-
Dunastyr Polisztirolgyarto	2	1	-	-	-	1	-
Ecofuel SpA	1	-	-	-	-	1	-
Eni Algeria Production BV	-	-	-	-	-	6	-
Eni Australia BV	50	7	-	-	-	55	-
Eni Congo SA	131	7	-	-	-	210	-
Eni Corporate University SpA	-	2	-	-	5	-	-
Eni Iran BV	10	2	-	-	-	13	-
Eni Mediterranea Idrocarburi SpA	9	-	-	-	1	27	-
Eni North Africa BV	10	-	-	-	-	12	-
Eni Tunisia BV	7	-	-	-	-	13	-
EniPower SpA	11	4	-	-	-	20	-
EniServizi SpA	3	18	-	4	36	4	-
GreenStream BV	4	-	-	-	-	7	-
Ieoc Exploration BV	5	-	-	-	-	25	-
Ieoc Production BV	-	-	-	-	-	4	-
Naoc - Nigerian Agip Oil Co Ltd	50	20	-	-	-	53	-
Padana Assicurazioni SpA	-	2	12	-	6	8	21
Polimeri Europa SpA	28	6	-	-	-	46	-
Praoil SpA	1	-	-	-	-	2	-
Raffineria di Gela SpA	18	2	-	-	-	16	-
Scogat SA	55	4	-	-	-	116	-
Serfactoring SpA	-	41	-	-	-	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	30	23	-	-	-	35	-
Società EniPower Ferrara Srl	4	1	-	-	-	10	-
Sofid SpA	-	5	-	-	6	-	-
Stoccaggi Gas Italia SpA	11	-	-	-	-	33	-
Syndial SpA	87	9	-	-	-	83	-
Eni affiliated companies	13	-	-	-	-	14	-
Total	**762**	**205**	**2,759**	**11**	**69**	**1,220**	**21**
Total transactions with related parties	**822**	**248**	**2,846**	**11**	**70**	**1,238**	**21**
Total	**3,333**	**4,681**	**4,298**	**2,693**	**4,604**	**9,530**	**66**
Incidence (%)	**24.66**	**5.29**	**66.22**	**0.41**	**1.52**	**12.99**	**31.82**

The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Revenues from Eni associated companies amount to €14 million and relate to Agiba Petroleum Co (€4 million), Eni Gas BV (€6 million), Industria Siciliana Acido Fosforico - ISAF - SpA (€2 million), Super Octanos CA (€1 million) and Blue Stream Pipeline Co BV (€1 million).

Other transactions consist of the following:

	31.12.2006			31.12.2007		
(€ million)	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
Eni SpA (ex Enifin SpA)	117	87	-	91	95	-
Eni Banque SA	-	-	-	-	1	-
Eni Congo SA	1	-	1	-	-	-
Eni International Bank Ltd	1	-	-	-	-	-
Eni Trading & Shipping	-	-	-	1	-	-
Naoc - Nigerian Agip Oil Co Ltd	-	-	21	-	-	4
Padana Assicurazioni SpA	8	-	-	-	-	-
Polimeri Europa SpA	-	-	1	-	-	-
Sofid SpA	3	-	-	1	-	-
Total transactions with related parties	**130**	**87**	**23**	**93**	**96**	**4**
Total	**171**	**200**	**488**	**275**	**136**	**573**
Incidence (%)	**76.02**	**43.50**	**4.71**	**33.88**	**70.59**	**0.69**

Financial transactions

Financial transactions for 2006 consist of the following:

(€ million)

	31.12.2006			Year 2006	
Company	Receivables	Payables	Commitments	Expenses	Income
Eni SpA (ex Enifin SpA)	3	1,389	7,866	147	129
Sofid SpA	-	7	-	-	-
Eni International Bank Ltd	-	119	42	1	5
Eni Coordination Center SA	-	286	-	8	8
Total transactions with related parties	**3**	**1,801**	**7,908**	**156**	**142**

Financial transactions for 2007 consist of the following:

(€ million)

	31.12.2007			Year 2007	
Company	Receivables	Payables	Commitments	Expenses	Income
Eni SpA (ex Enifin SpA)	7	2,035	6,090	-	1
Banque Eni	-	-	-	4	2
Sofid SpA	1	-	-	-	-
Eni International Bank Ltd	-	-	-	2	1
Eni Dación BV	-	3	-	-	-
Eni Coordination Center SA	-	1,022	-	37	12
Total transactions with related parties	**8**	**3,060**	**6,090**	**43**	**16**

As the result of a special agreement between Saipem and the Eni Corporate Finance Unit, Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The impact of financial transactions and positions with related parties consists of the following:

	31.12.2006			31.12.2007		
(€ million)	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Short-term debt	1,865	1,703	91.3	3,033	2,660	87.70
Long-term debt including current portion	926	98	10.6	896	400	44.64
Financial income	609	142	23.3	834	16	1.92
Financial expenses	709	156	22.0	939	43	4.58

Main financial flows with related parties consist of the following:

(€ million)	31.12.2006	31.12.2007
Revenues and other income	710	1,259
Costs and other expenses	(109)	(81)
Financial income (expense)	(14)	(27)
Change in trade payables and receivables	(359)	(20)
Net cash provided from operating activities	**228**	**1,131**
Change in financial payables and receivables	592	1,254
Net cash used in financing activities	**592**	**1,254**
Total cash flow to related parties	**820**	**2,385**

The impact of financial flows with related parties is as follows:

	31.12.2006			31.12.2007		
(€ million)	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Cash provided from operating activities	603	228	37.8	1,065	1,131	106.2
Cash used in investing activities	(636)	-	-	(1,237)	-	-
Cash used in financing activities	680	592	87.0	937	1.254	133.8

Information on jointly controlled entities

Information relating to jointly controlled entities, consolidated using the proportional method, are as follows:

(€ million)	31.12.2007
Working capital, net	(217)
Total assets	1,046
Total liabilities	909
Revenues	1,563
Operating costs	(1,500)
Operating profit	63
Net profit	24

34 Assets classified held for sale

Other assets classified held for sale amount to €203 million and relate to the programme for the disposal of non-core assets and in particular to the sale of non-strategic investments in Gaztransport et Technigaz sas (Offshore sector) and Fertilizantes Nitrogenados de Oriente CEC (design and construction of process plants).

Assets and liabilities of assets held for sale can be analysed as follows:

(€ million)	Gaztransport et Technigaz sas	Fertilizantes Nitrogenados de Oriente CEC	Total
Non-current assets			
Intangible assets	81	-	81
Investments accounted for using the equity method	33	89	122
	114	**89**	**203**
Total assets held for sale	**114**	**89**	**203**

35 Significant non-recurring events and operations

Significant non-recurring events and operations in 2007 include a gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities ('TFR') following the changes introduced by Italian Budget Law for 2007 and related decrees (€4.4 million). More information is provided in the Note 22 'Provisions for employee benefits'.

There were no significant non-recurring events and transactions in 2006.

36 Positions or transactions deriving from atypical and/or unusual operations

In 2006 and 2007, no positions or transactions deriving from atypical and/or unusual operations were reported.

Certification of the consolidated financial statements pursuant to Article 81-ter of Italian securities regulator Consob's Regulation No. 11971 of May 14, 1999 and subsequent amendments and additions

1. The undersigned Pietro Franco Tali and Alessandro Bernini in their quality as Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the 2007 consolidated financial statements and during the period covered by the report, were:
- adequate to the company structure, and
- effectively applied during the process.

2. Internal controls over financial reporting in place for the preparation of the consolidated financial statements at December 31, 2007 have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers certify that the consolidated financial statements at December 31, 2007:
a) correspond to the company's evidence and accounting books and entries; and
b) were prepared in accordance with criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Also, pursuant to Article 9 of Legislative Decree No. 38/2005 and based on their knowledge, the information contained in this report fairly presents, in all material respects, the financial condition, results of operations and cash flows of the Group companies as of, and for, the period presented in this report.

March 13, 2008

Pietro Franco Tali	Alessandro Bernini
Chairman and CEO	Chief Financial Officer

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Saipem SpA

1. We have audited the consolidated financial statements of Saipem SpA and its subsidiaries ("Saipem Group") as of 31 December 2007, which comprise the balance sheet, the income statement, statement of changes in equity, cash flow statement and the related notes. These consolidated financial statements are the responsibility of the Directors of Saipem SpA. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors. We believe that our audit provides a reasonable basis for our audit opinion.

   For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated 13 April 2007.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554827100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of Saipem SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree N° 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in equity and cash flows of the Saipem Group for the year then ended.

Milan, 5 April 2008

PricewaterhouseCoopers SpA

Signed by

Andrea Alessandri
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. References in this report to the Financial Statements refer to the Financial Statements in original Italian and not to their translation.

(2)



Società per Azioni
Headquarters: San Donato Milanese (Milan), Italy
Via Martiri di Cefalonia, 67
Capital stock: €441,410,900 fully paid
Tax identification number and Milan Companies' Register
No. 00825790157
Branches:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milan) - Italy

Relation with institutional investors and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Financial Report at December 31 (in English)
Bilancio al 31 dicembre (in Italian)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Six-monthly report at June 30 (in Italian and English)

Sustainability Report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

